Exhibit 2.1

EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

by and among

HEARTWARE INTERNATIONAL, INC.,

VALTECH CARDIO, LTD.,

HW GLOBAL, INC.,

VALOR MERGER SUB LTD.,

HW MERGER SUB, INC.,

and

VALOR SHAREHOLDER REPRESENTATIVE, LLC, AS THE SHAREHOLDER REPRESENTATIVE

Dated as of September 1, 2015

4.5	Financial Statements	42
4.6	Undisclosed Liabilities	43
4.7	Agreements; Actions	43
4.8	Related-Party Transactions	44
4.9	Changes	45
4.10	Properties	46
4.11	Intellectual Property	48
4.12	Compliance with Other Instruments	51
4.13	Litigation	51
4.14	Taxes	51
4.15	Employees	55
4.16	Obligations of Management	58
4.17	Compliance with Laws; Permits	58
4.18	Insurance	59
4.19	Employee Benefit Plans	59
4.20	FDA and Regulatory Matters	61
4.21	Brokers	63
4.22	Environmental, Zoning and Safety Laws	63
4.23	Consents	63
4.24	Organizational Documents	64
4.25	Privacy and Data Security	64
4.26	Government Grants and Incentives	64
4.27	Health Care Professionals	64
4.28	Certain Business Practices	64
4.29	Required Valor Shareholder Vote	65
4.30	Products Liability	65
4.31	Disclosure	65
4.32	No Other Representations and Warranties	66

ARTICLE 5 REPRESENTATIONS AND WARRANTIES REGARDING HOLDCO, ISR MERGER SUB AND US MERGER SUB

5.1	Corporate Organization	67
5.2	Capitalization	67
5.3	Authority; Execution and Delivery; Enforceability	67
5.4	No Conflicts	68
5.5	Legal Proceedings	68
5.6	Broker’s Fees	68

ARTICLE 6 REPRESENTATIONS AND WARRANTIES REGARDING HW

6.1	Organization, Good Standing and Qualification	69
6.2	Capitalization; Voting and Other Rights	69
6.3	Compliance with Other Instruments	70
6.4	Authorization; Binding Obligations; Governmental Consents	70

6.5	HW SEC Documents; HW Financial Statements	70
6.6	Related-Party Transactions	71
6.7	Brokers	71
6.8	Litigation	71
6.9	Consents	72
6.10	Organizational Documents	72
6.11	Required HW Stockholder Vote	72
6.12	No HW Material Adverse Effect	72
6.13	Disclosure	72
6.14	Section 351/368	72
6.15	Compliance with Laws	72
6.16	FDA and Regulatory Matters	73
6.17	Certain Business Practices	74
6.18	Products Liability	74
6.19	No Other Representations and Warranties; Certain Acknowledgements	74

ARTICLE 7 CONDUCT OF BUSINESS PENDING THE MERGERS AND RELATED COVENANTS

7.1	Conduct of Business of Valor	75
7.2	Conduct of Business of HW	79
7.3	Delivery of Financial Statements; Cooperation in Preparing Pro Forma Financial Statements	80
7.4	Notice of Developments	80

ARTICLE 8 ADDITIONAL AGREEMENTS

8.1	ISR Merger Proposal, Notice and Actions by Companies Registrar	81
8.2	Companies Registrar Notification	82
8.3	Transaction Reporting	82
8.4	Registration Statement; Joint Proxy Statement/Prospectus	82
8.5	Valor Shareholders’ Meeting	84
8.6	HW Stockholders’ Meeting	84
8.7	Notices; Consents; Filings	85
8.8	OCS	86
8.9	Antitrust Filings	86
8.10	Further Assurances	87
8.11	Mitral	88
8.12	Product Development	89
8.13	Operations in Israel	89
8.14	Exclusivity Obligations of Valor	89
8.15	Access	90
8.16	Public Announcements	91
8.17	Listing	91
8.18	Indemnification, Exculpation and Insurance	91
8.19	280G Matters	92

8.20	Takeover Laws	93
8.21	Tax Matters	93
8.22	Conduct of Business	97
8.23	Interim Funding	97
8.24	Employee Benefit Matters	97

ARTICLE 9 CONDITIONS TO THE CONSUMMATION OF THE TRANSACTIONS

9.1	Conditions to the Obligations of Each Party	98
9.2	Conditions to the Obligations of HW	99
9.3	Conditions to the Obligations of Valor	100

ARTICLE 10 TERMINATION

10.1	Termination	101
10.2	Effect of Termination	103

ARTICLE 11 INDEMNIFICATION AND SET-OFF RIGHTS

11.1	Indemnification by Holdco	104
11.2	Indemnification by the Participating Rights Holders and Founders; Holdco Set-Off Rights	104
11.3	Third-Party Claims	106
11.4	Payment of Claims	107
11.5	Limitations of Liability	109
11.6	Right to Bring Action; No Contribution	112
11.7	Sole Remedy	112
11.8	Certain Other Matters	112

ARTICLE 12 GENERAL PROVISIONS

12.1	Notices	112
12.2	Severability	114
12.3	Entire Agreement; Assignment	114
12.4	Parties in Interest	115
12.5	Specific Performance	115
12.6	Release	115
12.7	Governing Law	116
12.8	Consent to Jurisdiction	116
12.9	Waiver of Jury Trial	117
12.10	Headings; Interpretation	117
12.11	Counterparts	117
12.12	Fees and Expenses	117

v

12.13	Amendment	118
12.14	Waiver	118
12.15	Privilege; Waiver of Conflicts	118

SCHEDULES

Schedule 8.8(a)(i)	OCS Application
Schedule 8.8(a)(ii)	OCS Undertaking
Schedule A	Persons Executing Shareholder Support Agreements and Stockholders Voting Agreements

EXHIBITS

Exhibit A	Certain Defined Terms
Exhibit B	ISR Merger Proposal
Exhibit C	Letter of Transmittal
Exhibit D	Form of Shareholder Support Agreement
Exhibit E	Non-Israeli Resident Declaration
Exhibit F	Interim Funding Convertible Promissory Note
Exhibit G	HW Termination Note
Exhibit H	Form of Warrant
Exhibit I	Amended and Restated Articles of ISR Surviving Company
Exhibit J	Amended and Restated Certificate of Incorporation of US Surviving Corporation
Exhibit K	Form of Stockholders Voting Agreement
Exhibit L	Escrow Agreement

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of September 1, 2015 (the “Agreement Date”), by and among (i) HeartWare International, Inc., a Delaware corporation (“HW”), (ii) Valtech Cardio, Ltd., a private company incorporated under the laws of Israel (“Valor”), (iii) HW Global, Inc., a Delaware corporation and a direct wholly-owned subsidiary of HW (“Holdco”), (iv) HW Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Holdco (“US Merger Sub”), (v) Valor Merger Sub Ltd., a private company incorporated under the laws of Israel and a direct wholly-owned subsidiary of Holdco (“ISR Merger Sub”), and (vi) Valor Shareholder Representative, LLC, a Delaware limited liability company, acting solely its capacity as the “Shareholder Representative” referred to herein. Capitalized terms used herein without definition shall have the respective meanings set forth in Exhibit A hereto.

WHEREAS, each of HW and Valor desire, following the satisfaction or waiver of the conditions set forth in Article 9, to effect a strategic combination of their respective businesses under Holdco pursuant to which, upon the terms and subject to the conditions set forth in this Agreement at the Closing: (a) US Merger Sub shall merge with and into HW, with HW surviving the merger as a wholly-owned subsidiary of Holdco (the “US Merger”), and (b) ISR Merger Sub shall merge with and into Valor, with Valor surviving the merger as a subsidiary of Holdco (the “ISR Merger” and, together with the US Merger and the other transactions contemplated by this Agreement, the “Transactions”);

WHEREAS, the Board of Directors of HW (the “HW Board”) has determined that the ISR Merger, the US Merger and the other Transactions are consistent with, and will further, the business strategies and goals of HW and are in the best interests of the HW shareholders, and (a) has approved and declared advisable this Agreement and the Transactions, including the US Merger and (b) has determined, subject to its duties under applicable Law, to recommend that the HW shareholders adopt this Agreement;

WHEREAS, the Board of Directors of US Merger Sub has determined that the US Merger and the other Transactions are consistent with, and will further, the business strategies and goals of US Merger Sub and are in the best interests of US Merger Sub and its shareholder and has approved this Agreement and the Transactions, including the US Merger, and has determined to recommend that the sole shareholder of US Merger Sub adopt this Agreement;

WHEREAS, the Board of Directors of Valor (the “Valor Board”) has determined that the ISR Merger, the US Merger and the other Transactions are consistent with, and will further, the business strategies and goals of Valor and are in the best interests of Valor shareholders, and (a) has approved and declared advisable this Agreement and the Transactions, including the ISR Merger, (b) that, considering the financial position of the merging companies, no reasonable concern exists that the ISR Surviving Company will be unable to fulfill its obligations to its creditors, and (c) has determined, subject to its duties under applicable Law, to recommend that the Valor shareholders adopt this Agreement and will be submitting this Agreement and the performance of the Transactions to the holders of shares of capital of Valor (collectively, the “Valor Shareholders”), for their approval and adoption in accordance with Israeli Companies Law and the Valor Charter;

WHEREAS, the Board of Directors of ISR Merger Sub has determined that (a) the ISR Merger and the other Transactions are consistent with, and will further, the business strategies and goals of ISR Merger Sub and are in the best interests of ISR Merger Sub and its shareholder, (b) that, considering the financial position of the merging companies, no reasonable concern exists that the ISR Surviving Company will be unable to fulfill its obligations to its creditors, and (c) has approved this Agreement and the Transactions, including the ISR Merger, and has determined to recommend that the sole shareholder of ISR Merger Sub adopt this Agreement;

WHEREAS, in order to induce HW to enter into this Agreement and to cause the ISR Merger, the US Merger and the other Transactions to be consummated, certain officers and directors of Valor and certain Valor Shareholders, in each case, listed on Schedule A hereto, are executing (i) support agreements in favor of Holdco concurrently with the execution and delivery of this Agreement substantially in the form attached hereto as Exhibit D (the “Shareholder Support Agreements”), and (ii) stockholder voting agreements with Holdco, concurrently with the execution and delivery of this Agreement and effective as the Closing (as defined below), substantially in the form attached hereto as Exhibit K (the “Stockholders Voting Agreements”);

WHEREAS, the parties hereto intend for the US Merger and the ISR Merger, taken together, to qualify as an exchange satisfying the requirements of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), and/or for the US Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, it is expected that within fifteen (15) days after the Form S-4 Registration Statement is declared effective under the Securities Act, Valor will hold a general meeting of the Valor Shareholders to obtain the Required Valor Shareholder Vote.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and intending to be legally bound hereby, HW, Valor, Holdco, ISR Merger Sub or US Merger Sub and the Shareholder Representative hereby agree as follows:

ARTICLE 1

THE ISR MERGER

1.1 The ISR Merger. Subject to the other terms and conditions of this Agreement, including those set forth in Article 9 hereof, the ISR Merger shall be consummated under the following circumstances:

(a) The ISR Merger. Upon the terms hereof and subject to the conditions set forth herein, and in accordance with Israeli Companies Law, at the Closing, ISR Merger Sub shall be merged with and into Valor and, as a result of the ISR Merger, the separate corporate existence of ISR Merger Sub shall cease, and Valor shall continue as the surviving company (the “ISR Surviving Company”).

(b) Consummation of the ISR Merger; Closing Date. Subject to the fulfillment or waiver of all of the conditions contained in Article 9, as soon as is reasonably practicable on or prior to the second (2nd) business day following the satisfaction or waiver of all of the conditions contained in Article 9, other than those conditions that by their terms are to be satisfied at the Closing, or at such later or earlier date as may be mutually agreed upon by Valor and HW, a closing of the US Merger and the ISR Merger (the “Closing”) will be held at the offices of Latham & Watkins LLP at 200 Clarendon Street, Boston, Massachusetts (or at such other location and date as the parties may mutually agree upon in writing). The date on which the Closing is actually held is referred to herein as the “Closing Date.” ISR Merger Sub and Valor shall, and Holdco shall cause ISR Merger Sub to, cause the ISR Merger to be consummated on the Closing Date by requesting that the Registrar of Companies of the State of Israel (the “Companies Registrar”) provide the ISR Surviving Company with the Certificate of Merger on the Closing Date in accordance with Section 323(5) of the Israeli Companies Law (the “ISR Merger Certificate”). The ISR Merger shall be effective on the Closing Date, or at such other time as HW and Valor shall agree (the “ISR Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the ISR Merger shall be declared effective and that the issuance by the Companies Registrar of the ISR Merger Certificate in accordance with Section 323(5) of the Israeli Companies Law shall both occur on the Closing Date.

1.2 Effect of the ISR Merger. At the ISR Effective Time, the effect of the ISR Merger shall be as provided in this Agreement and as provided by the applicable provisions of the Israeli Companies Law. Without limiting the generality of the foregoing, and subject thereto and to the satisfaction or waiver of the conditions set forth in Article 9, by virtue of, and simultaneously with the consummation of the ISR Merger, at the ISR Effective Time, and without any further action on the part of the parties or any shareholder of Valor, (i) all properties (including, but not limited to, Intellectual Property and licenses to Intellectual Property), rights, privileges, powers and franchises of Valor and ISR Merger Sub shall vest in the ISR Surviving Company in accordance with the Israeli Companies Law, (ii) all debts, liabilities, obligations, restrictions, disabilities and duties of Valor and ISR Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the ISR Surviving Company in accordance with the Israeli Companies Law, (iii) all the rights, privileges, immunities, powers and franchises of Valor (as the ISR Surviving Company) shall continue unaffected by the ISR Merger in accordance with the Israeli Companies Law, and (iv) the ISR Surviving Company shall become a Subsidiary of Holdco, continue to be governed by the Laws of the State of Israel and maintain a registered office in the State of Israel.

1.3 Articles of Association and Memorandum of Association. Simultaneously with the ISR Effective Time, Holdco and HW, in their capacity as sole shareholders of the ISR Surviving Company, shall take all necessary and appropriate actions required to adopt Amended and Restated Articles of Association in the form of Exhibit I hereto (the “Amended Articles”) and such Amended Articles shall be the Articles of Association of the ISR Surviving Company from and after the ISR Effective Time until further amended in accordance with applicable law.

1.4 Directors and Officers. The directors of ISR Merger Sub immediately prior to the ISR Effective Time shall be the initial directors of the ISR Surviving Company, each to hold office in accordance with the Amended Articles of the ISR Surviving Company and the Israeli Companies Law, and until their respective successors are duly elected and qualified or until their earlier death, disability, resignation or removal. The officers of ISR Merger Sub immediately prior to the ISR Effective Time shall be the initial officers of the ISR Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, disability, resignation or removal.

1.5 Capitalization and Closing Adjustment Amount Statement; Closing Adjustment Amount; Escrow; Representative Reimbursement Amount.

(a) Capitalization and Closing Adjustment Amount Statement.

(i) On the third (3rd) business day prior to the Closing, Valor shall prepare and deliver to HW and Holdco a statement (the “Capitalization and Closing Adjustment Amount Statement”) that sets forth (with respect to clauses (C) through (F) below, Valor’s good-faith estimates of):

(A) the information required to be set forth on Section 4.3(b) of the Valor Disclosure Schedule, as of immediately prior to the ISR Effective Time, subject to the exercise of any Valor Options or Valor Warrants by the holders thereof prior to the ISR Effective Time;

(B) the Aggregate Exercise Amount;

(C) the respective amounts (and payees thereof, including wire transfer instructions for such payees) of (i) all unpaid third party fees, costs or expenses incurred or expected to be incurred prior to or at the ISR Effective Time by Valor (or for which Valor will be responsible) in connection with the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Transactions (including any fees and expenses of legal counsel, financial advisors and consultants, whether or not invoiced or billed prior to the ISR Effective Time, and whether incurred on behalf of Valor or to the extent payable by Valor on behalf of the Participating Rights Holders), and (ii) the premium payable for the Tail D&O Policy to the extent greater than 250% of the annual payment for Valor’s and its Subsidiaries’ existing directors and officers insurance policies (clauses (i) and (ii), collectively, the “Transaction Costs”);

(D) the amount (the “Indebtedness Amount”) of any Indebtedness of Valor outstanding as of immediately prior to the ISR Effective Time;

(E) the aggregate amount of any Change in Control Payments; and

(F) Valor’s calculation of the estimated Closing Adjustment Amount and the Aggregate Closing Holdco Shares.

(ii) Notwithstanding the above, to the extent that a cost, expense or other amount is included in the definition of Transaction Costs or the Indebtedness Amount, it shall only be counted once, to avoid multiple deductions for the same cost, expense or other amount.

(iii) The disclosures contemplated by Section 1.5(a)(i)(A) in the Capitalization and Closing Adjustment Amount Statement shall be deemed to be representations and warranties of Valor hereunder made as of immediately prior to the ISR Effective Time. During the period from the delivery of the Capitalization and Closing Adjustment Amount Statement from Valor to HW and Holdco and prior to the Closing, Valor shall provide HW and its Representatives with reasonable access to the books of account and records of Valor used to prepare the Capitalization and Closing Adjustment Amount Statement and the management of Valor for the purpose of assisting HW and its Representatives in their review of the amounts set forth therein. In the event of any disagreements between Valor and HW relating to any of the information included in or reflected on the Capitalization and Closing Adjustment Amount Statement, Valor and HW shall negotiate in good faith to reconcile any such disagreements (it being understood that if any such disagreements are not resolved by the ISR Effective Time, the Capitalization and Closing Adjustment Amount Statement prepared by Valor, as revised to reflect any revisions thereto agreed by the parties prior to the ISR Effective Time, but not any of HW’s or Holdco’s comments not agreed to by Valor, shall be the Capitalization and Closing Adjustment Amount Statement). In no event shall any such disagreements prevent or delay the Closing.

(b) Escrowed Shares. At the Closing, Holdco shall deposit 440,000 Holdco Common Shares (subject to adjustment pursuant to Section 2.5), unless the CE Mark Milestone is achieved prior to the Closing Date, in which case Holdco shall deposit 520,000 Holdco Common Shares (subject to adjustment pursuant to Section 2.5) (the “Escrowed Shares”), into an escrow account (the “Escrow Account”) to be established and maintained by U.S. Bank, N.A. (the “Escrow Agent”). At or prior to the Closing, the Escrow Agent, Holdco and the Shareholder Representative shall enter into an escrow agreement (the “Escrow Agreement”) substantially in the form of Exhibit L attached hereto with such changes that are reasonably requested by the Escrow Agent and agreed to by HW and Valor. The Escrowed Shares shall constitute security solely for the indemnification and Final Closing Adjustment Amount obligations of the Participating Rights Holders and the Founders pursuant to Article 11 and Section 1.5(e)(iv), respectively, and shall be held and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement. The Escrow Agreement shall provide that any Escrowed Shares remaining in the Escrow Account on the Escrow Release Date and not distributed or distributable to the Shareholder Representative in accordance with Section 3.7(c) or subject to a pending indemnification claim pursuant to Article 11 shall be released to the Exchange Agent for distribution to the Participating Rights Holders and the Founders in accordance with each such Person’s Pro Rata Share. All fees and expenses of the Escrow Agent under the Escrow Agreement shall be borne by Holdco.

(c) Representative Reimbursement Amount. A number of Holdco Common Shares equal to $1,000,000 divided by the Signing Date Price, rounded down to the nearest whole share (the “Initial Representative Reimbursement Amount,” together with any additional amounts deposited made with the Shareholder Representative pursuant to this Agreement, the “Representative Reimbursement Amount”), shall be deducted from the Aggregate Closing Holdco Shares, and issued by Holdco to the Shareholder Representative or a designee thereof, free and clear of any restrictions on transfer other than those provided under applicable Law, including the Securities Act and the Exchange Act, to be held by or on behalf of the Shareholder Representative for the payment of expenses incurred by the Shareholder Representative in performing its duties pursuant to this Agreement or any engagement agreement between Participating Rights Holders and/or the Founders, on the one hand, and the Shareholder Representative, on the other hand (a “Representative Engagement Agreement”).

(d) Closing Payment Allocation Schedule. Prior to the Closing, Valor shall deliver to HW and Holdco a schedule (the “Closing Payment Allocation Schedule”) setting forth, for each Participating Rights Holder and each of the Founders, as applicable:

(i) such Person’s name, and, to Knowledge of Valor as of the date of delivery, such Person’s address and email address;

(ii) the number of Valor Ordinary Shares held by such Participating Rights Holder as of immediately prior to the ISR Effective Time;

(iii) the number and series of Valor Preferred Shares held by such Participating Rights Holder as of immediately prior to the ISR Effective Time;

(iv) with respect to each holder of a Valor Option, whether such holder is an employee of Valor as of immediately prior to the ISR Effective Time;

(v) the number of Valor Ordinary Shares subject to each Valor Option held by each holder of a Valor Option (and the exercise price of such Valor Option) as of immediately prior to the ISR Effective Time;

(vi) the number of Valor Ordinary Shares or Valor Preferred Shares subject to each Valor Warrant held by each holder of a Valor Warrant (and the exercise price of such Valor Warrant) as of immediately prior to the ISR Effective Time;

(vii) the number of Closing Holdco Shares, Deducted Closing Holdco Shares, Warrants and Deducted Warrants, as applicable, attributable to such Person (which such amounts will be calculated in accordance with the provisions of the Valor Charter in effect immediately prior to the ISR Effective Time (with respect to the Participating Rights Holders), applicable Law and the terms and conditions of this Agreement, and shall not include any fractional shares) before any Tax withholdings, and before deduction of the Escrowed Shares and the portion of the Representative Reimbursement Amount attributable to such Person, in respect of all of such Person’s (A) Valor Ordinary Shares, (B) shares of each series of Valor Preferred Shares, (C) Valor Warrants, (D) Valor Options, and (E) Interests in Mitral, as applicable; provided that with respect to such amounts, HW, Valor, Holdco and its Affiliates or the Exchange Agent will be entitled to withhold Taxes in accordance with Section 3.2(e);

(viii) such Person’s Pro Rata Share;

(ix) the number of Holdco Common Shares comprising the Initial Representative Reimbursement Amount to be issued to the Shareholder Representative or its designee pursuant to Section 1.5(b) on behalf of such Person (which shall not include any fractional shares); and

(x) the number of Holdco Common Shares comprising the Escrowed Shares to be issued to the Escrow Agent on behalf of such Person (which shall not include any fractional shares).

The Closing Payment Allocation Schedule shall be deemed to be a representation and warranty of Valor hereunder made as of the time of delivery. In no event shall Holdco be required to make all or any portion of any payment to any Person hereunder unless and until the Closing Payment Allocation Schedule has been delivered by Valor. Holdco and HW shall be entitled to rely upon the Closing Payment Allocation Schedule for all purposes in connection with making the payments contemplated by Section 3.1 to be made on the Closing Date and neither the Shareholder Representative nor any Participating Rights Holder or the Founders shall be entitled to make any claim in respect of the allocation of the Closing Holdco Shares to be paid by Holdco to or for the benefit of any Person to the extent that such payment is made in a manner consistent with the Closing Payment Allocation Schedule.

(e) Post-Closing Adjustment to Closing Adjustment Amount.

(i) Within thirty (30) days following the Closing Date, Holdco and HW shall prepare and deliver to the Shareholder Representative its calculation of the Closing Adjustment Amount (the “Holdco Closing Adjustment Calculation”).

(ii) The Shareholder Representative shall have a period of thirty (30) days (the “Objection Period”) after delivery of the Holdco Closing Adjustment Calculation in which to provide written notice to Holdco of any objections thereto (the “Objection Notice”). During such thirty (30) day period, Holdco shall provide the Shareholder Representative and its Representatives with reasonable access, during normal business hours and in a manner that does not unreasonably interfere with the operations of Holdco, to the books of account and records used by any member of the Holdco Group to prepare the Holdco Closing Adjustment Calculation and the Holdco Group’s Representatives who were involved in the preparation of such Holdco Closing Adjustment Calculation for the purpose of assisting the Shareholder Representative and its Representatives in their review of the amounts set forth therein. The Objection Notice shall set forth in reasonable detail all disputed items in the Holdco Closing Adjustment Calculation. The Holdco Closing Adjustment Calculation and the resulting Closing Adjustment Amount, as adjusted, shall be deemed to be accepted by the Shareholder Representative on behalf of the Participating Rights Holders, and shall become final and binding on the parties on the latest of the expiration of the Objection Period or the date on which all objections have been resolved by the parties or the Independent Accounting Firm. If the Shareholder Representative gives any such Objection Notice within the Objection Period, then the Shareholder Representative and Holdco shall attempt in good faith to resolve any dispute concerning the item(s) subject to such Objection Notice. If the Shareholder Representative and Holdco do not resolve any dispute arising in connection with the calculation of the Closing Adjustment Amount or relating to the Holdco Closing Adjustment Calculation within thirty (30) days after the date of delivery of the Objection Notice, which 30-day period may be extended by written agreement of Holdco and the Shareholder Representative (such period, as it may be extended, the “Initial Resolution Period”), such dispute shall be resolved in accordance with the procedures set forth in Section 1.5(e)(iii) below.

(iii) If Holdco and the Shareholder Representative have not been able to resolve a dispute arising in connection with the calculation of the Closing Adjustment Amount or relating to the Holdco Closing Adjustment Calculation within the Initial Resolution Period, either party may submit such dispute to, and such dispute shall be resolved fully, finally and exclusively through the use of PricewaterhouseCoopers, or a firm of nationally recognized independent public accountants in the United States reasonably acceptable to each of Holdco and the Shareholder Representative if PricewaterhouseCoopers shall have a material conflict of interest at the time (the “Independent Accounting Firm”). The fees and expenses of the Independent Accounting Firm incurred in the resolution of such dispute shall be borne by the parties in such proportion as is appropriate to reflect the relative benefits received by the Participating Rights Holders and Holdco from the resolution of the dispute. For example, if the Shareholder Representative challenges the calculation of the Closing Adjustment Amount in the Holdco Closing Adjustment Calculation by an amount of $100,000, but the Independent Accounting Firm determines that the Participating Rights Holders have a valid claim for only $40,000, Holdco shall bear 40% of the fees and expenses of the Independent Accounting Firm and the Shareholder Representative (on behalf of the Participating Rights Holders) shall bear the other 60% of such fees and expenses. All other fees and expenses incurred by a party in connection with the Closing Adjustment Amount shall be borne by the party incurring such cost. Any dispute resolution proceeding shall be commenced within thirty (30) days after the expiration of the Initial Resolution Period. The Independent Accounting Firm shall determine (and written notice thereof shall be given to the Shareholder Representative and Holdco) as promptly as practicable, but in any event within sixty (60) days following its appointment, based solely on written submissions detailing the disputed items submitted to it by both parties, only (x) whether the Holdco Closing Adjustment Calculation, and Holdco’s calculation of the adjusted Closing Adjustment Amount were prepared in accordance with the terms of this Agreement, and (y) with respect to the disputed items submitted to the Independent Accounting Firm, whether and to what extent (if any) the Capitalization and Closing Adjustment Amount Statement, the Holdco Closing Adjustment Calculation or the Closing Adjustment Amount require adjustment together with a written explanation in reasonable detail of each such required adjustment, including the basis therefor, and the Independent Accounting Firm shall make no other determinations or calculations. For the avoidance of doubt, the Independent Accounting Firm shall not be entitled to impose penalties or interest on any party. All negotiations pursuant to this Section 1.5(e)(iii) shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable other Laws, including state rules of evidence, and all negotiations, submissions to the Independent Accounting Firm, and dispute resolution proceedings under this Section 1.5(e)(iii), shall be treated as confidential information. The Independent Accounting Firm shall be bound by a mutually agreeable confidentiality agreement. The procedures of this Section 1.5(e)(iii) are exclusive and, except as set forth below, the determination of the Independent Accounting Firm shall be final and binding on the parties. The decision rendered pursuant to this Section 1.5(e)(iii) may be filed as a judgment in any court of competent jurisdiction. Either party may seek specific enforcement or take other necessary legal action to enforce any decision under this Section 1.5(e)(iii). The other party’s only defense to such a request for specific enforcement or other legal action shall be limited to fraud and manifest error.

(iv) Promptly after the Closing Adjustment Amount becomes final and binding on the parties in accordance with either of subsections (ii) or (iii) of this Section 1.5(e) (the “Final Closing Adjustment Amount”), the parties shall proceed as set forth in the remainder of this Section 1.5(e)(iv). In the event that the Final Closing Adjustment Amount as recalculated is greater than the Closing Adjustment Amount set forth in the Capitalization and Closing Adjustment Amount Statement, Holdco shall recover, at Holdco’s option, either from the Escrowed Shares (valued at the Signing Date Price) or by set-off against the next Contingent Payment to be made hereunder, an amount equal to such excess valued at the Signing Date Price. In the event that the Closing Adjustment Amount set forth on the Capitalization and Closing Adjustment Amount Statement is greater than the Final Closing Adjustment Amount, Holdco shall, within five (5) business days after the Final Closing Adjustment Amount as recalculated becomes final and binding, make an additional Contingent Payment to the Participating Rights Holders and the Founders by the issuance of Holdco Common Shares (valued at the Signing Date Price) in an amount equal to such difference.

1.6 Additional Payments.

(a) Contingent Payments. As additional consideration for the ISR Merger, but subject to the set-off rights of Holdco pursuant to Section 11.4 and the other terms of Article 11, after the ISR Effective Time, Holdco shall, upon satisfaction of the contingencies thereto, be required to make certain contingent payments (collectively, the “Contingent Payments”) to the Participating Rights Holders and the Founders in accordance with, and subject to, the provisions of Section 1.5(e)(iv), this Section 1.6, Section 1.7, Section 3.1, Section 8.11 and Section 11.4. The Contingent Payments shall include the CE Mark Contingent Payment, the First-in-Man Contingent Payment, and the Net Sales Contingent Payment, as applicable, but only to the extent that any of such payments become payable in accordance with this Section 1.6. Each Contingent Payment made hereunder shall be allocated to each of the Participating Rights Holders and each of the Founders in accordance with each such Person’s Pro Rata Share.

(b) CE Mark Contingent Payment. Subject to the set-off rights of Holdco pursuant to Section 11.4 and the other terms of Article 11, and subject to Section 1.6(e), Holdco shall make a Contingent Payment in the amount of the CE Mark Milestone Consideration Amount (the “CE Mark Contingent Payment”) following the achievement, if any, during the Earnout Period of the CE Mark Milestone; provided, however, that if the CE Mark Milestone is achieved prior to the Closing Date, the CE Mark Contingent Payment shall be made at the Closing and a portion of the CE Mark Contingent Payment shall be deposited into the Escrow Account pursuant to Section 1.5(b). In no event shall Holdco be required to make more than one (1) CE Mark Contingent Payment.

(c) First-in-Man Contingent Payment. Subject to the set-off rights of Holdco pursuant to Section 11.4 and the other terms of Article 11, and subject to Section 1.6(e), Holdco shall make a Contingent Payment in the amount of the First-in-Man Milestone Consideration Amount (the “First-in-Man Contingent Payment”) following the achievement, if any, during the Earnout Period of the First-in-Man Milestone; provided, however, that if the First-in-Man Milestone is achieved prior to the Closing Date, the First-in-Man Contingent Payment shall be made at the Closing. In no event shall Holdco be required to make more than one (1) First-in-Man Contingent Payment.

(d) Net Sales Contingent Payment. Subject to the set-off rights of Holdco pursuant to Section 11.4 and the other terms of Article 11, and subject to Section 1.6(e), Holdco shall make a Contingent Payment in the amount of the Net Sales Milestone Consideration Amount (the “Net Sales Contingent Payment”) following the achievement, if any, during the Earnout Period of the Net Sales Milestone. Other than as contemplated by Section 1.6(e), in no event shall Holdco be required to make more than one (1) Net Sales Contingent Payment.

(e) Acceleration. Upon the consummation of a Change in Control of HW at any time during the period between the Agreement Date and the Effective Time, or upon the consummation of a Change in Control of Holdco or the ISR Surviving Company at any time from and after the Effective Time, (i) any remaining unpaid CE Mark Contingent Payment and First-in-Man Contingent Payment shall immediately be due and payable by Holdco to the Participating Rights Holders and the Founders upon the consummation of such Change in Control, notwithstanding any failure to achieve the CE Mark Milestone and/or the First-in-Man Milestone, (ii) each Warrant and Deducted Warrant shall immediately vest and become exercisable for the full number of Warrant Shares (as defined in the Warrants and the Deducted Warrants) purchasable, and other securities or property distributable, thereunder upon the consummation of such Change in Control, notwithstanding any failure to achieve any amount of Net Sales in any period, and (iii) any remaining unpaid Net Sales Contingent Payment shall be due and payable by Holdco to the Participating Rights Holders and the Founders in the following manner:

(A) $175,000,000 of the Net Sales Milestone Consideration Amount shall be immediately due and payable, upon consummation of such Change in Control, notwithstanding any failure to achieve the Net Sales Milestone;

(B) an additional $75,000,000 of the Net Sales Milestone Consideration Amount shall be immediately due and payable, upon consummation of such Change in Control, notwithstanding any failure to achieve the Net Sales Milestone, in the event that the aggregate Net Sales during any period of twelve (12) consecutive calendar months during the Accelerated Earnout Period equals $75,000,000;

(C) in the event that no payments are made pursuant to Section 1.6(e)(B), an additional $75,000,000 of the Net Sales Milestone Consideration Amount shall be due and payable, at the time specified in Section 1.7(e), in the event that the aggregate Net Sales during any period of twelve (12) consecutive calendar months during the Earnout Period exceeds $75,000,000 and no payment shall be due under Section 1.6(e)(B);

(D) an additional $125,000,000 of the Net Sales Milestone Consideration Amount shall be immediately due and payable, upon consummation of such Change in Control, notwithstanding any failure to achieve the Net Sales Milestone, in the event that the aggregate Net Sales during any period of twelve (12) consecutive calendar months during the Accelerated Earnout Period equals $150,000,000; and

(E) in the event that no payments are made pursuant to Section 1.6(e)(D), an additional $125,000,000 of the Net Sales Milestone Consideration Amount shall be due and payable, at the time specified in Section 1.7(e), in the event the aggregate Net Sales during any period of twelve (12) consecutive calendar months during the Earnout Period exceeds $150,000,000, and no payment shall be due under Section 1.6(e)(D).

In the event of a Change in Control of Holdco or the ISR Surviving Company, proper provision shall be made by Holdco or the ISR Surviving Company, as applicable, such that the transferees, purchasers, surviving entity, successors, assigns or other beneficiaries of, or parties to, such transaction shall assume each of the obligations of any member of the Holdco Group set forth in Sections 1.6, 1.7, 3.1, 8.11, 8.12 and 8.18. In the event of each subsequent transaction having similar effect with respect to any transferees, purchasers, surviving entity, successors, assigns, other beneficiaries or parties in respect of a Change in Control of Holdco or the ISR Surviving Company or any such subsequent transaction, proper provision shall be made by the applicable transferees, purchasers, surviving entity, successors, assigns, other beneficiaries or parties such that such person or persons shall assume each of the obligations of set forth in Sections 1.6, 1.7, 3.1, 8.11, 8.12 and 8.18 that are obligations of any member of the Holdco Group as written herein. In the event of a Change in Control of Holdco or the ISR Surviving Company or a subsequent transaction described in this paragraph, all references in Sections 1.6, 1.7, and the related definitions in Exhibit A attached hereto shall be deemed to be references of the applicable transferees, purchasers, surviving entity, successors, assigns, other beneficiaries or parties described in this paragraph and each of their respective Subsidiaries, Affiliates, successors and assigns. Notwithstanding any provision herein to the contrary, no payment shall be required under this Section 1.6(e) prior to the Closing or if the Closing does not occur.

(f) Holdco’s Obligations. During the Earnout Period:

(i) Efforts Obligation. Holdco and its Subsidiaries (the “Holdco Group”) shall use commercially reasonable efforts, including such efforts that are consistent with Holdco and its Subsidiaries’ (individually or in the aggregate) ordinary course of conduct with respect to other products of similar materiality to the Holdco Group to (A) seek and obtain any regulatory approval or Permit required for the manufacture, sale, use and Commercialization of the Cardioband Product and the Cardioband TR Product in the United States and (B) satisfy the conditions of, and achieve, the CE Mark Milestone and the First-in-Man Milestone with respect to the Cardioband TR Product (such efforts under Sections 1.6(f)(i)(A) and (B), the “Efforts Obligation”); provided, that in the event that the Holdco Group finally determines at any time, in compliance with the Efforts Obligations, to discontinue efforts to achieve the First-in-Man Milestone with respect to the Cardioband TR Product, the reference to “First-in-Man with respect to the Cardioband TR Product” in the preceding clause (B) shall be deemed to be a reference to “First-in-Man with respect to the Cardiovalve Product” from and after such time; provided, further, that the parties acknowledge and agree that, as of the Agreement Date, it is the parties’ current expectation that the First-in-Man Milestone with respect to the

Cardioband TR Product will more likely be achieved prior to the First-in-Man Milestone, if any, with respect to the Cardiovalve Product. Without limiting the consideration of other factors that may be relevant from time to time, some of the factors that may be taken into account in determining whether certain efforts by the Holdco Group are deemed to be “commercially reasonable” at any time with respect to any Valor Products shall include the stage of development of such Valor Product, the market potential of such Valor Product (including anticipated and actual profit margins), the level of regulatory approval that may be available for such Valor Product (including but not limited to the extent of the indications for which the Valor Products may be approved), the level of reimbursement that may be available for such Valor Product, the cost and outcome of any clinical trials, the safety and efficacy of such Valor Product, the level of Intellectual Property protection of such Valor Product, the presence of third-party Intellectual Property that may impact the marketability of such Valor Product, the presence or absence of particularly difficult manufacturing issues, and the expected competitive position of such Valor Product vis-à-vis other therapies that may have been or may be developed, marketed and sold for the same or similar indications, including with respect to the expected or actual efficacy and cost of such Valor Product when compared to such other products. For purposes of determining whether or not the Holdco Group is complying with the Efforts Obligation, the efforts of the Holdco Group with respect to each of the Valor Products shall be considered separately. Furthermore, any determinations on whether or not the Holdco Group shall have acted in compliance with the Efforts Obligation at any time shall be measured based on the information then available to the Holdco Group.

(ii) Certain Obligations. Holdco shall not, and shall cause each of its Subsidiaries not to, (A) take any actions in bad faith with respect to the Valor Products during the Earnout Period, or (B) knowingly and intentionally take any actions, or knowingly and intentionally omit to take any actions, with respect to the Valor Products during the Earnout Period which (x) are not commercially reasonable (with respect to actions undertaken) or are commercially reasonable (with respect to actions not undertaken), and (y) are undertaken, or not undertaken, in each case with respect to this clause (B), with the primary intent or purpose of avoiding, materially delaying or preventing the achievement of any of the Milestones during the Earnout Period or payment of any of the Contingent Payments, including the Net Sales Milestone and the Net Sales Contingent Payment.

(iii) Restriction on Certain Asset Transfers. Other than in connection with a Change in Control of the Holdco Group or the ISR Surviving Company, the Holdco Group shall not sell, assign, transfer or license (outbound), in each case to any Person other than a member of the Holdco Group, any material Valor Owned Intellectual Property or Valor Licensed Intellectual Property or any material Intellectual Property derived therefrom, or any material Intellectual Property conceived or reduced to practice by the Israeli Technology Center including, without limitation, any Intellectual Property conceived of, developed by, or otherwise participated in the development of, in each case whether in whole or in part, by the Israeli Technology Center, during the Earnout Period (for the avoidance of doubt, any Valor Owned Intellectual Property, Valor Licensed Intellectual Property or such other Intellectual Property shall be deemed to be “material” for the purposes of this Section 1.6(f)(ii) if the sale, assignment, transfer, or license (outbound) of such Valor Owned Intellectual Property, such Valor Licensed Intellectual Property or such other Intellectual Property in each case would reasonably be expected to have a material adverse effect on (x) the ability of the Cardioband Product or the Cardioband TR Product to obtain regulatory approval in the United States or (y) the achievement during the Earnout Period of any of the Milestones); provided that (i) the Holdco Group shall have the right to cross-license any Valor Owned Intellectual Property, Valor Licensed Intellectual Property or such other Intellectual Property on a non-exclusive basis to the extent that the Holdco Group reasonably determines such license is necessary or useful to reduce the risk of infringement or to reduce exposure to third party Intellectual Property, (ii) the Holdco Group shall have the right to license any Valor Owned Intellectual Property, Valor Licensed Intellectual Property or such other Intellectual Property on a non-exclusive basis for use in ventricular assist devices, and (iii) the Holdco Group shall have the right to transfer, assign or license any such material Valor Owned Intellectual Property, Valor Licensed Intellectual Property or such other Intellectual Property with the prior written consent of the Shareholder Representative.

(g) Holdco Discretion. Subject to the obligations of the Holdco Group under the other provisions of this Sections 1.6 and 8.12, and without limiting those obligations, the Holdco Group shall have sole discretion over all matters relating to the Valor Products and the Valor Business after the ISR Effective Time, including, but not limited to, any research, Development, Commercialization, engineering, clinical trial design, site selection, regulatory, quality standards, legal, Intellectual Property, manufacturing, licensing and sales decisions, regulatory approvals and reimbursement approvals relating to the Valor Products and the Valor Business. The parties hereby acknowledge that the achievement of the Milestones are subject to the satisfaction of certain conditions which may not occur.

(h) Safe Harbor. Notwithstanding anything to the contrary in this Agreement, in the event that Holdco and its Affiliates comply with the expenditure requirements of Section 8.12, the Shareholder Representative (on behalf of the Participating Rights Holders and Founders) shall not be permitted to allege (i) that the Efforts Obligations have not been satisfied with respect to the Cardioband Product during the periods described in Section 8.12(a) due to any failure of the Holdco Group to expend funds for the purposes described in Section 8.12(a) and (ii) that the Efforts Obligations have not been satisfied with respect to the First-in-Man Milestone with respect to the Cardioband TR Product during the periods described in Section 8.12(b) due to any failure of the Holdco Group to expend funds for the purposes described in Section 8.12(b).

(i) Assignability. The right of any Participating Rights Holder to receive any portion of a Contingent Payment will not be assignable or transferable except, subject to compliance with applicable securities Laws, (i) by operation of Law or the Laws of descent and distribution, divorce or community property, will or intestate succession, (ii) if such Participating Rights Holder is an entity, to any of its partners, members or other equity owners, or retired partners, retired members or other equity owners, or to the estate of any of its partners, members or other equity owners or retired partners, retired members or other equity owners and (iii) if such Participating Rights Holder is an individual, to (A) trusts, so long as all beneficiaries of such trusts are such Participating Rights Holder and/or such Participating Rights Holder’s parents, spouse, descendants or siblings or descendants of such individual’s siblings, or (B) family limited partnerships or family limited liability companies, so long as all of the equity interests of such family limited partnerships or family limited liability companies are and in the future will be owned by such Participating Rights Holder and/or such Participating Rights Holder’s parents, spouse, descendants or siblings or descendants of such individual’s siblings, and any attempted or purported transfer in violation of this sentence will be null and void.

(j) Contingent Payments Not Securities. Valor hereby acknowledges and agrees, and by their adoption of this Agreement, acceptance of consideration under this Agreement or, if applicable, delivery of a Letter of Transmittal contemplated by Section 3.2(a)(i), the Participating Rights Holders and the Founders acknowledge and agree that: (i) except as provided in this Agreement, a Contingent Payment does not represent any ownership or Security in Valor, ISR Merger Sub, the ISR Surviving Company or Holdco and does not entitle any Participating Rights Holder or any Founder to voting rights or rights to dividend payments, (ii) a Contingent Payment is solely represented by this Agreement and is not represented by any certificate, instrument or other delivery, (iii) a Contingent Payment is solely a contractual right and is not a security for purposes of any securities Laws, and confers upon the Participating Rights Holders and the Founders only the rights of a general unsecured creditor under applicable Law, (iv) the Contingent Payments do not bear interest, and (v) the Contingent Payments are not redeemable. In the event any Contingent Payment is required to be paid to the Participating Rights Holders and the Founders pursuant to the terms and provisions hereof, a portion of such payment may be treated as interest for U.S. income Tax purposes. Each of the Participating Rights Holders, the Founders, Valor and the Shareholder Representative acknowledge and agree that no separate payment of interest will be made by Holdco with respect to any such Contingent Payment.

(k) Termination. The Holdco Group’s obligations under this Section 1.6 and Section 1.7, including the obligation of Holdco to make any Contingent Payment, shall begin on the Closing Date and terminate at the end of the Earnout Period (unless, with respect to a particular Contingent Payment, an earlier time is expressly provided herein with respect to such Contingent Payment); provided, however, that any such termination shall not relieve Holdco of its obligations to make any Contingent Payment to the extent the applicable Milestone has been achieved at or prior to the end of the Earnout Period.

1.7 Payment of Contingent Payments.

(a) Net Sales Certificates; Information; Access; and Audit Rights. On or prior to the date that is five (5) days after the date on which Holdco files, or would otherwise be required to file, its Form 10-Q or Form 10-K for each calendar quarter during the Earnout Period starting with the first full calendar quarter after the Closing Date, Holdco shall deliver to the Shareholder Representative a certificate signed by an officer of Holdco (each, a “Net Sales Certificate”) which shall include (i) a reasonably detailed calculation of the aggregate amount of Net Sales broken down on a product-by-product basis for such calendar quarter and (ii) amounts expended pursuant to each of Sections 8.12(a) and 8.12(b), including the categories of expenditure thereof, which amounts described in this clause (ii) shall be derived from the books and records of the Holdco Group maintained in the ordinary course of business (and, with respect to each of the foregoing clauses (i) and (ii), in the case of the first Net Sales Certificate delivered hereunder, for the period between the ISR Effective Time and the end of the calendar quarter including the ISR

Effective Time); provided that each Net Sales Certificate that is delivered after the second calendar quarter of each calendar year shall also include a reasonably detailed summary of (x) any material developments or progress (positive or negative) made by the Holdco Group with respect to the Valor Products, including regulatory approval thereof, and (y) the satisfaction of the conditions of any unpaid Contingent Payment, which summary shall be in the form of a memorandum or presentation slides. Following such time as (A) Net Sales during any period of four (4) consecutive calendar quarters equals $60,000,000 until such time as Net Sales during any period of four (4) consecutive calendar quarters equals or exceeds $75,000,000, (B) Net Sales during any period of four (4) consecutive calendar quarters equals $420,000,000 until such time as Net Sales during any period of four (4) consecutive calendar quarters equals or exceeds $450,000,000, and (C) a Change in Control of Holdco or the ISR Surviving Company has been consummated and Net Sales during any period of four (4) consecutive calendar quarters equals $120,000,000 until such time as Net Sales during any period of four (4) consecutive calendar quarters equals or exceeds $150,000,000, each Net Sales Certificate delivered for a calendar quarter during such periods shall also include a calculation of the underlying Net Sales broken down on a month-by-month basis (and a product-by-product basis during each month). During the Earnout Period, the Shareholder Representative and its Representatives shall have reasonable access, during regular business hours and upon reasonable advance written notice, to (A) the books and records of the Holdco Group and (B) the Holdco Group’s personnel, in each case, solely to the extent necessary to assist the Shareholder Representative and its Representatives in connection with the Shareholder Representative’s review of any Net Sales Certificate; provided, that the Shareholder Representative shall only be permitted to exercise such information and access rights twice per calendar year; provided, that such access to books and records shall be limited to such period as is reasonably required in order to complete such review thereof; and provided, further, that, the Holdco Group shall not be required to provide any access to any book, record, contract or document or provide any information (x) that is subject to an attorney-client or other legal privilege that might be impaired by such disclosure (provided, however, that the Holdco Group shall use its reasonable efforts to redact or otherwise provide such book, record, contract, document or information in a manner that does not jeopardize such attorney-client or other legal privilege) or (y) if such access or provision is prohibited by applicable Law. In the event that the Shareholder Representative exercises its rights hereunder with respect to a period covered by a Net Sales Certificate, the Shareholder Representative shall be precluded from such information and access rights in a subsequent period with respect to such previously reviewed Net Sales Certificate. The Shareholder Representatives shall, and shall and shall direct any person who receives any information pursuant to this Section 1.7(a) to (1) maintain the confidentiality of any non-public information delivered to it pursuant to this Section 1.7(a), except (A) as otherwise required by applicable Law, in which case the Shareholder Representative shall use commercially reasonable efforts to provide Holdco with advance notice of such requirement and a reasonable opportunity to seek confidential treatment with respect to such information in advance of any disclosure of such information by the Shareholder Representative, (B) that the Shareholder Representative may disclose such information to (x) its Representatives who have been informed of the confidential nature of such information and have agreed to treat such information as confidential and (y) without limiting the applicability of the immediately preceding clause (x), any Participating Rights Holder and any Founder who has entered into a customary confidentiality agreement with Holdco with respect to such information, and (C) in connection with investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any claims arising under this Agreement; and (2) comply with any applicable securities Laws relating to the possession of material non-public information and trading. In addition to the Shareholder Representative’s and its Representative’s access rights described above in this Section 1.7(a), upon notice by the Shareholder Representative, no more than twice during each calendar year in the Earnout Period, on a date mutually agreed between the Shareholder Representative and Holdco (which date shall be no more than forty-five (45) days following such notice by the Shareholder Representative), the Shareholder Representative shall have the right to participate in one meeting with management of Holdco and the ISR Surviving Company at HW’s headquarters in Massachusetts, to review the status of the Valor Products, regulatory approval thereof, and the satisfaction of the conditions of any unpaid Contingent Payment. Holdco shall notify the Shareholder Representative if the provision of any information, or the provision of any access, described in this Section 1.7(a) would include the provision of material non-public information. Notwithstanding anything to the contrary in this Agreement, the Shareholder Representative shall be entitled, by advance notice to the Holdco Group, to cause the Holdco Group to (i) delay delivery or provision of any portion of the information otherwise required to be delivered or provided under this Section 1.7(a) or otherwise until such later date as may be determined by the Shareholder Representative, (ii) not include certain specific information otherwise required to be delivered or provided under this Section 1.7(a) or otherwise in any report or information to be delivered under this Section 1.7 or otherwise, or (iii) deliver or provide any information (or parts thereof) otherwise required to be delivered under this Section 1.7(a) or otherwise in any report or information to be delivered under this Section 1.7 or otherwise to the Shareholder Representative’s outside legal counsel in lieu of delivery or provision to the Shareholder Representative, which information shall remain subject to confidentiality restrictions. The Holdco Group shall be required to keep any books of account or records of the Holdco Group relating to Net Sales and achievement of any of the Milestones consistent with its then current ordinary course document retention policy for similar information; provided, however, that the Holdco Group shall be required to keep any such books and records (x) during the exercise by the Shareholder Representative and its Representatives of the audit rights under this Section 1.7(a) until the completion of such audit, and (y) any dispute that is the subject of Section 1.7(b) until such dispute has been finally resolved.

(b) Dispute Resolution.

(i) Dispute Notice. In the event that the Shareholder Representative believes in good faith that the Net Sales Milestone or the Net Sales milestone set forth in the Warrants and the Deducted Warrants has been achieved, the Shareholder Representative shall be entitled to give Holdco written notice (a “Dispute Notice”) of such disagreement; provided, that any Dispute Notice shall be delivered no later than thirty (30) days following the date of delivery by Holdco to the Shareholder Representative of the Net Sales Certificate relating to the last calendar quarter during the Earnout Period.

(ii) Mutual Determination of Net Sales. In the event that the Shareholder Representative delivers a Dispute Notice, the Shareholder Representative and Holdco shall, for a period of not less than sixty (60) days after delivery of the Dispute Notice, attempt to mutually resolve such dispute.

(iii) Arbitration of Disputes. In the event that no agreement can be reached by the Shareholder Representative and Holdco as to the achievement of the Net Sales Milestone or the Net Sales milestone set forth in the Warrants and the Deducted Warrants within sixty (60) days after delivery of the Dispute Notice, then for a period of thirty (30) calendar days following the end of such sixty (60) day period either party shall have the right to cause the determination of the achievement of the Net Sales Milestone or the Net Sales milestone set forth in the Warrants and the Deducted Warrants to be submitted to arbitration by the New York, New York office of one of the following entities or their respective successors, so long as such entity or its successors is not a current, and has not been during any period relevant to such unresolved matter in such Dispute Notice, outside accountant or auditor to any member of the Holdco Group: Deloitte & Touche LLP, KPMG LLP, Ernst & Young LLP and PricewaterhouseCoopers LLP, or any successor entity to any of the foregoing (any such Person to whom matters are submitted pursuant to this Section 1.7(b)(iii), the “Accountant”); provided, however, that in the event that no such Person may be engaged pursuant to the provisions of this Section 1.7(b)(iii), the “Accountant” shall be a firm of nationally recognized independent public accountants in the United States reasonably acceptable to each of Holdco and the Shareholder Representative; provided, further, that the engagement and charge of the Accountant shall be limited to determining whether the Net Sales Milestone or the Net Sales milestone set forth in the Warrants and the Deducted Warrants has been achieved, and, without limiting the foregoing, the Accountant shall not be entitled to determine any other matter. The Shareholder Representative and Holdco shall jointly select which of the Accountants will perform the calculation within thirty (30) days after the Shareholder Representative and Holdco determine that they are unable to settle such dispute independently. The Accountant selected in accordance with the foregoing sentence, who shall be mutually agreeable to Holdco and the Shareholder Representative, shall be referred to herein as the “Appraiser.” The Appraiser shall determine whether the Net Sales Milestone has been achieved within the limitations set forth above within sixty (60) days after the date of such Appraiser’s engagement. The reasonable fees and expenses of the Appraiser shall be paid by the Shareholder Representative out of the Representative Reimbursement Amount; provided, that if the Appraiser determines that the Net Sales Milestone or the Net Sales milestone set forth in the Warrants and the Deducted Warrants has been achieved, Holdco shall pay the fees and expenses of the Appraiser.

(c) Milestone Notice. On or prior to the tenth (10th) business day following the date of the achievement of any Milestone (provided, in the case of the Net Sales Milestone, on or prior to the tenth (10th) business day following the date on which the Net Sales Certificate is prepared for the period in which the date of achievement of the Net Sales Milestone occurs), Holdco shall deliver to the Shareholder Representative written notice of the achievement of such Milestone (each, a “Milestone Notice”); provided that if the CE Mark Milestone or the First-in-Man Milestone is reached prior to the Closing Date, no such notice shall be required.

(d) Contingent Payment Allocation. Within twenty (20) days of the receipt from Holdco of a Milestone Notice which indicates that a Contingent Payment is due, the Shareholder Representative shall deliver to Holdco any updates that the Shareholder Representative deems reasonably necessary to the Closing Payment Allocation Schedule or notify Holdco that no such updates are necessary (such update or such notification, the “Closing Payment Allocation

Schedule Update”). Holdco and the ISR Surviving Company shall be entitled to rely upon the Closing Payment Allocation Schedule Update in connection with a Contingent Payment, and, in the event that no Closing Payment Allocation Schedule Update has been so delivered within such twenty (20) day period, Holdco and the ISR Surviving Company shall be entitled to rely upon the Closing Payment Allocation Schedule, in connection with a Contingent Payment and neither the Shareholder Representative nor any Participating Rights Holder or Founder shall be entitled to make any claim in respect of the allocation of such Contingent Payment made by Holdco to or for the benefit of any Participating Rights Holder or Founder to the extent that such Contingent Payment is made in a manner consistent with the applicable Closing Payment Allocation Schedule Update (or, if no Closing Payment Allocation Schedule Update has been so delivered within such twenty (20) day period, the Closing Payment Allocation Schedule).

(e) Milestone Payments. Subject to the provisions of Section 11.4, on or prior to the tenth (10th) business day following the receipt by Holdco of the Closing Payment Allocation Schedule Update (or, if no Closing Payment Allocation Schedule Update has been delivered by the Shareholder Representative to Holdco within the twenty (20) day period described in Section 1.7(d), on or prior to the tenth (10th) business day following such twenty (20) day period) related to the achievement of any Milestone, Holdco shall deliver to the Exchange Agent the applicable Contingent Payment Amount for such Milestone for further distribution to each of the Participating Rights Holders and each of the Founders in accordance with each such Person’s Pro Rata Share of such Contingent Payment Amount; provided that the CE Mark Contingent Payment or the First-in-Man Contingent Payment, as applicable, shall be paid on the Closing Date if the CE Mark Milestone or the First-in-Man Milestone, as applicable, is achieved prior to the Closing Date.

ARTICLE 2

THE US MERGER; CONVERSION OF HW SECURITIES; EXCHANGE OF HW CERTIFICATES

2.1 The US Merger. Subject to the other terms and conditions of this Agreement, including those set forth in Article 9 hereof, the US Merger shall be consummated under the following circumstances:

(a) At the Closing, HW and US Merger Sub shall file a certificate of merger relating to the US Merger (the “US Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The US Merger shall become effective at 5:00 p.m., New York time, on the Closing Date or at such later time as HW and Valor shall agree and specify in the US Certificate of Merger (such time as the US Merger becomes effective being the “Effective Time”). At the Effective Time, US Merger Sub shall be merged with and into HW in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of US Merger Sub shall cease and HW shall continue as the surviving corporation (the “US Surviving Corporation”). As a result of the US Merger, HW shall become a wholly-owned subsidiary of Holdco.

(b) The US Merger shall have the effects specified in the DGCL. From and after the Effective Time, the US Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of HW and US Merger Sub, all as provided under the DGCL.

(c) At the Effective Time, the certificate of incorporation of the US Surviving Corporation shall be amended and restated pursuant to the US Merger in its entirety as set forth on Exhibit J, until thereafter changed or amended as provided therein or by applicable Law. The name of the US Surviving Corporation immediately after the Effective Time shall be as determined by Holdco. At the Effective Time, the bylaws of the US Surviving Corporation shall be amended and restated to be identical to the bylaws of US Merger Sub.

(d) Immediately following the execution and delivery of this Agreement by the parties hereto, Holdco, in its capacity as the sole stockholder of US Merger Sub, shall adopt this Agreement, in accordance with the DGCL, by written consent, and shall deliver a copy of such written consent to each of the parties hereto.

2.2 Matters Concerning Holdco.

(a) Certificate of Incorporation; Bylaws. Prior to the Effective Time, HW, the sole shareholder of Holdco, shall adopt an Amended and Restated Certificate of Incorporation and Bylaws of Holdco, substantially in a form determined by HW, to be in effect as of the Effective Time, or prior to the Effective Time.

(b) Holdco Structure. The Holdco Group shall have the following characteristics as of and (subject to the legal power of the Holdco Board or the shareholders of Holdco to determine otherwise) after the Effective Time:

(i) Structure of Holdco. Holdco shall, following the consummation of the ISR Merger and the US Merger, serve as a parent company for the combined businesses of HW and Valor.

(ii) Exchange Listing and Ticker Symbol. Prior to the Effective Time, HW shall cause the Holdco Common Shares to be issued in connection with the ISR Merger and the US Merger, and the other Holdco Common Shares to be reserved for issuance upon exercise of the Warrants and the Deducted Warrants and payment of Contingent Payments pursuant to this Agreement, to be approved for listing on NASDAQ under the current HW ticker symbol. At or promptly following the Effective Time, Holdco shall cause such Holdco Common Shares to be listed on NASDAQ under the current HW ticker symbol.

(iii) Corporate Name. Prior to or at the Effective Time, HW shall cause the name of Holdco to be amended as determined by HW.

(c) Recontribution. Immediately after the Effective Time, HW shall sell to Holdco, and Holdco shall purchase from HW, all of the Holdco Common Shares then held by HW for an amount in cash equal to the aggregate par value of all such Holdco Common Shares.

2.3 Effect on Capital Stock of HW. At the Effective Time, by virtue of the US Merger and without any action on the part of HW, Holdco, US Merger Sub or any holder of any shares of common stock, par value $0.001 per share (the “HW Common Stock”), of HW:

(a) All shares of HW Common Stock that are owned by HW, Holdco or US Merger Sub immediately prior to the Effective Time (such shares of HW Common Stock, “Excluded HW Shares”) shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 2.5, each share of HW Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded HW Shares) shall be converted into and thereafter represent the right to receive one newly and validly issued, fully paid up Holdco Common Share (the “HW Exchange Ratio”). The Holdco Common Shares to be newly issued upon the conversion of shares of HW Common Stock pursuant to this Section 2.3 are referred to collectively as the “US Merger Consideration.”

(c) All of the shares of HW Common Stock (other than the Excluded HW Shares) shall be converted into the right to receive Holdco Common Shares pursuant to this Section 2.3 and shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of HW Common Stock (a “HW Certificate”) or shares of HW Common Stock held in book entry form (“HW Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.3(b), the US Merger Consideration, upon surrender of such HW Certificate or HW Book-Entry Share.

2.4 Effect on US Merger Sub Common Stock. Each of the shares of common stock, par value $0.001 per share, of US Merger Sub (the “US Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.001 per share, of the US Surviving Corporation after the Effective Time.

2.5 Certain HW Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of the HW Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the US Merger Consideration, the HW Exchange Ratio, the Merger Consideration and the Founders’ Portion, as applicable, and any other similarly dependent items, including the matters subject to Sections 2.7, 3.1 and 8.11, as the case may be, shall be equitably adjusted to provide the holders of HW Common Stock, the Participating Rights Holders and the Founders, as applicable, the proportional ownership as contemplated by this Agreement prior to such event.

2.6 Exchange of HW Certificates and Book-Entry Shares.

(a) At or prior to the Effective Time, the Exchange Agent shall act, among other things, as exchange agent for the US Merger, and shall deposit with the Exchange Agent, for the benefit of the holders of HW Common Stock (other than the Excluded HW Shares), for exchange in accordance with this Article 2, a number of Holdco Common Shares equal to the total number of Holdco Common Shares issuable pursuant to Section 2.3 (the “US Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Holdco Common Shares contemplated to be issued pursuant to Section 2.3 out of the US Exchange Fund.

(b) Exchange Procedures.

(i) Certificates. As soon as practicable after the Effective Time (and in no event later than five days after the Effective Time), Holdco shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of HW Common Stock (other than the Excluded HW Shares) represented by HW Certificates: (A) an appropriate and customary letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the HW Certificates shall pass, only upon delivery of the HW Certificates to the Exchange Agent, and shall otherwise be in such form as Holdco, HW and the Exchange Agent shall reasonably agree; and (B) instructions for use in effecting the surrender of the HW Certificates (or affidavits of loss in lieu of the HW Certificates as provided in Section 2.6(e)) in exchange for the US Merger Consideration. Upon surrender of a HW Certificate (or affidavit of loss in lieu of the HW Certificate as provided in Section 2.6(e)) to the Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such HW Certificate shall be entitled to receive in exchange therefor the US Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(e)), and the HW Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the HW Certificates. In the event of a transfer of ownership of HW Common Stock that is not registered in the transfer records of HW, the US Merger Consideration upon due surrender of the HW Certificate may be issued to such transferee if the HW Certificate formerly representing such HW Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required by Holdco to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Until surrendered as contemplated hereby, each HW Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the US Merger Consideration as contemplated by this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of HW Book-Entry Shares shall be required to deliver a HW Certificate or, in the case of holders of HW Book-Entry Shares held through The Depositary Trust Company, an executed letter of transmittal to the Exchange Agent to receive the US Merger Consideration that such holder is entitled to receive pursuant to this Article 2. In lieu thereof, each holder of record of one or more HW Book-Entry Shares held through The Depositary Trust Company whose HW Common Stock were converted into the right to receive the US Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Holdco shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each such HW Book-Entry Share the US Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(e)), and such HW Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than five days after the Effective Time), Holdco shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of HW Book-Entry Shares not held through The Depositary Trust Company: (A) an appropriate and customary letter of transmittal, which shall be in such form as Holdco and the Exchange Agent shall reasonably agree; and (B) instructions for returning such letter of transmittal in exchange for the US Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such HW Book-Entry Shares shall be entitled to receive in exchange therefor the US Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(e)), and such HW Book-Entry Shares so surrendered shall forthwith be cancelled. The US Merger Consideration with respect to HW Book-Entry Shares shall only be made to the Person in whose name such HW Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of HW Book-Entry Shares. Until paid or surrendered as contemplated hereby, each HW Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the US Merger Consideration as contemplated by this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of HW shall be closed and thereafter there shall be no further registration of transfers of shares of HW Common Stock on the records of HW. From and after the Effective Time, the holders of HW Certificates and HW Book-Entry Shares representing shares of HW Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law, subject, however, to the US Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by HW on such shares of HW Common Stock not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. If, after the Effective Time, HW Certificates representing shares of HW Common Stock are presented to Holdco for any reason, they shall be cancelled and exchanged for the US Merger Consideration as provided in this Agreement.

(d) Termination of Fund; Abandoned Property. At any time following one year after the Closing Date, Holdco shall be entitled to require the Exchange Agent to deliver to it, or its nominee, any Holdco Common Shares or cash remaining in the US Exchange Fund made available to the Exchange Agent and not delivered to holders of HW Certificates or HW Book-Entry Shares, and thereafter such holders shall be entitled to look only to Holdco (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the US Merger Consideration payable upon due surrender of their HW Certificates or HW Book-Entry Shares and compliance with the procedures in Section 3.2(e). If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Authority pursuant to any applicable abandoned property, escheat or similar Laws), any holder of HW Certificates or HW Book-Entry Shares has not complied with the procedures in Section 3.2(e) to receive the US Merger Consideration to which such holder would otherwise be entitled, the US Merger Consideration to which such holder would otherwise be entitled in respect of such HW Certificates or HW Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Holdco, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither Holdco nor the Exchange Agent shall be liable to any holder of a HW Certificate or HW Book-Entry Shares for US Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any HW Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed HW Certificates, upon the making of an affidavit of that fact by the holder thereof, the US Merger Consideration payable in respect thereof pursuant to Section 2.3(b) hereof; provided, however, that Holdco or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the US Merger Consideration, require the owners of such lost, stolen or destroyed HW Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Holdco or the Exchange Agent with respect to the HW Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged Holdco Common Shares. No dividends or other distributions declared or made after the Effective Time with respect to the Holdco Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered HW Certificate or HW Book-Entry Share with respect to the Holdco Common Shares represented thereby, unless and until the holder of such HW Certificate or HW Book-Entry Share shall surrender such HW Certificate or HW Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such HW Certificate, there shall be paid by Holdco to the holder of the certificates representing Holdco Common Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Holdco Common Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Holdco Common Shares.

2.7 HW Stock Options and Stock-Based Awards.

(a) Treatment of HW Stock Options. As of the Effective Time, each option to acquire shares of HW Common Stock (a “HW Stock Option”) granted under (i) the HW Employee Stock Option Plan, (ii) the HW 2008 Stock Incentive Plan, (iii) the HW 2012 Incentive Award Plan, or (iv) the non-plan stock options granted in 2007 (collectively, the “HW Equity Plans”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Holdco and shall be converted into an option (a “Holdco Stock Option”) to acquire Holdco Common Shares in accordance with this Section 2.7(a). Each such Holdco Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the HW Stock

Option immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable HW Equity Plan, in any award agreement or in such HW Stock Option by reason of this Agreement or the Transactions). As of the Effective Time, each such Holdco Stock Option as so assumed and converted shall be an option to acquire that number of Holdco Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of HW Common Stock subject to such HW Stock Option and (ii) the HW Exchange Ratio, at an exercise price per Holdco Common Share (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of HW Common Stock of such HW Stock Option by (y) the HW Exchange Ratio; provided, that the exercise price and the number of Holdco Common Shares subject to the Holdco Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of HW Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code.

(b) Treatment of HW Restricted Stock Units. As of the Effective Time, each restricted stock unit award granted under the applicable HW Equity Plan (a “HW RSU”) that is outstanding immediately prior to the Effective Time, whether or not it is vested, shall be assumed by Holdco and shall be converted into a restricted stock unit award (a “Holdco RSU”) with respect to Holdco Common Shares in accordance with this Section 2.7(b). Each such Holdco RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the HW RSU immediately prior to the Effective Time (but taking into account any changes thereto provided for in the applicable HW Equity Plan, in any award agreement or in such HW RSU by reason of this Agreement or the Transactions). As of the Effective Time, each such Holdco RSU as so assumed and converted shall be a restricted stock unit award for that number of Holdco Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of HW Common Stock underlying such HW RSU, multiplied by (ii) the HW Exchange Ratio.

(c) Not later than the Closing Date, Holdco shall deliver to the holders of HW Stock Options and HW RSUs any required notices setting forth such holders’ rights pursuant to the relevant HW Equity Plan and award documents and stating that such HW Stock Options and HW RSUs have been assumed by Holdco and shall continue in effect on the same terms and conditions subject, in each case, to the adjustments required by this Section 2.7 after giving effect to the US Merger and the terms of the relevant HW Equity Plan.

(d) Prior to the Effective Time, HW shall take all necessary action for the adjustment of HW Stock Options and HW RSUs under this Section 2.7. Holdco shall reserve for future issuance a number of Holdco Common Shares at least equal to the number of Holdco Common Shares that will be subject to Holdco Stock Options and Holdco RSUs as a result of the actions contemplated by this Section 2.7. Not later than the Closing Date, Holdco shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Holdco Common Shares subject to such Holdco Stock Options and Holdco RSUs and shall distribute a prospectus relating to such Form S-8, and Holdco shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Holdco Stock Options and Holdco RSUs remain outstanding.

(e) As of the Effective Time, Holdco shall assume all HW Equity Plans and the awards granted thereunder in accordance with this Section 2.7 and will be able to grant stock awards, to the extent permissible by applicable Laws and NASDAQ regulations, under the terms of the HW Equity Plans covering the reserved but unissued HW Shares, except that (i) HW Common Stock covered by such awards will be Holdco Common Shares and (ii) all references to a number of HW Common Stock will be changed to references to Holdco Common Shares. As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the HW Board (or, if appropriate, any committee administering HW’s stock-based incentive plans) and Holdco shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the provisions of this Section 2.7.

ARTICLE 3

CONVERSION OF VALOR SECURITIES; EXCHANGE OF VALOR CERTIFICATES; PAYMENTS

3.1 Conversion of Valor Securities.

(a) Valor Capital Stock.

(i) By virtue of the ISR Merger and without any action on the part of Valor or the Participating Rights Holders, each Valor Preferred S Share issued and outstanding immediately prior to the ISR Effective Time and held by Participating Rights Holders will be converted at the ISR Effective Time into the right to receive from Holdco (A) the Per Share Preferred S Closing Consideration, (B) the Per Share Preferred S Warrant Consideration, (C) the Per Share Preferred S Contingent Payment Consideration associated with any Contingent Payment required to be made pursuant to this Agreement, (D) the right to receive portions of the Escrowed Shares, if any, distributed in accordance with the Escrow Agreement and this Agreement, and (E) the right to receive portions of the Representative Reimbursement Amount, if any, distributed to the holders of Valor Capital Stock in accordance with Section 3.7(e). All such Valor Preferred S Shares, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Valor Preferred S Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.1(a). Notwithstanding the foregoing, the Contingent Payments (or portions thereof) otherwise attributable to Valor Preferred S Stock may be reduced pursuant to the rights of Holdco under Section 11.4.

(ii) By virtue of the ISR Merger and without any action on the part of Valor or the Participating Rights Holders, each share of Valor Capital Stock (other than the Valor Preferred S Stock) issued and outstanding immediately prior to the ISR Effective Time and held by Participating Rights Holders will be converted at the ISR Effective Time into the right to receive from Holdco (A) the Per Share Closing Consideration, (B) the Per Share Warrant Consideration, (C) the Per Share Contingent Payment Consideration associated with any Contingent Payment required to be made pursuant to this Agreement, (D) the right to receive portions of the Escrowed Shares, if any, distributed in accordance with the Escrow Agreement and this Agreement, and (E) the right to receive portions of the Representative Reimbursement Amount, if any, distributed to the holders of Valor Capital Stock in accordance with Section 3.7(e). All such shares of Valor Capital Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Valor Capital Stock shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.1(a). Notwithstanding the foregoing, the Contingent Payments (or portions thereof) otherwise attributable to such Valor Capital Stock may be reduced pursuant to the rights of Holdco under Section 11.4.

(b) Valor Warrants. By virtue of the ISR Merger and without any action on the part of Valor or the Participating Rights Holders, each unexercised Valor Warrant outstanding immediately prior to the ISR Effective Time and held by Participating Rights Holders shall be canceled and converted at the ISR Effective Time into the right to receive from Holdco, for each share subject to such Valor Warrant, (i) the Per Share Closing Consideration minus a number of Holdco Common Shares equal to the quotient obtained by dividing (A) the exercise price per share for the Valor Capital Stock purchasable pursuant to the Valor Warrant by (B) the Signing Date Price, (ii) the Per Share Warrant Consideration, (iii) the Per Share Contingent Payment Consideration associated with any Contingent Payment required to be made pursuant to this Agreement, (iv) the right to receive portions of the Escrowed Shares, if any, distributed in accordance with the Escrow Agreement and this Agreement, and (v) the right to receive portions of the Representative Reimbursement Amount, if any, distributed to the Participating Rights Holders in accordance with Section 3.7(e). All such Valor Warrants, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Valor Warrant shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.1(b). Notwithstanding the foregoing, the Contingent Payments (or portions thereof) otherwise attributable to Valor Warrants may be reduced pursuant to the rights of Holdco under Section 11.4.

(c) Valor Options. By virtue of the ISR Merger and without any action on the part of Valor or the holders thereof, each option granted pursuant to the Valor Option Plan (each a “Valor Option”) that is outstanding and unexercised as of immediately prior to the ISR Effective Time, whether or not vested or exercisable, shall be cancelled and terminated at the ISR Effective Time in exchange for the right to receive from Holdco, for each share subject to such Valor Option, (i) the Per Share Closing Consideration minus a number of Holdco Common Shares equal to the quotient obtained by dividing (A) the exercise price per share for the Valor Ordinary Shares purchasable pursuant to the Valor Option by (B) the Signing Date Price, (ii) the Per Share Warrant Consideration, (iii) the Per Share Contingent Payment Consideration associated with any Contingent Payment required to be made pursuant to this Agreement, (iv) the right to receive portions of the Escrowed Shares, if any, distributed in accordance with the Escrow Agreement and this Agreement, and (v) the right to receive portions of the Representative Reimbursement Amount, if any, distributed to the Participating Rights Holders in accordance with Section 3.7(e). All such Valor Options, when so terminated and exchanged, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Valor Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.1(c). Notwithstanding the foregoing, the Contingent Payments (or portions thereof) otherwise attributable to Valor Options may be reduced pursuant to the rights of Holdco under Section 11.4.

(d) Contingent Equity Rights. Except as set forth in Sections 3.1(a), 3.1(b), 3.1(c) and 3.1(e), any options, warrants or other contingent rights (if any) to acquire capital stock of Valor as of the ISR Effective Time shall be cancelled or terminated in connection with the ISR Merger without payment of any consideration therefor.

(e) HW Owned Equity and Dormant Shares. At the ISR Effective Time, all Valor Preferred Shares held by HW or any of its Affiliates shall be automatically converted into an equal number of Valor Ordinary Shares. No HW Owned Equity shall receive Merger Consideration and all HW Owned Equity shall remain outstanding as equity interests of ISR Surviving Company following the ISR Effective Time. HW shall not, and shall cause its Affiliates not to, transfer or assign any Securities of Valor to any Person other than HW or any of its Affiliates prior to the ISR Effective Time. Each “dormant share” of Valor Ordinary Shares or Valor Preferred Shares held by Valor immediately prior to the ISR Effective Time shall be cancelled and extinguished at the ISR Effective Time without any conversion thereof and no payment shall be made with respect thereto.

(f) Shares of ISR Merger Sub. Each ordinary share of ISR Merger Sub issued and outstanding immediately prior to the ISR Effective Time shall be converted into one (1) validly issued fully paid and nonassessable ordinary share of the ISR Surviving Company.

(g) No Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional Holdco Common Shares will be issued, and no certificates or scrip for any such fractional shares shall be issued hereunder. In lieu thereof, an amount in cash equal to the aggregate Signing Date Price of all such fractional shares shall instead be deposited with the Shareholder Representative by Holdco as additional Representative Reimbursement Amount.

(h) Equitable Adjustments.

(i) If at any time between the Effective Time and the payment of the First-in-Man Contingent Payment or the CE Mark Contingent Payment, any change in the outstanding Holdco Common Shares shall occur as a result of any reclassification, recapitalization, share split (including a reverse share split) or combination, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period (but, for the avoidance of doubt, not as a result of the exercise of any outstanding Holdco or HW stock options, the issuance of securities in any capital-raising transactions by Holdco and repurchases or redemptions from individual stockholders), the number of shares issuable in respect of the First-in-Man Contingent Payment or the CE Mark Contingent Payment, as applicable, shall be proportionately adjusted to provide the Participating Rights Holders and the Founders the same proportional ownership as contemplated by this Agreement prior to such event.

(ii) If at any time between the Effective Time and the payment of the First-in-Man Contingent Payment or the CE Mark Contingent Payment, Holdco makes or declares any dividends or distributions (other than share dividends and share distributions covered by Section 3.1(h)(i)), Holdco shall deposit in a segregated account the amount of such dividends and distributions that would have been payable in respect of Holdco Common Shares to be issued in respect of the First-in-Man Contingent Payment or the

CE Mark Contingent Payment, as applicable, until the First-in-Man Contingent Payment or the CE Mark Contingent Payment, as applicable, is paid to the Participating Rights Holders and the Founders. Concurrently with such payment of the First-in-Man Contingent Payment or the CE Mark Contingent Payment, as applicable, Holdco shall deliver the applicable segregated dividends and distributions to the Participating Rights Holders and the Founders.

(iii) If at any time from and after the first trading day on which Reference Market Value is measured until the issuance to the Participating Rights Holders and the Founders of any Holdco Common Shares that comprise the Net Sales Contingent Payment pursuant to Sections 1.6, 1.7, 3.1 and 8.11, any change in the outstanding Holdco Common Shares shall occur as a result of any reclassification, recapitalization, share split (including a reverse share split) or combination, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period (but, for the avoidance of doubt, not as a result of the exercise of any outstanding Holdco or HW stock options, the issuance of securities in any capital-raising transactions by Holdco and repurchases or redemptions from individual stockholders), the Reference Market Value and the number of Holdco Common Shares issuable in respect of the Net Sales Contingent Payment shall be proportionately adjusted to provide the Participating Rights Holders and the Founders the same proportional ownership as contemplated by this Agreement prior to such event.

(iv) If at any time from and after the first trading day on which Reference Market Value is measured until the issuance to the Participating Rights Holders and the Founders of any Holdco Common Shares that comprise the Net Sales Contingent Payment pursuant to Sections 1.6, 1.7, 3.1 and 8.11, Holdco makes or declares any dividends or distributions (other than share dividends and share distributions covered by Section 3.1(h)(iii)), Holdco shall deposit in a segregated account the amount of such dividends and distributions that would have been payable in respect of Holdco Common Shares to be issued pursuant to such provisions as if such shares were outstanding at such time until such shares are issued. Concurrently with the issuance of such shares, Holdco shall deliver the applicable segregated dividends and distributions to the Participating Rights Holders and the Founders.

3.2 Exchange of Valor Certificates and Transmittal Materials for Closing Payment.

(a) Exchange Procedures.

(i) Holdco shall engage U.S. Bank, N.A. or such other Person as shall mutually be agreed in writing by HW and Valor (the “Exchange Agent”) to, among other things, assist in the distribution of Holdco Common Shares and to effect the distribution any cash payments required to be made by Holdco hereunder to the Participating Rights Holders and the Founders. All fees and expenses of the Exchange Agent under the Exchange Agreement shall be borne by Holdco. Within a reasonable period of time prior to the Closing, the Exchange Agent shall deliver to each Participating Rights Holder and each Founder (A) a Letter of Transmittal, Release and Joinder substantially in the form of Exhibit C attached hereto (the “Letter of Transmittal”) and (B) instructions for use in completing and submitting the Letter of Transmittal (and, in the case of Participating Rights Holders, effecting the surrender of certificate or certificates representing outstanding Valor Ordinary Shares or Valor Preferred Shares and in the case of Founders, effecting the surrender of certificate or certificates representing outstanding shares of Mitral (collectively, the “Certificates”) (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e))) in exchange for the Holdco Common Shares representing that portion of the Merger Consideration or the Founders’ Portion to which such Participating Rights Holder or such Founder, as applicable, is entitled pursuant to the Closing Payment Allocation Schedule.

(ii) The Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(d)) to the Exchange Agent in accordance with the terms of the Letter of Transmittal, duly executed, the applicable Participating Rights Holder or Founder shall be entitled to receive in exchange therefor the Merger Consideration payable to such Participating Rights Holder, or, subject to Section 8.11, Founders’ Portion payable to such Founder, pursuant to the terms hereof (after giving effect to any required Tax withholdings as provided in Section 3.2(e)), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or the Letter of Transmittal by any Participating Rights Holder or Founder. In the event of a transfer of ownership of Valor Ordinary Shares or Valor Preferred Shares that is not registered in the transfer records of Valor, the Merger Consideration payable upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Valor Ordinary Shares or Valor Preferred Shares is presented to the Exchange Agent, accompanied by all documents reasonably required by Holdco to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. Holdco shall not be required to pay any amount of the Closing Holdco Shares or any Contingent Payment to a Participating Rights Holder or a Founder until receipt by the Exchange Agent from such Participating Rights Holder or such Founder of properly completed and executed Letters of Transmittal in the form attached hereto and the applicable Certificate.

(iii) Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the ISR Effective Time to represent only the right to receive upon such surrender the applicable amounts of Merger Consideration or Founders’ Portion payable pursuant to Section 3.1.

(b) No Further Rights in Certificates or Derivative Instruments. From and after the ISR Effective Time, holders of Valor Ordinary Shares, Valor Preferred Shares and Valor Options outstanding immediately prior to the ISR Effective Time will cease to be, and will have no rights as, shareholders or rightsholders of Valor or the ISR Surviving Company, other than the right to receive the portions of the Merger Consideration and rights under this Agreement.

(c) Termination of Exchange; No Liability. At any time following the first (1st) anniversary of the ISR Effective Time, Holdco or the ISR Surviving Company shall be entitled to require the Exchange Agent to deliver to it any Holdco Common Shares that had been made available to the Exchange Agent and that have not been disbursed to the Participating Rights Holders or the Founders and thereafter such Participating Rights Holders and the Founders shall be entitled to look only to Holdco or the ISR Surviving Company (subject to abandoned property, escheat or other similar Laws) and only as general creditors thereof with respect to the applicable Merger Consideration payable to them, without any interest thereon. Notwithstanding the foregoing, none of Holdco, the ISR Surviving Company or the Exchange Agent shall be liable to any holder of a Certificate for any portion of the Closing Holdco Shares (or the value thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Consideration or the Founders’ Portion remaining unclaimed by the Participating Rights Holders or the Founders three (3) years after the date on which the Participating Rights Holders and the Founders are eligible to receive payment thereof hereunder (or such earlier date, immediately prior to such time when the Merger Consideration or the Founders’ Portion payable to them would otherwise escheat to or become the property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Holdco or the ISR Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.

(d) Lost, Stolen or Destroyed Certificates. In the event any Certificate(s) shall have been lost, stolen or destroyed, upon the making and delivery of an affidavit of that fact by a Valor Shareholder or Founder thereof in form reasonably satisfactory to Holdco, Holdco shall cause the Exchange Agent to issue to such Valor Shareholder or Founder such Valor Shareholder’s or Founder’s portion of the Closing Holdco Shares as provided in Section 3.1; provided, however, that Holdco may, in its sole discretion and as a condition precedent to causing such issuance by the Exchange Agent, require the owner of such lost, stolen or destroyed certificate(s) to deliver a customary agreement of indemnification in form reasonably satisfactory to Holdco and, to the extent required by the Exchange Agent despite reasonable efforts to resist such requirement by Holdco, a bond in such sum as the Exchange Agent may reasonably direct, as indemnity against any claim that may be made against Holdco, the ISR Surviving Company or the Exchange Agent with respect to the certificate(s) alleged to have been lost, stolen or destroyed. Notwithstanding the foregoing, in no event shall Holdco be required to issue a bond or otherwise provide any indemnity or assurance to the Exchange Agent with respect to any such lost, stolen or destroyed certificate(s).

(e) Withholding Rights With Respect to Payments Made Under the Agreement.

(i) Each of HW, Valor, the ISR Surviving Company, the US Surviving Corporation, Holdco or any of their Affiliates and the Exchange Agent and the Escrow Agent (each, a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Escrow Agreement to any Participating Rights Holder or Founder (each, a “Payee”), and any other amount otherwise payable to any other person pursuant to any provision or obligation under this Agreement, such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any other Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made. Each Payor shall pay the amount deducted or withheld to the proper Taxation Authority in accordance with applicable Law and shall provide to the Payee with respect to whom such amounts were withheld or deducted a written statement of the amount so withheld or deducted. Payor shall be entitled to sell in the open market, but not to Holdco or any of its Affiliates, all or a portion of the Holdco securities otherwise deliverable to a Payee to the extent required to enable the relevant Payor to comply with such deduction or withholding requirement. The Payor shall notify the relevant Payee that such sale and withholding or deduction was made and remit to such Payee any balance of the proceeds of such sale not applied to the payment of Taxes less any costs or expenses incurred by the relevant Payor in connection with such sale.

(ii) Notwithstanding the provisions of Section 3.2(e)(i), but subject to Section 3.2(e)(v), with respect to Israeli Tax, all amounts (cash or securities) payable to a Payee shall be retained by the Exchange Agent (or its designee) for a period of up to one hundred and eighty (180) days from the Closing Date or an earlier date required in writing by a Payee in respect of its applicable portion of its consideration or as otherwise required by the ITA (the “Withholding Drop Date”) (during which time neither the Payor nor the Exchange Agent shall withhold any Israeli Tax on such consideration, except as provided below), and during which time each such Payee (acting for itself or through an agent) may obtain a certification or ruling (a “Withholding Certificate”) issued by the ITA, in form and substance reasonably acceptable to Holdco and Payor (x) exempting Holdco from the duty to withhold Israeli Taxes with respect to the applicable consideration of such Payee, (y) determining the applicable rate of Israeli Tax to be imposed on the applicable consideration of such Payee, or (z) providing any other instructions regarding the payment or withholding with respect to the applicable consideration of such Payee. In the event that prior to the Withholding Drop Date, a Payee (or an agent acting on its behalf) submits to Holdco and Exchange Agent a Withholding Certificate, in form and substance acceptable to Holdco, the Exchange Agent shall act in accordance with the provisions of such Withholding Certificate.

(iii) If any Payee entitled to payment hereunder (A) does not provide the Holdco and Exchange Agent with a Withholding Certificate, in form and substance reasonably acceptable to Holdco and Payor, prior to the Withholding Drop Date, or (B) submits a written request to Holdco and the Exchange Agent to release his, her or its portion of the applicable consideration prior to the Withholding Drop Date and fails to submit a Withholding Certificate, in form and substance acceptable to Holdco and Payor, at or prior to such time, then the amount to be withheld from such Payee’s portion of the applicable consideration shall be calculated according to the applicable withholding rate as determined in good faith by Holdco in accordance with Section 3.2(e)(i).

(iv) Valor and any Participating Rights Holders may prepare and file with the ITA an application for a ruling permitting any Participating Rights Holders who elects to become a party to such a tax ruling (the “Electing Holder”), to defer any applicable Israeli Tax with respect to any consideration in Holdco securities that such Electing Holder will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such Holdco securities by such Electing Holder or such other date set forth in Section 104(h) of the Israeli Tax Code (the “104(h) Tax Ruling”). Holdco and HW shall reasonably cooperate with Valor and the applicable Participating Rights

Holders and their Israeli counsel with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the 104(h) Tax Ruling. Subject to the terms and conditions hereof, the parties shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the 104(h) Tax Ruling, as promptly as practicable. Notwithstanding the provisions of Section 3.2(e)(i), if the 104(h) Tax Ruling shall be received and delivered to the Exchange Agent prior to the Withholding Drop Date, then the provisions of the 104(h) Tax Ruling shall apply and all applicable withholding and reporting procedures shall be made in accordance with the provisions of the 104(h) Tax Ruling and Section 104(h) of the Israeli Tax Code. The final text of the 104(h) Tax Ruling shall in all circumstances be subject to the prior written confirmation of HW or its counsel (such confirmation not to be unreasonably withheld, conditioned or delayed).

(v) Notwithstanding anything to the contrary in this Section 3.2, any consideration which a holder of Valor 102 Shares, Valor 102 Options or Valor 3(i) Options has the right to receive pursuant to this Agreement in respect of such Valor 102 Shares, Valor 102 Options or Valor 3(i) Options shall be transferred (or caused to be transferred) directly to the Section 102 Trustee, in accordance with the Israeli Options Tax Ruling (or the Israeli Options Interim Tax Ruling, as applicable), if obtained, and shall be held in trust by the Section 102 Trustee, as applicable, pursuant to the applicable provisions of the Israeli Tax Code (including Section 102) and the Israeli Options Tax Ruling (or the Israeli Options Interim Tax Ruling, as applicable), if obtained. The Section 102 Trustee shall be responsible for holding such consideration, in accordance with the terms and conditions of Section 102 of the Israeli Tax Code (as applicable), the Israeli Options Tax Ruling (or the Israeli Options Interim Tax Ruling, as applicable) and the trust documents governing the trust held by the Section 102 Trustee. If the Israeli Options Tax Ruling (or the Israeli Options Interim Tax Ruling, as applicable), is not obtained by the Withholding Drop Date then the Exchange Agent shall transfer the consideration which a holder of Valor 102 Shares, Valor 102 Options or Valor 3(i) Options has the right to receive pursuant to this Agreement to such holder of Valor 102 Shares, Valor 102 Options or Valor 3(i) Options and the amount to be withheld from such Payee’s portion of the applicable consideration shall be calculated according to the applicable withholding rate as determined in good faith by Holdco in accordance with Section 3.2(e)(ii) or Section 3.2(e)(iii), as applicable.

(vi) Notwithstanding anything to the contrary in this Section 3.2, with respect to any non-Israeli resident holders of Valor Options or Valor Ordinary Shares that were granted such securities in consideration for work or services performed outside of Israel for a non-Israeli resident Subsidiary of Valor (provided that any such holder provides Holdco and Exchange Agent with a validly executed declaration, in the form attached as Exhibit E, which includes, inter alia, a declaration regarding such holder’s non-Israeli residence and confirmation such holder was granted such securities in consideration for work or services performed outside of Israel for a non-Israeli resident subsidiary of Valor and performed all work and services outside of Israel), the payment of any consideration which such holders have the right to receive shall not be subject to any withholding or deduction of Israeli Tax unless the ITA determines otherwise.

3.3 Closing Deliveries by Valor. At or prior to the Closing (as provided herein), Valor shall deliver or cause to be delivered to HW or Holdco, as applicable:

(a) the Capitalization and Closing Adjustment Amount Statement and the Closing Payment Allocation Schedule;

(b) a counterpart of the Escrow Agreement, duly executed by the Shareholder Representative;

(c) a counterpart of the Exchange Agent Agreement, duly executed by the Shareholder Representative;

(d) a certificate executed on behalf of Valor by an individual authorized to sign on behalf of Valor certifying the satisfaction of the conditions set forth in Sections 9.2(a) and 9.2(b);

(e) evidence that the Tail D&O Policy has been obtained in accordance with Section 8.18(b);

(f) (i) a copy of the Organizational Documents of Valor and its Subsidiaries, as amended through the ISR Effective Time certified by the Companies Registrar; (ii) a copy of the resolutions of the Valor Board approving the ISR Merger and the Transactions; and (iii) a certificate executed on behalf of Valor by an individual authorized to sign on behalf of Valor certifying that the Required Valor Shareholder Vote has been obtained;

(g) evidence of receipt of the OCS Approval;

(h) a print-out of from the on-line database of the Companies Registrar that does not indicate that Valor is a “breaching company”, dated as of a date not earlier than five (5) business days prior to the Closing Date; and

(i) letters of resignation, effective as of the ISR Effective Time, from each director of Valor.

3.4 Closing Deliveries by Holdco. At or prior to the Closing, Holdco shall deliver or cause to be delivered to the Shareholder Representative or the applicable Persons specified below:

(a) counterparts of the Escrow Agreement, duly executed by Holdco and the Escrow Agent;

(b) counterparts of the Exchange Agent Agreement, duly executed by Holdco and the Exchange Agent;

(c) a certificate executed on behalf of Holdco of an executive officer of Holdco certifying the satisfaction of the conditions set forth in Sections 9.3(a) and 9.3(b);

(d) the Aggregate Closing Holdco Shares to the Exchange Agent for further distribution to the Participating Rights Holders and the Founders pursuant to the terms hereof;

(e) duly executed Warrants (each Warrant shall be delivered to the Exchange Agent on behalf of the applicable Participating Rights Holder);

(f) duly executed Deducted Warrants (each Deducted Warrant shall be delivered to the Exchange Agent on behalf of the applicable Founder);

(g) the Escrowed Shares to the Escrow Agent in accordance with the Escrow Agreement and Section 1.5(b);

(h) the Initial Representative Reimbursement Amount (delivered as directed by the Shareholder Representative);

(i) in cash by wire transfer of immediately available funds the Transaction Costs to the payees thereof;

(j) a certificate of the Secretary of Holdco certifying the names and signatures of the officers of Holdco, US Merger Sub and ISR Merger Sub authorized to sign this Agreement and the Related Agreements and the other documents to be delivered hereunder and thereunder;

(k) (i) a copy of the Organizational Documents of Holdco and US Merger Sub, as amended through the ISR Effective Time certified by the Delaware Secretary of State and a copy of the Organizational Documents of ISR Merger Sub, as amended through the ISR Effective Time certified by an officer of ISR Merger Sub; and (ii) minutes of the Holdco Board approving the Transactions, including the ISR Merger and the US Merger;

(l) the ISR Merger Certificate from the Companies Registrar; and

(m) a good standing certificate for Holdco from the Delaware Secretary of State dated as of a date not earlier than five (5) business days prior to the Closing Date.

3.5 Closing Deliveries by HW. At or prior to the Closing, HW shall deliver or cause to be delivered to the Shareholder Representative:

(a) a certificate and notice to the U.S. Internal Revenue Service pursuant to Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), dated within 30 days prior to the Closing Date, to the effect that interests in HW are not U.S. real property interests;

(b) a certificate executed on behalf of HW by an executive officer of HW certifying the satisfaction of the conditions set forth in Sections 9.3(a) and 9.3(b);

(c) a certificate of the Secretary of HW certifying the names and signatures of the officers of HW authorized to sign this Agreement and the Related Agreements and the other documents to be delivered hereunder and thereunder;

(d) minutes of the HW Board approving the Transactions, including the ISR Merger and the US Merger; and

(e) a good standing certificate for HW from the Delaware Secretary of State dated as of a date not earlier than five (5) business days prior to the Closing Date.

3.6 Valor Stock Transfer Books. At the ISR Effective Time, the stock transfer books of Valor shall be closed and there shall be no further registration of transfers of Valor Ordinary Shares or Valor Preferred Shares thereafter on the records of Valor. From and after the ISR Effective Time, the holders of Certificates representing such shares outstanding immediately prior to the ISR Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by any applicable Laws.

3.7 Shareholder Representative.

(a) Appointment/Replacement of Shareholder Representative. Valor Shareholder Representative, LLC is hereby appointed, effective from and after the ISR Effective Time, to act as the Shareholder Representative under this Agreement in accordance with the terms of this Section 3.7(a), the Escrow Agreement and the Exchange Agent Agreement. The Shareholder Representative may resign at any time. At any time during the term of this Agreement, the holders of a majority of the issued and outstanding Valor Capital Stock (on an as-converted basis, if applicable) immediately prior to the ISR Effective Time may, and following the resignation of the Shareholder Representative such holders shall, by written consent, appoint a new representative to act as the Shareholder Representative. Notice, together with a copy of the written consent appointing such new representative and a joinder agreement signed by the new representative, must be delivered to Holdco and, if applicable, the Escrow Agent not later than the effective time of such appointment. The immunities and rights to indemnification shall survive the resignation or removal of the Shareholder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(b) Authority After the ISR Effective Time. From and after the ISR Effective Time, the Shareholder Representative shall be authorized, on behalf of the Participating Rights Holders and Founders, to:

(i) take all actions required or permitted by, and exercise all rights granted to, the Shareholder Representative in this Agreement, the Escrow Agreement, the Exchange Agent Agreement or any other Related Agreement, including the calculation of the payments due to each Participating Rights Holder and each Founder pursuant to any provision of this Agreement, the Escrow Agreement, the Exchange Agent Agreement or any other Related Agreement for purposes of delivering the Closing Payment Allocation Schedule, any Closing Payment Allocation Schedule Update or otherwise;

(ii) receive all notices or other documents given or to be given to the Shareholder Representative by any person pursuant to this Agreement or the Related Agreements;

(iii) receive and accept service of legal process in connection with any claim or other proceeding against the Participating Rights Holders and the Founders arising under this Agreement or the Related Agreements;

(iv) negotiate, undertake, compromise, prosecute, defend, resolve and settle any suit, proceeding or dispute under this Agreement or the Related Agreements on behalf of the Participating Rights Holders and the Founders;

(v) execute and deliver all agreements, certificates and documents required or deemed appropriate by the Shareholder Representative (including any Related Agreements) in connection with any of the Transactions on behalf of the Participating Rights Holders and the Founders;

(vi) engage special counsel, accountants and other advisors and incur such other expenses (at the expense of the Participating Rights Holders and the Founders) in connection with any of the Transactions on behalf of the Participating Rights Holders and the Founders;

(vii) apply the Representative Reimbursement Amount to the payment of (or reimbursement of the Shareholder Representative for) expenses and liabilities which the Shareholder Representative may incur pursuant to this Agreement, the Related Agreements or otherwise in connection with the Transactions;

(viii) approve of and execute amendments to this Agreement in accordance with Section 12.13 and to the Related Agreements in accordance with the applicable terms thereof; and

(ix) take such other action as the Shareholder Representative may deem appropriate, on behalf of the Participating Rights Holders and the Founders, including:

(A) agreeing to any modification or amendment of this Agreement and the Related Agreements and executing and delivering an agreement of any such modification or amendment;

(B) taking any actions required or permitted under this Agreement and the Related Agreements; and

(C) all such other matters as the Shareholder Representative may deem necessary or appropriate to carry out the intents and purposes of this Agreement and the Related Agreements.

Notwithstanding the foregoing, the Shareholder Representative shall have no obligation to act on behalf of the Participating Rights Holders or the Founders, except as expressly provided herein, the Escrow Agreement and any Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Shareholder Representative in any ancillary agreement, schedule, exhibit, other document or the Valor Disclosure Schedule. In addition, the Shareholder Representative shall be entitled to: (i) rely upon the Closing Payment Allocation Schedule and any Closing Payment Allocation Schedule Update, (ii) rely upon any signature believed by the

Shareholder Representative to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Participating Rights Holder, Founder or other party.

(c) Reimbursement of Expenses. The Shareholder Representative shall be entitled to receive reimbursement from any Representative Reimbursement Amount held by or on behalf of the Shareholder Representative, for any and all expenses, charges, losses, claims, damages, fees, costs, expenses and liabilities, including attorneys’ fees, fees of other skilled professionals and in connection with seeking recovery from insurers, incurred by the Shareholder Representative in the performance or discharge of its rights and obligations under this Agreement and the Related Agreements (the “Shareholder Representative Expenses”). If the Representative Reimbursement Amount is insufficient to cover any Shareholder Representative Expenses, the Shareholder Representative may recover such Shareholder Representative Expenses, at the Shareholder Representative’s option and in its sole discretion, (i) directly from the Participating Rights Holders and the Founders or (ii) from the Exchange Agent, the Escrow Agent and/or Holdco prior to the payment by any such Person of any amounts or Holdco Common Shares (including in respect of Contingent Payments) to the Participating Rights Holders and the Founders (which recoveries pursuant to this clause (ii) shall be deducted from such payments to the Participating Rights Holders and the Founders in accordance with each Participating Rights Holder’s and each Founder’s Pro Rata Share of such payments). The Shareholder Representative will hold the Representative Reimbursement Amount, at the Shareholder Representative’s option and in its sole discretion, (i) with the Escrow Agent or (ii) in a segregated client account or depository and separate from its corporate funds, and will not voluntarily make it available to its creditors in the event of bankruptcy. The Shareholder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Reimbursement Amount other than as a result of its gross negligence or willful misconduct. The Representative Reimbursement Amount shall only be used for the payment of the Shareholder Representative Expenses or as otherwise required by this Agreement, the Escrow Agreement, any Representative Engagement Agreement or any other Related Agreement. The Participating Rights Holders and the Founders acknowledge that the Shareholder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

(d) Release from Liability; Indemnification; Authority of Shareholder Representative. Certain Participating Rights Holders have entered into an engagement agreement with the Shareholder Representative to provide direction to the Shareholder Representative in connection with the performance of its services under this Agreement and the Related Agreements (such Participating Rights Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). By virtue of the adoption of this Agreement and the approval of the ISR Merger by the Valor Shareholders, each Participating Rights Holder shall (and by acceptance of any payment under this Agreement or the Related Agreements the Founders shall) be deemed to hereby release the Shareholder Representative (together with its members, managers, directors, officers, contractors, agents, employees and other Representatives), and each member of its Advisory Group (collectively, the “Shareholder Representative Group”), from, and each Participating Rights Holder and each Founder, by virtue of such adoption and approval or acceptance, as applicable, shall be further deemed to agree to indemnify, defend and hold harmless the Shareholder Representative Group against, liability for any action taken or not taken by him, her or it in his, her or its capacity as the Shareholder Representative Group, except for the liability of the Shareholder Representative Group, or any member thereof, to a Participating Rights Holder or a Founder for loss which such holder may suffer from the willful misconduct or gross negligence of the Shareholder Representative Group or such member in carrying out his, her or its duties hereunder. Each Founder, and by virtue of the adoption of this Agreement and the approval of the ISR Merger by the Valor Shareholders, each Participating Rights Holder (regardless of whether or not such Participating Rights Holder votes in favor of the adoption of this Agreement and the approval of the ISR Merger, whether at a meeting or by written consent in lieu thereof) shall be deemed to appoint, as of the ISR Effective Time, the Shareholder Representative as his, her or its true and lawful exclusive agent and attorney-in-fact to enter into any agreement in connection with the Transactions, the Escrow Agreement and the Exchange Agent Agreement, to exercise all or any of the powers, authority and discretion conferred on him, her or it under any such agreement, to give and receive notices on their behalf and to be his, her or its exclusive representative with respect to any matter, suit, claim, action or proceeding arising with respect to any transaction contemplated by any such agreement, including, without limitation, the defense, settlement or compromise of any claim, action or proceeding for which Holdco, the ISR Surviving Company or the US Surviving Corporation may be entitled to indemnification and, by virtue of its approval of this Agreement, the Shareholder Representative agrees to act as, and to undertake the duties and responsibilities of, such exclusive agent and attorney-in-fact. This power of attorney as well as the powers, immunities and rights to indemnification granted to the Shareholder Representative Group hereunder are coupled with an interest and irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Participating Rights Holder and shall be binding on any successor thereto. Each Participating Rights Holder and each Founder (i) agrees that all actions, decisions and instructions of the Shareholder Representative shall be conclusive and binding upon all of the Participating Rights Holders and Founders and each such Person’s successors, and (ii) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Shareholder Representative taken in good faith under this Agreement or the Related Agreements.

(e) Distribution of Representative Reimbursement Amount. The entirety of the Representative Reimbursement Amount that has not been consumed by the Shareholder Representative pursuant to the terms of this Agreement on the date that is the ninetieth (90th) day following the date on which the final Contingent Payment is due and paid or, if later, the date on which all indemnification claims of the Holdco Indemnitees outstanding at the end of such period have been discharged in full, shall be distributed by the Shareholder Representative to the Exchange Agent for further distribution to the Participating Rights Holders and the Founders in accordance with each such Person’s Pro Rata Share.

3.8 Further Action. If, at any time after the ISR Effective Time, any further action is necessary or desirable to effectuate the Transactions and to vest Holdco, the ISR Surviving Company and the US Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Valor, the ISR Merger Sub, HW and the US Merger Sub, the officers and directors of Holdco, the ISR Surviving Company and the US Surviving Corporation are fully authorized in the name of Valor, the ISR Merger Sub, HW and the US Merger Sub or otherwise to take, and shall take, all such action.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES REGARDING VALOR

Valor hereby represents and warrants to the other parties hereto as follows as of each of the Agreement Date and the Closing Date (or such other date specified herein); provided, that such representations and warranties shall be qualified by the attached Disclosure Schedule of Valor (the “Valor Disclosure Schedule”). Notwithstanding any other provision of this Agreement or the Valor Disclosure Schedule, each disclosure set forth in the Valor Disclosure Schedule will be deemed to qualify each representation and warranty of Valor set forth in this Agreement (i) that is specifically identified (by cross-reference, section heading or otherwise) in the Valor Disclosure Schedule as being qualified by such disclosure or (ii) (notwithstanding the absence of an appropriate cross-reference or section heading) with respect to which the relevance of such disclosure is reasonably apparent on the face of such disclosure. In addition, for purposes of determining accuracy as of the Closing Date of the representations and warranties of Valor under Section 4.3 hereof only, the Valor Disclosure Schedule shall be deemed to have been updated by the information set forth in the Capitalization and Closing Adjustment Amount Statement.

4.1 Organization, Good Standing and Qualification. Each of Valor and Mitral is a private company duly organized and validly existing under the Laws of Israel and has all requisite company power and authority to carry on the Valor Business. ValCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on the Valor Business. Each of Valor and its Subsidiaries has not been dissolved and is not in the process of being dissolved by any company resolutions or other action by its directors (or members of similar governing bodies) or, to the Knowledge of Valor, (x) equity holders, (y) any Governmental Authority or (z) otherwise. Section 4.1 of the Valor Disclosure Schedule lists the names of the directors and officers (or members of similar governing bodies), together with their titles, of Valor and its Subsidiaries. Valor and its Subsidiaries are duly qualified or licensed to transact business in each jurisdiction in which its ownership of property or assets or the conduct of its business as now conducted makes such qualification necessary, other than any such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Valor. Each of Valor and its Subsidiaries has all requisite corporate power and authority to execute and deliver this Agreement and the Related Agreements to the extent it is a party, and to perform its obligations under, and to carry out the provisions of, this Agreement and the Related Agreements.

4.2 Subsidiaries. Valor does not have, and has not ever had any Subsidiaries other than Mitral and ValCo, and does not presently own or control, directly or indirectly, any interest in any other corporation, association, partnership, limited liability company or other business entity. Valor is not, and has never been, a participant in any joint venture or similar arrangement. Valor is not, and has not been, a general partner of, nor is it responsible or liable for any of the debts or other obligations of, any other person. As of the date hereof, all Interests in ValCo and Interests in Mitral are held as set forth on Section 4.2 of the Valor Disclosure Schedule. As of the Closing Date, Valor owns all of the Interests in ValCo and Interests in Mitral (other than the Interests in Mitral held by the Founders as set forth in Section 4.2 of the Valor Disclosure Schedule) free and clear of any liens, encumbrances or other continuing rights or obligations; provided, that any such Interests in Mitral held by the Founders may be acquired by Valor between the Agreement Date and the ISR Effective Time.

4.3 Capitalization; Voting and Other Rights.

(a) The authorized capital stock of Valor consists of:

(i) Ordinary Shares. 6,081,144 Valor Ordinary Shares, 551,010 shares of which are issued and outstanding as of the Agreement Date; and

(ii) Preferred Shares. 4,851,669 preferred shares of Valor, at par value NIS 0.01 per share (the “Valor Preferred Shares”), of which (A) 300,000 shares have been designated Series A Preferred Shares, all of which are issued and outstanding, (B) 1,376,932 shares have been designated Series B Preferred Shares, all of which are issued and outstanding, (C) 452,505 shares have been designated Series C Preferred Shares, all of which are issued and outstanding, (D) 1,000,746 shares have been designated Series D Preferred Shares, 821,420 shares of which are issued and outstanding, (E) 45,896 shares have been designated Series D-1 Preferred Shares, 45,895 shares of which are issued and outstanding as of the Agreement Date, (F) 1,111,944 shares have been designated Series D-2 Preferred Shares, 952,361 shares of which are issued and outstanding as of the Agreement Date and 54,807 of which are reserved for issuance as of the Agreement Date upon the exercise of the Warrants issued on March 1, 2014 and 56,418 of which are reserved for issuance as of the Agreement Date upon the exercise of the Warrants issued on March 30, 2015, (G) 177,550 shares have been designated Series D-3 Preferred Shares, all of which are issued and outstanding, (H) 253,692 shares have been designated Series D-4 Preferred Shares, 203,320 shares of which are issued and outstanding as of the Agreement Date and 40,663 of which are reserved for issuance as of the Agreement Date upon the exercise of the Warrants issued on April 1, 2015 and June 29, 2015, (I) 79,404 shares have been designated Series D-5 Preferred Shares, none of which are issued and outstanding as of the Agreement Date, and (J) 53,000 shares have been designated Series S Preferred Shares, all of which are issued and outstanding. The respective rights, restrictions, privileges and preferences of the Valor Preferred Shares are as stated in the Valor Charter.

(b) Except as contemplated by Section 8.11 and as set forth in Section 4.3(b) of the Valor Disclosure Schedule and other than the HW Note and any Subsequent HW Notes, there are not outstanding any options, warrants, instruments, rights (including conversion or preemptive rights, rights of first refusal, registration rights (including piggyback rights) or rights of first offer), proxy or shareholder agreements, or other agreements or instruments of any kind, including convertible debt instruments, for the purchase or acquisition from Valor or its Subsidiaries of any of their Securities. Valor and its Subsidiaries are not a party or subject to any agreement or understanding and, to the Knowledge of Valor, there is no agreement or understanding between any other persons, other than as contemplated by this Agreement and the Related Agreements, (i) that affects or relates to the voting or giving of written consents with respect to any Security other than as contemplated by this Agreement, (ii) with respect to the issuance by Valor or its Subsidiaries, or the sale or transfer between any persons, of Interests in Valor or its Subsidiaries, (iii) relating to the registration by Valor or its Subsidiaries of, or restricting any person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Securities of Valor or any of its Subsidiaries, or (iv) requiring Valor or its Subsidiaries to repurchase, redeem or otherwise acquire any Securities of Valor or any of its Subsidiaries.

(c) All of the issued and outstanding shares of Valor and its Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, and (ii) were issued in material compliance with all applicable Laws concerning the issuance of securities. All Valor Options were issued in material compliance with all applicable Laws concerning the issuance of securities. Each grant of Valor Options was duly authorized no later than the date on which the grant of such Valor Option was by its terms to be effected by all necessary corporate action, including, as applicable, approval by the Valor Board (or a duly authorized committee or subcommittee thereof) and any required shareholder approval by the necessary number of votes or written consents; such grant was made in material compliance with the terms of the Valor Option Plan. All Valor Options have been validly issued, properly approved by the Valor Board (or a duly authorized committee or subcommittee thereof) and with respect to Valor 102 Options, deposited with the Section 102 Trustee, in compliance with all applicable Law. All of the Valor Ordinary Shares that may be issued upon conversion of the Valor Preferred Shares or pursuant to the exercise of outstanding Valor Options will, when and if issued, be duly authorized, validly issued, fully paid and nonassessable. To the Knowledge of Valor, each Participating Rights Holder of record and, to the extent the exchange described in Section 8.11 does not occur prior to the ISR Effective Time, each Founder owns all beneficial interests in such Participating Rights Holder’s or Founder’s Securities of Valor or Mitral, as applicable, as set forth on Section 4.3(b) of the Valor Disclosure Schedule.

(d) Each series of Valor Preferred Shares is presently convertible into Valor Ordinary Shares (other than the Series S Preferred Shares) at the conversion ratio provided in the Valor Charter, and the consummation of the ISR Merger, the US Merger or the other Transactions will not result in any anti-dilution adjustment or other similar adjustment to the outstanding Valor Preferred Shares.

4.4 Authorization; Binding Obligations; Governmental Consents.

(a) All corporate actions on the part of Valor and its Subsidiaries necessary for the authorization, execution and delivery of this Agreement and the Related Agreements, the performance of all obligations of Valor and its Subsidiaries hereunder and the consummation of the transactions contemplated hereby and thereby, including the ISR Merger, the US Merger and the other Transactions, have been taken prior to the execution and delivery hereof. The Valor Board has determined that the ISR Merger, the US Merger and the other Transactions are in the best interests of Valor and the Valor Shareholders, has approved, in accordance with the Israeli Companies Law, this Agreement and declared its advisability, and has recommended that the Valor Shareholders adopt this Agreement and approve the Transactions, including the ISR Merger, and, as of the Agreement Date, such approval has not been amended, rescinded or modified. This Agreement has been, and the Related Agreements will be, duly and validly executed and delivered by Valor and (subject to the valid execution and delivery hereof and thereof by the other parties hereto and thereto) constitute valid and legally binding obligations of Valor, enforceable in accordance with their respective terms, except as limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other Laws of general application affecting enforcement of creditors’ rights, and (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in law or equity (clause (i) and this clause (ii) collectively, the “Enforceability Exceptions”). Prior to the execution of the Shareholder Support Agreements, the Valor Board approved the Shareholder Support Agreements and the transactions contemplated thereby.

(b) No material consent, approval, Permit, Order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority, on the part of Valor or its Subsidiaries is required in connection with the execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, except (i) filings with the Companies Registrar described in Section 8.1 and Section 8.2 below and the issuance of the ISR Merger Certificate; (ii) such consents, approvals, Permits, Orders, authorizations, registrations, qualifications, designations, declarations and filings as may be required under applicable state, federal or foreign securities Laws; (iii) such filings as may be required under any applicable state or foreign anti-takeover and similar Laws, (iv) such consents, approvals, Permits or filings as may be required under Environmental Law, as set forth on Section 4.4(b) of the Valor Disclosure Schedule, and (v) the approval of the Office of the Chief Scientist of the Israel Ministry of Economy (the “OCS”) of the change in control of Valor contemplated by this Agreement (without approval or agreement to transfer any rights, operations or ownership outside of Israel or terminate any restrictions or obligations under the R&D Law) (the “OCS Approval”). No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is applicable to this Agreement, the ISR Merger or any other Transactions.

4.5 Financial Statements.

(a) Valor has made available to HW the Valor Financial Statements. The Valor Financial Statements have been prepared in all material respects in accordance with GAAP, applied on a basis consistent with prior periods, except for the absence of footnotes and other presentation items, and fairly and accurately present in all material respects the financial condition of Valor and its Subsidiaries on a consolidated basis as of the dates and during the periods indicated therein, subject to normal year-end adjustments which are neither individually nor in the aggregate material in amount. The Valor Financial Statements are consistent in all material respects with the books of account and other financial records of Valor and its Subsidiaries. The Subsequent Financial Statements, when prepared and delivered, will have been prepared in all material respects in accordance with GAAP, applied on a basis consistent with prior periods, except for the absence of footnotes and other presentation items, and will fairly and accurately present in all material respects the financial condition of Valor and its Subsidiaries on a consolidated basis as of the date indicated therein, subject to normal year-end adjustments which will neither individually or in the aggregate be material in amount. The Subsequent Financial Statements, when prepared and delivered, will be consistent in all material respects with the books of account and other financial records of Valor and its Subsidiaries.

(b) To the Knowledge of Valor, there have been no instances of fraud that occurred during any period covered by the Valor Financial Statements. Neither Valor, its Subsidiaries, nor, to the Knowledge of Valor, any director, officer, employee, accountant or auditor of Valor or its Subsidiaries, has received any complaint, allegation, assertion or claim, of any material deficiency in the accounting or auditing practices and procedures of Valor and its Subsidiaries or their internal accounting controls.

(c) Except for Indebtedness reflected in the Valor Financial Statements, Valor and its Subsidiaries do not have any Indebtedness outstanding. Valor and its Subsidiaries are not in material default with respect to any outstanding Indebtedness or any instrument relating thereto, nor to the Knowledge of Valor, is there any event as of the Agreement Date which, with the passage of time or giving of notice, or both, would result in a default. Complete and correct copies of all instruments (including all amendments, supplements, waivers and consents) relating to any Indebtedness of Valor and its Subsidiaries have been furnished to HW.

4.6 Undisclosed Liabilities. Valor and its Subsidiaries have no material liabilities that are required to be reflected in a consolidated balance sheet of Valor and its Subsidiaries in accordance with GAAP, and, to the Knowledge of Valor, there are no material contingent liabilities that are required to be disclosed in the Valor Financial Statements, except (a) liabilities and obligations included or disclosed in the Valor Financial Statements; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to the date of the last balance sheet included in the Valor Financial Statements; (c) executory obligations under any contract, other than any such obligations that arose as a result of an existing breach or default (with or without notice or lapse of time or both) thereunder; and (d) the obligation to pay fees and expenses of Valor’s attorneys, accountants and any other advisors relating to the Transactions.

4.7 Agreements; Actions.

(a) Except for the Valor Leases and except as set forth in Section 4.7(a) of the Valor Disclosure Schedule, as of the Agreement Date, and from the Agreement Date through the Closing other than as entered into in compliance with Section 7.1, there are no agreements, understandings, instruments or contracts to which Valor or any of its Subsidiaries is a party or by which Valor or any of its Subsidiaries is bound that involve:

(i) obligations of, or payments by, Valor or any of its Subsidiaries in excess of $100,000 in any twelve (12) month period;

(ii) payments to Valor or any of its Subsidiaries for goods or services in excess of $100,000 in any twelve (12) month period;

(iii) the license, assignment or transfer of any material Intellectual Property right to or from Valor or any of its Subsidiaries (other than: (A) paid-up licenses to Valor or any of its Subsidiaries arising from the purchase or license of generally available “off the shelf” or other standard products including software, (B) non-disclosure and confidentiality agreements, and (C) employee invention assignment agreements and other similar agreements with employees);

(iv) any restriction on the right or ability of Valor or any of its Subsidiaries to do any of the following: (A) compete with, or solicit any customer of, any other person; (B) to solicit, hire or retain any person as an employee, consultant or independent contractor; (C) develop, manufacture, sell, supply, distribute, offer, support or service any product (including Valor Products) to or for any other person; (D) perform services for any other person; or (E) transact business with any other person;

(v) the design, development, manufacture, or testing of Valor Products, or clinical trials (including pre- and post-marketing trials) of Valor Products, other than employee invention assignment agreements and other similar agreements with employees;

(vi) the manufacture, marketing, sale or distribution of any products (including Valor Products) of Valor or any of its Subsidiaries in any jurisdiction or any restrictions on Valor’s or any of its Subsidiaries’ exclusive rights to develop, manufacture, assemble, distribute, market and sell Valor Products;

(vii) indemnification by, or covenant or other obligation of, Valor or any of its Subsidiaries with respect to infringements of Intellectual Property rights;

(viii) any material supply agreements; or

(ix) the employment of any individual for a fixed period of time or with a fixed severance arrangement.

(b) Valor has delivered or has caused to be delivered to HW correct and complete copies of each contract, agreement or other arrangement listed in Section 4.7(a) of the Valor Disclosure Schedule (each, a “Material Contract”). Subject to the Enforceability Exceptions, each such Material Contract is a valid, binding and enforceable obligation of Valor or its Subsidiaries, as applicable, and, to the Knowledge of Valor, of the other party or parties thereto, and is in full force and effect; provided that for the purposes of representations as of the Closing Date, this representation shall not apply to Material Contracts, if any, which have been terminated by such other party or parties in accordance with the terms of such Material Contracts after the Agreement Date and prior to the Closing. None of Valor, any of its Subsidiaries or, to the Knowledge of Valor, the other party or parties thereto, is in breach or non-compliance in any material respect of any material term of any Material Contract. As of the Agreement Date, Valor and its Subsidiaries have not received written notice of any material default with respect to any Material Contract. Subject to obtaining any necessary consents by the other party or parties to any Material Contract and except as set forth in Section 4.7(b) of the Valor Disclosure Schedule, the Transactions will not cause a material increase or acceleration of any obligations of Valor or any of its Subsidiaries pursuant to any Material Contract or give additional material rights to any other party thereto nor will any such Material Contract in any other way be materially adversely affected by, or terminate or lapse by reason of, the Transactions.

4.8 Related-Party Transactions. Except as set forth in Section 4.8 of the Valor Disclosure Schedule or, with respect to applicable Employee Benefit Plans (a) there are no agreements, understandings or proposed transactions between Valor or any of its Subsidiaries and (i) any of their officers, directors or members of their immediate family or (ii) any Affiliate of Valor, any of its Subsidiaries or the persons set forth in clause (i) hereof (the persons set forth in clauses (i) and (ii), each, a “Related Party”) and (b) no Related Party is indebted to Valor or any of its Subsidiaries, nor are Valor or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any Related Party other than, in the case of each of clause (a) and (b), (i) for payment of salary or fees (in the case of consultants) for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of Valor or any of its Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the Valor Board). To the Knowledge of Valor, no Related Party has any direct or indirect interest in any material asset used in the Valor Business (other than as a result of his, her or its ownership of Securities of Valor or any of its Subsidiaries). To the Knowledge of Valor, no Related Party has any direct or indirect interest in any material asset used in the Valor Business (other than as a result of his, her or its ownership of Securities of Valor or any of its Subsidiaries). To the Knowledge of Valor, no Related Party has any direct or indirect ownership interest in any firm or corporation with which Valor or any of its Subsidiaries is affiliated or with which Valor or any of its Subsidiaries have a material business relationship. To the Knowledge of Valor, no Related Party is directly or indirectly interested in any Material Contract.

4.9 Changes. Except as set forth on Section 4.9 of the Valor Disclosure Schedule, since December 31, 2014 through (x) the Agreement Date with respect to clauses (a), (b), (c), (d), (j), (h) and (m) below, and (y) the Closing Date with respect to clauses (e), (f), (g), (i), (k), (l) and (n) below, there has not been:

(a) Any change in the assets, liabilities, financial condition or operations of Valor or any of its Subsidiaries from those reflected in the Valor Financial Statements, other than changes in the ordinary course of business consistent with past practice, none of which individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Valor;

(b) Any resignation or termination of any officers or Key Employees or key consultants of Valor or any of its Subsidiaries;

(c) Any material damage or destruction, whether or not covered by insurance;

(d) Any waiver by Valor or any of its Subsidiaries of a right or of a debt owed to it in excess of $100,000;

(e) Any direct or indirect loans made by Valor or any of its Subsidiaries to any shareholder, employee, officer, director or consultant of Valor or any of its Subsidiaries, other than travel or similar expense advances made in the ordinary course of business consistent with past practice;

(f) Any material change in any compensation arrangement or agreement with any Key Employee, officer, director or key consultant or shareholder of Valor or any of its Subsidiaries;

(g) Any labor employees or employers organization activity;

(h) Any declaration or payment of any dividend or other distribution of the assets of Valor or any of its Subsidiaries;

(i) Any sale, assignment, transfer, encumbrance, lapse, expiration, abandonment or license of any material Intellectual Property rights or other material intangible assets owned, used or licensed by Valor or any of its Subsidiaries in connection with any Valor Products or the operation of the Valor Business, outside the ordinary course of business and excluding any rights to evaluate confidential information for limited duration and purpose under any non-disclosure agreements in favor of Valor or any of its Subsidiaries;

(j) Any claim or, to the Knowledge of Valor, any threat of infringement, misappropriation or other violation by or against Valor or any of its Subsidiaries of Intellectual Property rights of Valor, any of its Subsidiaries or any third party;

(k) Other than pursuant to Section 8.8(b), any application made to a Governmental Authority for an advisory ruling, monetary grant or any other application, or negotiation of, receipt of, or termination or cancellation of a Government Grant;

(l) Any new, change in or revocation of any material Tax election; change in annual Tax accounting period, adoption of or change in any method of Tax accounting; filing of amended Tax Returns or claims for Tax refunds; surrender of any right to claim a Tax refund; consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment; entry into a Tax allocation, Tax sharing, or Tax indemnity agreement or a closing agreement relating to Taxes or settlement or compromise of any claim, notice, audit or assessment in respect of Taxes; or application or negotiation for or receipt of a Tax ruling or arrangement;

(m) Any sale, exchange or other disposition of any of the material assets or material rights of Valor or any of its Subsidiaries, other than in the ordinary course of business; or

(n) Any other event or condition of any character that, either individually or cumulatively, has had or would reasonably be expected to have a Material Adverse Effect on Valor.

4.10 Properties.

(a) Real Property. Valor and its Subsidiaries do not own, and have never owned, any Real Property and are not obligated to acquire an ownership interest in any Real Property.

(b) Leased Real Property.

(i) Valor and its Subsidiaries have a valid leasehold interest in each parcel of Real Property listed on Section 4.10(b) of the Valor Disclosure Schedule (the “Valor Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Valor and its Subsidiaries have made available to HW complete and accurate copies of each of the leases, subleases, assignment of leases, or any guaranty given or leasing commissions payable in connection with the use or occupancy of the Valor Leased Real Property and each amendment to any of the foregoing (collectively, “Valor Leases”), and none of the

Valor Leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies made available to HW. Each Valor Lease is legal, valid, binding and enforceable in accordance with its terms, subject to the Enforceability Exceptions. With respect to each Valor Lease, neither Valor, any of its Subsidiaries nor, to the Knowledge of Valor, any other party to such Valor Lease is in material breach of or default under such Valor Lease (as applicable), and no event has occurred which with notice or lapse of time would constitute a material breach or default by Valor, any of its Subsidiaries or, to the Knowledge of Valor, any other party to such Valor Lease, or permit termination, modification or acceleration by any other party under such Valor Lease. Except for those consents specifically described on Section 4.10(b) of the Valor Disclosure Schedule, no consent or approval of any landlord under any of the Valor Leases is required in connection with the consummation of the Transactions. Except as set forth in Section 4.10(b) of the Valor Disclosure Schedule, none of the Valor Leases have, in turn, been leased, subleased or otherwise assigned to a third party.

(ii) The Valor Leased Real Property listed in Section 4.10(b) of the Valor Disclosure Schedule constitutes all interests in Real Property currently used, occupied or currently held for use by Valor and its Subsidiaries in connection with the Valor Business. To the Knowledge of Valor, except as set forth in Section 4.10(b)(i) of the Valor Disclosure Schedule, all of the material fixtures and improvements owned by Valor and its Subsidiaries on the Valor Leased Real Property, are adequate and suitable in all material respects for the present and continued use, operation and maintenance thereof as now used, operated or maintained ordinary wear and tear excepted.

(iii) To the Knowledge of Valor, there is no pending or contemplated eminent domain, condemnation or similar proceeding or conveyance in lieu thereof affecting all or any portion of the Valor Leased Real Property.

(c) Personal Property. Except as set forth in Section 4.10(c) of the Valor Disclosure Schedule, Valor or one of its Subsidiaries owns all of its material personal property, including, without limitation, all such personal property reflected in the balance sheet included in the most recent Valor Financial Statements delivered in accordance with Section 4.5 above (except for personal property sold or otherwise disposed of in the ordinary course of business since the date of the balance sheet included in the most recent Financial Statements delivered in accordance with Section 4.5 above), free and clear of all Liens, other than Permitted Liens.

(d) The tangible and intangible assets used by Valor and its Subsidiaries in the operation of the Valor Business (other than Intellectual Property which is covered by Section 4.11 hereof):

(i) belong to or may be lawfully used by Valor or one of its Subsidiaries, free and clear of any Lien, other than Permitted Liens; and

(ii) are sufficient in all material respects for the operation of the Valor Business as it is currently conducted.

(e) The tangible assets owned or used by Valor and its Subsidiaries are, in all material respects, generally in good operating condition and repair taking into account normal wear and tear.

(f) There has been no termination of, or, to the Knowledge of Valor, threat to terminate, the right of Valor or any of its Subsidiaries to use or possess any of its material assets, whether tangible or intangible, that are necessary for operation of the Valor Business (other than Intellectual Property which is covered by Section 4.11 hereof).

4.11 Intellectual Property.

(a) Valor Owned Intellectual Property. Section 4.11(a) of the Valor Disclosure Schedule sets forth a complete and accurate list of all Valor Owned Intellectual Property that is the subject of a pending or issued application for patent, trademark, copyright, trade name, domain name, design right or other similar registration of Intellectual Property with a Governmental Authority (“Registered Valor-Owned Intellectual Property”).

(b) Section 4.11(b) of the Valor Disclosure Schedule sets forth a complete and accurate list of (i) all material written licenses of Intellectual Property, and material options for licenses of Intellectual Property to which Valor or any of its Subsidiaries is a party (other than clickwrap licenses of commercial off-the-shelf computer software), and (ii) agreements relating to any Registered Valor-Owned Intellectual Property in which Valor or any of its Subsidiaries has licensed, provided a covenant not to sue, sublicensed or authorized the use thereof by any third parties. Except as disclosed on Section 4.11(b) of the Valor Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the Transactions by Valor and its Subsidiaries will not breach, violate or conflict with such licenses of any of the Valor Owned Intellectual Property or the Valor Licensed Intellectual Property. With respect to each license listed in Section 4.11(b) of the Valor Disclosure Schedule:

(i) such license is valid and binding and in full force and effect;

(ii) as of the Agreement Date, Valor and its Subsidiaries have not (A) received any notice of termination or cancellation under such license, or (B) received any notice of material breach or default under such license; and

(iii) none of Valor, any of its Subsidiaries or, to the Knowledge of Valor as of the Agreement Date, any other party to such license is in material breach or default thereof, and, to the Knowledge of Valor, no event has occurred that, with notice, would constitute such a material breach or default.

(c) No Infringement of Third Parties.

(i) To the Knowledge of Valor, the operation of the Valor Business, and the development, use, manufacture, marketing, distribution, import or sale of Valor Products, do not interfere with, conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party.

(ii) As of the Agreement Date, no Action or claim is pending or, to the Knowledge of Valor, is or has been threatened, alleging that the operation of the Valor Business, or the development, use, manufacture, marketing, distribution, import or sale of Valor Products, interferes with, conflicts with, infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any third party, or that challenges or seeks to deny or restrict the exclusive ownership by Valor or any of its Subsidiaries of any of the Valor Owned Intellectual Property or the exclusive rights granted in an exclusive license constituting Valor Licensed Intellectual Property.

(iii) Neither Valor nor any of its Subsidiaries has received any written or, to the Knowledge of Valor, oral notice, demand, or request from any third party that Valor or any of its Subsidiaries cease and desist the use of any Intellectual Property of, or license any Intellectual Property rights other than Valor Licensed Intellectual Property from, any third party, or alleging that the Valor Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of another license granted by such third party.

(d) Ownership; Sufficiency. Valor and its Subsidiaries, solely or in combination, are the exclusive owner of the entire right, title and interest in and to the Valor Owned Intellectual Property. Such Valor Owned Intellectual Property is free and clear of any Liens. To the Knowledge of Valor, Valor and its Subsidiaries own or have a valid right to use all Intellectual Property necessary to the operation of the Valor Business or the development, use, manufacture, marketing, distribution, import or sale of the Valor Products.

(e) Filing, Prosecution and Recordation. All commercially reasonable actions necessary to maintain, perfect ownership and protect the Registered Valor-Owned Intellectual Property and any other material Intellectual Property of Valor or any of its Subsidiaries have been taken, including payment of applicable registration, maintenance and renewal fees. To the Knowledge of Valor, all required documents in connection with the Registered Valor-Owned Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States and non-U.S. jurisdictions, as the case may be, for the purposes of prosecuting such Intellectual Property. No on-sale bar or public use or invalidating disclosure activity has been engaged in or committed with respect to invalidating any Registered Valor-Owned Intellectual Property and, to the Knowledge of Valor, no material information was withheld from any governmental entity requiring disclosure of such information during prosecution of such patent applications or patents.

(f) Validity. To the Knowledge of Valor, none of the Valor Owned Intellectual Property is invalid or unenforceable, and the same have not been adjudged invalid or unenforceable in whole or in part, and as of the Agreement Date, no Action or claim is pending or, to the Knowledge of Valor, threatened alleging that any Valor Owned Intellectual Property is invalid or unenforceable in whole or in part.

(g) No Infringement by Third Parties. To the Knowledge of Valor, no person is engaging in any activity that infringes, misappropriates or otherwise violates the Valor Owned Intellectual Property, and no threat, notice, demand or other communication (oral or written) to that effect has been made by Valor or any of its Subsidiaries against any person. Except as set forth in Section 4.11(g) of the Valor Disclosure Schedule, none of Valor, any of its Subsidiaries or any of its licensors to the extent of exclusive rights held by Valor or any of its Subsidiaries, has granted any license or other right to any third party with respect to the Valor Owned Intellectual Property. To the Knowledge of Valor, all employees, consultants, agents, or contractors, present and former, involved with the development of the Valor Products or of any Valor Owned Intellectual Property has executed a valid and enforceable agreement assigning their entire right, title and interest in and to such subject matter to Valor or any of its Subsidiaries.

(h) Confidential Information. Valor and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of their trade secrets and other confidential Intellectual Property. To the Knowledge of Valor, (i) there has been no disclosure (except with a non-disclosure agreement in place governing such disclosure), misappropriation, misuse or breach of confidentiality of any material trade secrets or confidential information of Valor or any of its Subsidiaries by any employee or officer of or consultant to Valor or any of its Subsidiaries, or by any other person; (ii) no employee, independent contractor or agent of Valor or any of its Subsidiaries has misappropriated, misused or breached the confidentiality of any trade secrets or confidential information of any other person in the course of such performance as an employee, independent contractor or agent; and (iii) no employee, independent contractor or agent of Valor or any of its Subsidiaries, and of any licensor of Valor or any of its Subsidiaries, is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Valor Owned Intellectual Property or Valor Licensed Intellectual Property.

(i) Effect of Transactions. Neither the execution, delivery or performance of this Agreement or any of the Related Agreements nor the consummation of the Transactions will, with or without notice or the lapse of time, result in or give any other person the right or option to cause: (i) a loss of, or Lien on, any material Valor Owned Intellectual Property, or cause any material Valor Owned Intellectual Property to cease to be valid and enforceable rights of Valor or any of its Subsidiaries; (ii) the release, disclosure or delivery of any material Valor Owned Intellectual Property by any escrow agent or to any other person; (iii) that such person has obtained rights under any of the material Valor Owned Intellectual Property or that any other party hereto (either before or after the consummation of the Transactions) will be obligated to pay any royalties or other amounts to any third-party; or (iv) the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any material Valor Owned Intellectual Property, or impair the right of Valor or its Subsidiaries or Holdco or its Subsidiaries to use, possess, sell or license, without restriction, any material Valor Owned Intellectual Property or portion thereof. Following the Closing, subject to the R&D Law, Holdco will be permitted to exercise all of the rights of Valor and its Subsidiaries, including under the material Valor Owned Intellectual Property, to the same extent Valor would have been able had the Transactions not occurred and without the payment of any consideration. Except as set forth in Section 4.11(i) of the Valor Disclosure Schedule, to the Knowledge of Valor, there are no royalties payable by Valor or any of its Subsidiaries to any person as a result of the license, sale or disposition of the Valor Products.

(j) Governmental Authorities and Restrictions. Except as set forth in Section 4.11(j) of the Valor Disclosure Schedule, none of the Valor Products or any products or Intellectual Property under development by Valor or any of its Subsidiaries uses or incorporates any Intellectual Property that was developed by Valor or any of its Affiliates using funding provided by the OCS. Except as set forth in Section 4.11(j) of the Valor Disclosure Schedule, no Governmental Authority, or entity owned or controlled by any Governmental Authority, including the OCS, or any university, military, educational or academic institution or research center, has any ownership interest in, any claim of right to, ownership of, or any right in, the Valor Owned Intellectual Property or, based on any support provided that was used in the development of Intellectual Property incorporated in a Valor Product, obtained the right to restrict the sale, licensing, distribution or transfer of such Valor Product (for the avoidance of doubt, excluding any general right or power of a Governmental Authority to restrict the sale, licensing, distribution or transfer of medical devices).

(k) Employees. Each current or former employee, officer or independent contractor of and consultant to Valor or any of its Subsidiaries that participated in the creation or development of Valor Owned Intellectual Property has executed a proprietary information and inventions agreement substantially in the form previously provided to HW. Except as set forth in Section 4.11(k) of the Valor Disclosure Schedule, to the Knowledge of Valor, no current or former employee or officer of or consultant to Valor or any of its Subsidiaries that participated in the creation or development of Valor Owned Intellectual Property has excluded works or inventions necessary for the Valor Business made prior to his or her employment or relationship with Valor or any of its Subsidiaries, from his or her assignment of inventions pursuant to such employee’s, officer’s or consultant’s proprietary information and inventions agreement with Valor or any of its Subsidiaries.

4.12 Compliance with Other Instruments. Valor and its Subsidiaries are not in material violation or default of any term of the Valor Charter or its bylaws or equivalent charter document. The execution, delivery and performance of this Agreement and the consummation of the Transactions will not result in any such violation or be in conflict with or constitute, with or without the passage of time or giving of notice, a default under such documents, or result in the creation of any material Lien upon any of the properties or assets of Valor or any of its Subsidiaries or the suspension, revocation, impairment, forfeiture or nonrenewal of any Permit, license, authorization or approval material to the business, operations or any of the assets or properties of Valor or any of its Subsidiaries.

4.13 Litigation. As of the Agreement Date, there is no material Action pending and, to the Knowledge of Valor, no material Action has been or is threatened by or against Valor or any of its Subsidiaries. Valor and its Subsidiaries are not a party or subject to the provisions of any Order of any Governmental Authority.

4.14 Taxes.

(a) Filing of Tax Returns and Payment of Taxes. Valor and its Subsidiaries have duly and timely filed, and prior to the Closing Date will prepare and timely file, all income Tax Returns required to be filed by Valor and its Subsidiaries, each such income Tax Return is true, accurate and complete in all material respects. Valor and its Subsidiaries have duly and timely filed, and prior to the Closing Date will prepare and timely file, all other material Tax Returns required to be filed by Valor and its Subsidiaries, each such material Tax Return is true, accurate and complete in all material respects. All income and other material Taxes due and owing by Valor or any of its Subsidiaries (whether or not shown on any Tax Returns) have been timely paid. Valor has delivered to HW true, correct and complete copies of (i) all Tax Returns with respect to income Taxes filed by or with respect to it with respect to all taxable years remaining open under the applicable statute of limitations and (ii) any audit and examination reports and statements of deficiencies proposed or assessed against or agreed to by Valor or any of its Subsidiaries. No power of attorney with respect to any Taxes of Valor or any of its Subsidiaries has been filed or executed with any Taxation Authority. Since the date of the most recent Financial Statements, Valor and its Subsidiaries have not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(b) Deficiencies. No deficiency or adjustment for Taxes with respect to Valor or any of its Subsidiaries has been claimed, proposed, asserted or assessed by any Taxation Authority. There are no outstanding refund claims for any Taxes with respect to Valor or any of its Subsidiaries.

(c) Liens. There are no Liens for Taxes (other than statutory Liens for current Taxes not yet due and payable) on any of the assets of Valor or any of its Subsidiaries.

(d) Extensions of the Time for Filing Tax Returns. Valor and its Subsidiaries have not requested or been granted an extension of the time for filing any Tax Return that has not yet been filed (other than automatic extensions).

(e) Pending Proceedings. There are no pending audits, assessments or other actions for or relating to any liability in respect of Taxes of Valor or any of its Subsidiaries, nor, to the Knowledge of Valor, has any such audit, assessment or other action been proposed or threatened. Valor and its Subsidiaries have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f) No Failures to File Tax Returns. No claim has ever been made by a Taxation Authority in a jurisdiction where Valor or any of its Subsidiaries does not pay Tax or file Tax Returns that Valor or any of its Subsidiaries is or may be subject to Taxes in such jurisdiction.

(g) Membership in Affiliated Groups, Liability for Taxes of Other Persons, Etc. Valor and its Subsidiaries have never been a member of any affiliated group within the meaning of Section 1504 of the Code or of any group that has filed a combined, consolidated or unitary state or local return. Valor and its Subsidiaries have never been a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or similar contract (other than customary provisions in any agreement or contract (including commercial lending arrangements) entered into in the ordinary course of business, the primary purpose of which agreement or contract does not relate to Tax). Valor and its Subsidiaries do not have any liability for the Taxes of another person (i) under Treasury Regulations Section 1.1502-6 (or similar provision of state, local or foreign Law) or (ii) as transferee or successor.

(h) Income Adjustments. Valor and its Subsidiaries will not be required to include in any taxable period (or portion thereof) ending after the Closing Date taxable income attributable to income of Valor or any of its Subsidiaries that accrued in any taxable period (or portion thereof) ending on or prior to the Closing Date but was not recognized in such taxable period for any reason, including as a result of (i) a change in accounting method under Section 481 of the Code (or any similar provision of state, local, or foreign Law) made on or prior to the Closing Date, (ii) the installment method of accounting, (iii) the long-term contract method of accounting, (iv) a written agreement with a Governmental Authority entered into on or prior to the Closing Date, (v) any election under Section 108(i) of the Code (or similar provisions of state, local or foreign Law) made on or prior to the Closing Date, (vi) any prepaid amount received on or prior to the Closing Date, (vii) a “closing agreement” described in Section 7121 of the Code (or any similar or corresponding provision of any other Tax Law) entered into on or prior to the Closing Date, (viii) the use of a method of accounting not permitted by applicable Law for any period or portion thereof ending prior to the Closing Date, or (ix) an intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) with respect to a transaction occurring on or prior to the Closing Date.

(i) Withholding Taxes. Valor and its Subsidiaries have timely withheld or collected and timely paid all Taxes required by Law to be withheld or collected by Valor or any of its Subsidiaries.

(j) Tax Residence. Neither Valor nor any of its Subsidiaries has (i) ever been a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, (ii) is treated as a U.S. corporation for U.S. federal Tax purposes by reason of the application of Section 269B or Section 7874(b) of the Code, or (iii) was created or organized in the United States such that such entity would be taxable in the United States as a domestic entity pursuant to the dual charter provisions of U.S. Treasury Regulations Section 301.7701-5(a).

(k) Certain Tax Matters. Neither Valor nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. For the period commencing on the first day of any Straddle Period and ending at the close of business on the Closing Date, neither Valor nor any of its Subsidiaries has any item of income which could constitute subpart F income within the meaning of Section 952 of the Code.

(l) International Boycott. Valor and its Subsidiaries have not participated in nor is any of them participating in an international boycott within the meaning of Code Section 999.

(m) Tax Holidays. Each of Valor and its Subsidiaries has provided or made available to HW all documentation relating to, and is in full compliance with all terms and conditions of, any Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order of a territorial or non-U.S. government. Section 4.14(m) of the Valor Disclosure Schedule lists each Tax holiday or incentive to which Valor is entitled pursuant to applications made by Valor under the laws of the State of Israel, the period for which such Tax holiday or incentive applies, and the nature of such Tax holiday or incentive. Valor has complied in all material respects with all requirements of Israeli Law to be entitled to benefit from those Tax holidays or incentives.

Valor states that: (a) no claim or challenge has been made by any Governmental Authority with respect to Valor’s entitlement to such incentives; and (b) subject to receipt of the approvals required herein, the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday, Tax incentive or other Tax reduction agreement or order or require any recapture of any previously claimed Tax incentive.

(n) Rulings. There are no outstanding rulings of, or requests for rulings by, any Taxation Authority addressed to Valor or any of its Subsidiaries that are, or if issued would be, binding on Valor or any of its Subsidiaries. Valor has not received any “taxation decision” (hachlatat misui) from the Israeli Tax Authority in the preceding five (5) Tax years.

(o) Section 355. None of Valor, any of its Subsidiaries and any of its Affiliates or predecessors by merger or consolidation has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction described in Section 355 of the Code (A) within the two-year period ending as of the date hereof or (B) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(p) Entity Classification. No entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to Valor or any of its Subsidiaries.

(q) Reportable Transactions, Etc. Neither Valor nor any of its Subsidiaries has performed or was part of any action or transaction that is or is substantially similar to a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law, including without limitation under Section 131C(2)(g) of the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the rules and regulations promulgated thereunder. Valor and its Subsidiaries never participated, nor do they plan to participate, in any Tax amnesty program.

(r) Section 351/368. As of the Agreement Date, neither Valor nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the US Merger and the ISR Merger, taken together, from qualifying as an exchange satisfying the requirements of Section 351 of the Code and the US Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(s) Certain Israeli Tax Matters.

(i) None of Valor’s Subsidiaries that is organized outside of the State of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

(ii) Neither Valor nor any of the Valor’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(iii) Valor has duly collected all amounts on account of any Israeli Value Added Tax (“VAT”) required by the Israeli Laws to be collected by it, and has duly and timely remitted to the appropriate Governmental Authority any such amounts required by Israeli Law. Valor has not deducted any input VAT, received refund VAT or claimed zero rate VAT that Valor was not so entitled to deduct, receive or claim, as applicable, under Israeli Law.

(iv) Any related party transactions subject to Section 85A of the Ordinance conducted by Valor have been on an arms-length basis in accordance with Section 85A of the Ordinance and the regulations promulgated thereunder.

4.15 Employees.

(a) A separate instrument provided by Valor to HW on or prior to the execution of this Agreement identifies all employees of each of Valor and its Subsidiaries (including any employee who is on a leave of absence of any nature), and correctly reflects, in all material respects, the following: current salary and any other compensation payable to such employee, including compensation payable pursuant to bonus, deferred compensation or commission arrangements, overtime payment, full-time or part-time status, short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 arrangement under the Severance Pay Law, and, to the extent such employee is subject to such a Section 14 arrangement), an indication of whether such arrangement (or other applicable pension arrangement) has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, share options, if any, or rights, such employee’s employer, date of employment and position; provided that, to the extent applicable privacy or data protection Laws would prohibit the disclosure of certain Personal Data without the individual’s consent, Section 4.15(a) of the Valor Disclosure Schedule shall specify such legal prohibition and shall provide such information in de-identified form in compliance with applicable Laws. Other than as listed on Section 4.15(a) of the Valor Disclosure Schedule, the Law and the respective employment contracts, such employees are not entitled to additional material benefits. Other than in the ordinary course of business, no commitment, promise or undertaking has been made by Valor or any of Valor’s Subsidiaries with respect to any change in the compensation payable to any such employee in the last sixty (60) days.

(b) To the Knowledge of Valor, no current employee of Valor or its Subsidiaries, nor any current consultant with whom Valor or its Subsidiaries has contracted, is in violation of any material term of any employment contract, consulting contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, Valor or such Subsidiary because of the nature of the Valor Business; and, to the Knowledge of Valor, the continued employment by Valor and its Subsidiaries of its present employees, and the performance of the contracts of Valor and its Subsidiaries with its independent contractors, will not result in any such violation. As of the Agreement Date, neither Valor nor any of its Subsidiaries has received any written notice alleging that any such violation has occurred. No employee of Valor or its Subsidiaries has been granted the right to continued employment or engagement by Valor or its Subsidiaries or to any material compensation following termination of employment with Valor (other than severance pay mandated by applicable Law, or unpaid wages, salary, incentive compensation or benefits accrued prior to the date of such termination or as required by applicable Law). As of the Agreement Date, no officer or Key Employee or key consultant has provided written notice to Valor or its Subsidiaries of their intent to terminate their employment or engagement with Valor or its Subsidiaries, nor does Valor or its Subsidiaries have a present intention to terminate the employment or engagement of any officer, Key Employee or key consultant. Except as set forth on Section 4.15(b) of the Valor Disclosure Schedule, in any jurisdiction in which Valor or any of its Subsidiaries employs any person, (i) Valor and its Subsidiaries are in material compliance with all applicable Laws and regulations respecting labor, employment, fair employment practices, workplace safety and health, terms and conditions of employment, wages, hours and days of work, including without limitation with respect to the classification of employees for overtime pay eligibility and the payment of overtime pay to nonexempt employees; (ii) neither Valor nor any of its Subsidiaries is delinquent in any material payments to any employee for any wages, salaries, commissions, bonuses, fees, pension allocation or other direct compensation due with respect to any services performed for it or amounts required to be reimbursed to such employees; (iii) at all times since January 1, 2013, there have been no written formal grievances, complaints or charges with respect to employment or labor matters (including allegations of employment discrimination, retaliation or unfair labor practices) pending or, to the Knowledge of Valor, threatened against Valor and its Subsidiaries in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally; (iv) at all times since January 1, 2013, none of the employment policies or practices of Valor and its Subsidiaries has been audited or investigated or, to the Knowledge of Valor, is subject to imminent audit or investigation by any Governmental Authority; and (v) at all times since January 1, 2013, all persons performing services for Valor and its Subsidiaries as independent contractors have been properly classified as independent contractors rather than employees for purposes of all applicable Laws. To the Knowledge of Valor, there is no charge, proceeding or claim with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to Valor. To the Knowledge of Valor, there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion, or other legally protected category, which has been asserted or is now pending or threatened before any Governmental Authority in any jurisdiction in which Valor or any of Valor’s Subsidiary has employed or employ any person (including, with respect to the employees who reside or work in Israel, the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Sick Pay Leave, 1967, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011, the Severance Pay Law, 1963 and the Employment by Human Resource Contractors Law, 1996).

(c) There are no controversies pending or, to the Knowledge of Valor, threatened between any of Valor or its Subsidiaries, on the one hand, and any of their respective current or former employees or other service providers, on the other hand, which controversies, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Valor. To the Knowledge of Valor, except as listed on Section 4.15(c) of Valor Disclosure Schedule (1) no employees of any of Valor or its Subsidiaries are represented by any labor union, labor organization, works council, worker center or other representative body in connection with their employment by or service to Valor or Valor’s Subsidiaries, (2) neither Valor nor any of its Subsidiaries has any collective bargaining agreements, works council agreement, work force agreement or labor union contract applicable with any of its employees and no such agreements are being negotiated by Valor or its Subsidiaries; nor, to the Knowledge of Valor, are there any activities or proceedings of any labor union, works council or worker center to organize any such employees, and there is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any employee of Valor or its Subsidiaries or, to the Knowledge of Valor, threatened, (3) to the Knowledge of Valor, there are no grievances outstanding against any of Valor or its Subsidiaries under any such contract, and (4) there is no and there was no strike, slowdown, work stoppage or lockout, or, to the Knowledge of Valor, threat thereof, by or with respect to any employees of any of Valor or Valor’s Subsidiaries. No consent of any labor union is required to consummate the ISR Merger or the transactions contemplated hereby. There is no obligation to inform, consult or obtain consent whether in advance or otherwise of any works council, employee representatives or other representative bodies in order to consummate the ISR Merger or the transactions contemplated hereby. Except as disclosed in Section 4.15(c) of Valor Disclosure Schedule, none of Valor or its Subsidiaries is a member of any employer’s organization and none of them has been required to pay any professional fee to such organization. No collective industrial agreements, industrial awards, or expansion orders (including of the Israeli Ministry of Labor) are applicable to Valor or any of its Subsidiaries other than such orders that are generally applicable to all employers in such country and except as disclosed in Section 4.15(c) of Valor Disclosure Schedule.

(d) Notwithstanding and without limiting the foregoing clauses of this Section 4.15:

(i) Valor’s or any of its Subsidiaries’ obligations to provide statutory severance pay (including to its Israeli employees pursuant to the Severance Pay Law, 5723-1963) are fully funded by Valor or any of its Subsidiaries (through insurance or otherwise), or a book reserve account has been established (in each case sufficient to procure or provide for the accrued benefit obligations in accordance with U.S. GAAP or applicable Law).

(ii) Neither Valor nor any of its Subsidiaries is required to make additional payments to employees to whom Section 14 arrangement under the Severance Pay Law applies. Such employees have consented to the application of Section 14 arrangement under the Severance Pay Law.

(iii) Neither Valor nor any of its Subsidiaries is required to make payments for overtime hours above the global overtime compensation paid by it.

(iv) All amounts that Valor is legally or contractually required either (x) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees’ salaries and benefits and to pay to any Governmental Authority as required by applicable Law (including the Ordinance and National Insurance Law, [Combined Version], 5754-1995, the National Health Insurance Law, 5754-1994 or otherwise) have, in each case, been duly deducted, transferred, withheld and paid in all material respects.

(v) Neither Valor nor any of its Subsidiaries has engaged any employees or independent contractors whose employment would require special licenses, permits or other authorization of a Governmental Authority.

(vi) There are no material unwritten policies, practices or customs of Valor or any of its Subsidiaries which, by extension, could reasonably be expected to entitle employees to material benefits in addition to what they are entitled by Law or contract (including unwritten customs or practices concerning bonuses, the payment of severance pay when it is not legally required, prior advance notice periods and accrued vacation days), other than those included in the Valor Employee Benefit Plans or in Section 4.15(d) of the Valor Disclosure Schedule.

(e) In its contracts with its independent contractors, consultants, sub-contractors or freelancers, each of Valor and any of its Subsidiaries has included provisions reasonably designed to protect its rights against possible claims for reclassification of any of the aforementioned as employees of Valor or of its Subsidiaries or for entitlement to rights of an employee vis-à-vis Valor, including but not limited to, rights to base pay or overtime wages, severance pay, vacation, recuperation pay (dmei havra’a) and other employee-related statutory benefits.

(f) Except as listed in Section 4.15(f) of the Valor Disclosure Schedule, neither Valor nor any of its Subsidiaries engages any personnel through manpower agencies, or services companies without authorized license from the Israeli Labor Ministry or any other authorized license required under applicable Laws. Except as listed in Section 4.15(f) of the Valor Disclosure Schedule, as of the Agreement Date, Valor is in full compliance in all material respects with the Enforcement of Labor Laws Law, 2011.

4.16 Obligations of Management. As of the Agreement Date, to the Knowledge of Valor, (x) each officer of Valor and its Subsidiaries is currently devoting one hundred percent (100%) of his or her business time to the conduct of the Valor Business and (y) each officer and Key Employee of Valor and its Subsidiaries is not planning to work less than full time at Valor or any of its Subsidiaries.

4.17 Compliance with Laws; Permits.

(a) Valor and its Subsidiaries are not, and since January 1, 2013 have not been, in violation in any material respect of any applicable Law or Order, including any such Law or Order relating to the conduct of the Valor Business or the ownership of their properties.

(b) Valor and its Subsidiaries are in possession of all material Permits necessary for them to own, lease and operate its properties or to carry on their business in all material respects as currently conducted. A list of all such Permits is set forth in Section 4.17(b) of the Valor

Disclosure Schedule. Each such Permit is valid and in full force and effect in all material respects. Neither Valor nor its Subsidiaries is in material breach or violation of any such Permit. No suspension, cancellation, revocation, withdrawal, termination or material adverse modification of any such Permit is pending or, to the Knowledge of Valor, threatened. As of the Agreement Date, neither Valor nor any of its Subsidiaries has received any written notice from any Governmental Authority alleging: (i) any actual or possible violation of or failure to comply with any term or requirement of any such Permit, or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material adverse modification of any such Permit.

4.18 Insurance.

(a) Section 4.18 of the Valor Disclosure Schedule sets forth a true and complete list of all insurance policies under which Valor or any of its Subsidiaries has been an insured, the named insured or otherwise the principal beneficiary of coverage at any time within the past two (2) years showing each of the following: (a) the names of the insurer, the principal insured and each named insured; (b) the policy number; (c) the period and amount of coverage; and (d) a current, complete and accurate list of all insurance claims notified during the two (2) years preceding the Agreement Date. With respect to current insurance policies: (i) each policy is in full force and effect except for policies that have expired under their terms in the ordinary course; and (ii) Valor and its Subsidiaries are not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and to the Knowledge of Valor, no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under such policies.

(b) Valor and its Subsidiaries have paid all premiums when due and have otherwise performed all of their respective material obligations under all insurance policies. To the Knowledge of Valor, no insurer has threatened to terminate any of the insurance policies, to reduce the scope of the insurance or to materially increase the premiums owed.

4.19 Employee Benefit Plans.

(a) Identification of Plans. Section 4.19(a) of the Valor Disclosure Schedule sets forth a true and complete list of each material Valor Employee Benefit Plan. For these purposes, the term “Valor Employee Benefit Plan” means each pension, profit-sharing, retirement, deferred compensation, bonus, commission, employment, equity-based compensation, severance, retention, change in control, termination, group or individual health, dental, medical, life insurance, survivor benefit, key men insurance, education fund, motor vehicle or similar plan, policy, arrangement or agreement, funded or unfunded, whether formal or informal, written or oral, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA and any employee benefit plans or programs that has been adopted or maintained by Valor or any of its Subsidiaries, for the benefit of any current or former director, officer or employee of or consultant to Valor or any of its Subsidiaries, or pursuant to which Valor or any of its Subsidiaries has any material liability, contingent or otherwise (except for (i) contracts that provide for employment that is terminable “at will” and that are terminable without severance or change of control pay or benefits beyond that required by applicable Law, in which case only forms of such contracts shall be scheduled, (ii) individual Valor Option agreements, in which case only forms of such individual agreements shall be scheduled, (iii) consulting contracts that are terminable without material cost or material liability, in which case only forms of such contracts shall be scheduled, unless any such contract provides severance or change of control pay or benefits that are, in each case, greater than required by applicable Law), and (iv) employee benefit plans or programs mandated by a Governmental Authority). Section 4.19(a) of the Valor Disclosure Schedule lists each Valor Option outstanding as of the date hereof, the name of the holder thereof, the grant date, expiration date, the number of Valor Ordinary Shares issuable thereunder, the exercise price and whether each such Valor Option was granted as is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 and the applicable sub section of Section 102 and for Valor Option issued pursuant to Section 102 of the Ordinance (“Section 102 Options”) the date of deposit of such Section 102 Options with the trustee, appointed to serve pursuant to Section 102 of the Ordinance. True, correct and complete copies of the Valor Option Plan, all forms of agreements and instruments relating to or issued under each Valor Option Plan have been provided or made available to HW prior to the date hereof, and such Valor Option Plans and contracts have not been amended, modified or supplemented since being provided to HW. All tax rulings, opinions, and filings with the Israeli Tax Authority relating to the Valor Option Plan and any award thereunder have been provided to HW. The terms of the Valor Option Plans permit the cashing out and cancellation at the Closing of Valor Options as provided in this Agreement, without the consent or approval of the holders of such Valor Options, Valor Shareholders or otherwise (other than the resolution of the Valor Board).

(b) Delivery of Documents. Valor has heretofore delivered or made available to HW true, correct and complete copies of each Valor Employee Benefit Plan and, as applicable, with respect to each such Valor Employee Benefit Plan, true, correct and complete copies of (i) any associated trust, and any material custodial, insurance or service agreements and (ii) any annual report, actuarial report, or disclosure materials (including specifically any summary plan descriptions) submitted to any Governmental Authority or distributed to participants or beneficiaries thereunder, in each case, in the current or any of the three (3) preceding calendar years.

(c) Compliance with Terms and Law. Each Valor Employee Benefit Plan is and has heretofore been maintained and operated in material compliance with the terms of such Valor Employee Benefit Plan and in material compliance with the requirements prescribed (whether as a matter of substantive law or as necessary to secure favorable Tax treatment) by any and all applicable Law.

(d) Absence of Certain Events and Arrangements. Except as set forth in Section 4.19(d) of the Valor Disclosure Schedule:

(i) Each Valor Employee Benefit Plan is and has heretofore been maintained and operated in material compliance with the terms of such Valor Employee Benefit Plan and in material compliance with the requirements prescribed (whether as a matter of substantive law or as necessary to secure favorable Tax treatment) by any and all applicable Law;

(ii) Other than as permitted under Section 7.1(p) for the period from the Agreement Date until the ISR Effective Time, neither Valor nor any of its Subsidiaries has announced its intention to modify or terminate any Valor Employee Benefit Plan or adopt any arrangement or program which, once established, would come within the definition of a Valor Employee Benefit Plan other than amendments required by applicable Law, or those that would not increase costs under any such Valor Employee Benefit Plan by more than $25,000 individually or in the aggregate; and

(iii) Neither Valor nor any of its Subsidiaries has undertaken to maintain any Valor Employee Benefit Plan for any period of time and each such Valor Employee Benefit Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may be imposed by applicable Law, and subject to incurring liability for payment of accrued benefits and any standard administrative, termination or other fees provided for on the face of such Valor Employee Benefit Plans.

(e) Effect of Transactions. The execution of this Agreement and the consummation of the Transactions, including the consummation of the ISR Merger and the US Merger, will not, by themselves or in combination with any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from or under any Valor Employee Benefit Plan (including any employment agreement) to any current or former director, officer or employee of or consultant to Valor or any of its Subsidiaries or result in the vesting, acceleration of payment or increase in the amount of any benefit payable to or in respect of any such current or former director, officer or employee of or consultant to Valor or any of its Subsidiaries.

4.20 FDA and Regulatory Matters.

(a) Valor and its Subsidiaries are, and have been, in material compliance with all Healthcare Laws applicable to Valor, its Subsidiaries or the Valor Business. The design, manufacture, testing, and distribution of the Valor Products by or on behalf of Valor and its Subsidiaries are being, and have been, conducted in material compliance with all applicable Healthcare Laws, including, without limitation, the FDA’s current good manufacturing practice regulations at 21 C.F.R. Part 820 for medical device products and, to the extent applicable to Valor or any of its Subsidiaries, counterpart Laws in the European Union and all other countries where compliance is required. Valor and each of its Subsidiaries is, and to the Knowledge of Valor any contract manufacturers of the Valor Products are, in material compliance with the FDA’s registration and listing requirements to the extent required by applicable Healthcare Laws, and the Valor Products, if so required, are in conformance in all material respects with all applicable CE Marking certifications. Since January 1, 2013 through the Agreement Date, neither Valor nor any of its Subsidiaries has received any written communication or notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Action from any Governmental Authority, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, and the U.S. Department of Health and Human Services Office of Inspector General, or any comparable state, federal or foreign Governmental Authority alleging potential or actual non-compliance by, or liability of, Valor or any of its Subsidiaries under any Healthcare Law.

(b) Valor and its Subsidiaries hold such Permits of Governmental Authorities from the United States or foreign Governmental Authorities required for the conduct of its business as currently conducted, including, where applicable and without limitation, those Permits to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, shipment, distribution and promotion of the Valor Products in jurisdictions where it currently conducts such activities with respect to each Valor Product (collectively, the “Valor Licenses”). Valor and its Subsidiaries have fulfilled and performed all of their material obligations with respect to each Valor License and are in material compliance with each Valor License. Neither Valor nor any of its Subsidiaries has received any written communication or notification from the FDA or any other Governmental Authority with jurisdiction over the testing, marketing, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of medical devices which has caused Valor to conclude it would result in the denial of any application for marketing approval or clearance currently pending before the FDA or any other Governmental Authority.

(c) All applications, notifications, submissions, information, claims, reports, and filings utilized as the basis for or submitted in connection with any and all requests for a Valor License from the FDA or other Governmental Authority relating to the Valor Products, when submitted to the FDA or any other Governmental Authority were true, accurate and complete in all material respects as of the date of submission. Any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, claims, reports, filings, and other data have been or will be submitted to the FDA or other Governmental Authority and as so updated, changed, corrected or modified remain true, accurate and complete.

(d) No manufacturing site (whether owned or operated by Valor or its Subsidiaries or to the Knowledge of Valor of a contract manufacturer of the Valor Products) has been subject to a Governmental Authority (including FDA) shutdown or import or export prohibition. There have been no adverse regulatory actions taken (or, to the Knowledge of Valor, threatened) by the FDA or any other Governmental Authority with respect to any of the Valor Products or, to the Knowledge of Valor, any facilities where such Valor Products are tested, produced, processed, packaged or stored.

(e) All material preclinical and clinical trials that have been or are being conducted by or on behalf of, Valor or any of its Subsidiaries, or in which Valor or any of its Subsidiaries were and, if still pending, are being or have been conducted in compliance in all material respects with standard medical and scientific research procedures and the experimental protocols, procedures and controls pursuant to applicable Healthcare Laws. As of the Agreement Date, neither Valor nor any of its Subsidiaries has received any written notices, correspondence or other communication from the FDA or any other Governmental Authority requiring the termination, suspension or material modification of any such clinical trials. Section 4.20(e) of the Valor Disclosure Schedule lists, as of the Agreement Date, all clinical trial investigatory sites for the Valor Products, identifying as to each such site whether Valor or any of its Subsidiaries has conducted a regulatory and quality assessment and audit of such site.

(f) Valor has delivered to HW true, correct and complete copies of all material written communications made with any Governmental Authority (specifically including but not limited to the FDA) in any jurisdiction where the Valor Products are sold.

(g) Neither Valor nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of Valor, threatened investigation regarding Valor, any of its Subsidiaries or the

Valor Products, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto (“FDA Fraud Policy”), or otherwise. Neither Valor, nor, to the Knowledge of Valor, any officer, employee, agent or distributor of Valor or any of its Subsidiaries has made an untrue statement of material fact to the FDA or any other equivalent Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other equivalent Governmental Authority, or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other equivalent Governmental Authority to invoke the FDA Fraud Policy or any similar policy. No claims, actions, proceedings or investigations that would reasonably be expected to result in a material debarment or exclusion are pending or, to the Knowledge of Valor, have been threatened, against Valor or any of its Subsidiaries. None of the Key Employees or key employees of any of Valor’s Subsidiaries are included on the List of Excluded Individuals/Entities maintained by the Office of Inspector General of the United States Department of Health and Human Services.

4.21 Brokers. Except as set forth in Section 4.21 of the Valor Disclosure Schedule, no finder, broker, agent or similar intermediary has acted for or on behalf of Valor, its Subsidiaries or its shareholders in connection with the negotiation of this Agreement or the consummation of the Transactions.

4.22 Environmental, Zoning and Safety Laws. (a) The activities carried out by Valor and its Subsidiaries at the facilities, offices or properties leased by Valor and its Subsidiaries are not in material violation of any Environmental Laws; (b) the operations of Valor and its Subsidiaries are not in violation, of, and as of the Agreement Date, neither Valor nor any of its Subsidiaries has received any written notice during the past five (5) years alleging any liability or threatened liability of Valor or any of its Subsidiaries under any Environmental Laws; (c) neither Valor nor any of its Subsidiaries has dumped or disposed on any of its Real Properties (including, without limitation, soils and surface and ground waters) any Hazardous Substance in material violation of any Environmental Law in a manner requiring remediation or cleanup; (d) as of the Agreement Date, neither Valor nor any of its Subsidiaries has during the past five (5) years received any written notice from a Governmental Authority alleging liability of Valor or any of its Subsidiaries for any off-site contamination by Hazardous Substances or liability under any Environmental Law; (e) Valor and its Subsidiaries have all Environmental Permits necessary for the conduct of the Valor Business as now being conducted by them, except where the failure to have such permits would be reasonably likely to result in a Material Adverse Effect on Valor; (f) Valor and its Subsidiaries are in material compliance with their Environmental Permits; and (g) to the Knowledge of Valor, neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances at Valor’s or its Subsidiaries’ facilities, offices or properties, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

4.23 Consents. Except for the Required Valor Shareholder Vote, Section 4.23 of the Valor Disclosure Schedule sets forth each material permit, approval, authorization or consent of any person (excluding Governmental Authorities) required with respect to Valor or any of its Subsidiaries in connection with the execution, delivery and performance by Valor or its Subsidiaries of this Agreement, or the consummation of the Transactions, including the consummation of the ISR Merger and the US Merger.

4.24 Organizational Documents . Valor has delivered to HW accurate and complete copies of: (a) the charter and organizational documents, including all amendments thereto (the “Organizational Documents”), of Valor and its Subsidiaries; (b) the stock and stock option records of Valor and its Subsidiaries; and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of Valor and its Subsidiaries, the boards of directors of Valor and its Subsidiaries and all committees of such boards. The Organizational Documents of Valor and its Subsidiaries are in full force and effect and there is no current violation of any provision of such Organizational Documents. The books of account, stock or other equity records, minute books and other records of Valor and its Subsidiaries are maintained in all material respects in accordance with applicable Law. All of the foregoing books and records are in the possession of Valor and its Subsidiaries. Valor and its Subsidiaries do not have any prior names, and since the date of their formation have not conducted business under any name other than their current names.

4.25 Privacy and Data Security. Valor and its Subsidiaries (a) are in material compliance with, and since January 1, 2013 have materially complied with, all Privacy Laws and other Laws regarding the protection, storage, use, and disclosure of data, including all Personal Data, and (b) have taken reasonable steps to protect and maintain the confidential nature of the personal information provided to Valor or any of its Subsidiaries in accordance with Valor’s and its Subsidiaries applicable privacy policies

4.26 Government Grants and Incentives. Section 4.26 of the Valor Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives, benefits, qualifications and subsidies (collectively, “Government Grants”) granted to Valor or any of its Subsidiaries from any Governmental Authority, including from the OCS. Except as set forth on Section 4.26 of the Valor Disclosure Schedule, Valor and its Subsidiaries do not have any obligation whatsoever with respect to royalties or other payments relating to, arising out of or in connection with such Government Grants. Valor and its Subsidiaries are in material compliance with all of the terms, conditions and requirements of such Government Grants. Except as set forth on Section 4.26 of the Valor Disclosure Schedule, neither Valor nor any of its Subsidiaries, or to the Knowledge of Valor, its agents, contractors, or licensors has developed any Intellectual Property, to which Valor or its Subsidiaries has any rights, through the application of any financing made available by any Government Grants, and no Valor Owned Intellectual Property is subject to any assignment, grant-back, license or other right of any Governmental Authority as a result of any Government Grants.

4.27 Health Care Professionals. Except as set forth in Section 4.27 of the Valor Disclosure Schedule, to the Knowledge of Valor, none of the Participating Rights Holders is a Health Care Professional.

4.28 Certain Business Practices. Neither Valor nor any of its Subsidiaries, nor, to the Knowledge of Valor, any of their directors, officers or employees (in their capacity as directors, officers, or employees) has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Valor Business; (b) directly or indirectly, paid or delivered any unlawful fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority which is in any manner illegal under any Laws of the United States or any other country having jurisdiction; or (c) made any unlawful payment to any customer or supplier of Valor or any of its Subsidiaries, or given any other unlawful consideration to any such customer or supplier in respect of Valor’s business that violates applicable Law in any material respect. Without limiting the foregoing, Valor and its Subsidiaries, and to the Knowledge of Valor, any of their officers, directors, agents, or employees have not directly or indirectly, taken any action which would cause them to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, including by offering or conveying, directly or indirectly (such as through an agent), anything unlawful of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party.

4.29 Required Valor Shareholder Vote. The sole required approval of the shareholders of Valor or any of its Subsidiaries of this Agreement and the Transactions, including the ISR Merger, is the approval of (i) the holders of at least a majority of the outstanding Valor Preferred Shares (other than Series S Preferred Shares), voting together as a single class on an as converted basis, provided that such holders must include each of NGN Biomed Opportunity II, L.P., OXO Capital Valve Ventures LLC and collectively, IFA PE Fund II, LP and IFA PE Fund II US, LP and (ii) the holders of at least a majority of the outstanding Valor Ordinary Shares and Valor Preferred Shares (other than HW Owned Equity), voting together as a single class on an as-converted to Valor Ordinary Shares basis, in each case solely with respect to the ISR Merger (the “Required Valor Shareholder Vote”).

4.30 Products Liability. As of the Agreement Date, (a) no claim has been made or, to the Knowledge of Valor, threatened in connection with the product liability of the Valor Products and (b) no Governmental Authority has (i) commenced or, to the Knowledge of Valor, threatened to initiate any Action or requested the recall of any Valor Product, or (ii) commenced or, to the Knowledge of Valor, threatened to initiate any Action to enjoin the production of any Valor Product, and to the Knowledge of Valor, as of the Agreement Date, there is no basis for any such claim or such Action, nor any reason to believe that any Governmental Authority is considering such Action.

4.31 Disclosure. The information supplied by Valor and each of its Subsidiaries for inclusion in the Joint Proxy Statement/Prospectus (including the Valor Financial Statements) and the Disclosure Materials will not, as of the date of the Joint Proxy Statement/Prospectus, as of the date of the Disclosure Materials or as of the date such information is prepared and presented, as applicable, (a) contain any statement that is inaccurate or misleading with respect to any material facts, or (b) omit to state any material fact necessary in order make such information, in light of the circumstances under which such information will be provided, not false or misleading.

4.32 No Other Representations and Warranties.

(a) Notwithstanding anything to the contrary in this Agreement, the representations and warranties of Valor contained in this Agreement, as modified by the Valor Disclosure Schedules, or any certificate delivered in connection herewith constitute the sole and exclusive representations and warranties of Valor, its Subsidiaries and any of its Affiliates and their respective officers, directors and representatives, in connection with the Transactions, and all other representations, warranties, statements or information made, communicated or furnished (orally or in writing) of any kind or nature (including any estimates, projections, forecasts, plans and information made available in “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted or any other form in connection with HW’s consideration and review of the Transactions) are disclaimed. Without limiting the generality of the foregoing, other than as expressly set forth in this Article 4, no Person has made any representation or warranty to HW or any of its Affiliates with respect to Valor or any of its Subsidiaries, the Valor Capital Stock, the Valor Products, the Valor Business or any other matter, including with respect to (a) merchantability, suitability or fitness for any particular purpose, (b) the operation of this ISR Surviving Company and its Subsidiaries by Holdco after the Closing, (c) the probable success or profitability of the ISR Surviving Company and its Subsidiaries after the Closing or (d) any information, documents or material made available to HW, its Affiliates or their respective Representatives in any “data rooms,” information memoranda, management presentations, functional “break-out” discussions or in any other form or forum in connection with the transactions contemplated by this Agreement, including any estimation, valuation, appraisal, projection or forecast with respect to the Valor, any of its Subsidiaries, the ISR Surviving Company or the Valor Products. Valor makes no express or implied representation or warranty hereby or otherwise under this Agreement as to the future experience, success or profitability of the ISR Surviving Company or any of its Subsidiaries or the Valor Products.

(b) Valor acknowledges, agrees and confirms (i) it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Transactions; (ii) it has been furnished with or given adequate access to such information about HW as it has requested; and (iii) the representations and warranties of HW contained in this Agreement, as modified by the HW Disclosure Schedules, or any certificate delivered in connection herewith constitute the sole and exclusive representations and warranties of HW, its Subsidiaries and Affiliates and their respective officers, directors and representatives, in connection with the Transactions and neither HW, its Subsidiaries, Affiliates nor any their respective officers, directors and representatives make any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to HW, its Subsidiaries or the Transactions.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES REGARDING HOLDCO, ISR MERGER

SUB AND US MERGER SUB

HW hereby represents and warrants to Valor, the Participating Rights Holders and the Founders as follows as of each of (a) the Agreement Date and (b) the Closing Date:

5.1 Corporate Organization. Holdco is a corporation duly incorporated and validly existing under the laws of the State of Delaware. ISR Merger Sub is a private Israeli company duly organized and validly existing under the laws of Israel. US Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Neither Holdco, ISR Merger Sub nor US Merger Sub has conducted any business other than activities incidental to its organization and the consummation of the Transactions. Holdco was formed for purposes of the Transactions and Holdco formed ISR Merger Sub and US Merger Sub as direct subsidiaries for purposes of the Transactions.

5.2 Capitalization. The issued share capital of Holdco consists of one (1) Holdco Common Share. The issued and outstanding ordinary share has been duly authorized and is validly issued and fully paid up and all of the Holdco Common Shares to be issued in connection with the Transactions will be, at the time of issuance, duly authorized, validly issued, and fully paid up. Except as contemplated by this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Holdco or any of its Subsidiaries is a party or by which Holdco or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Interests of Holdco or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Interests, or obligating Holdco or any of its Subsidiaries to issue or sell any shares of its capital stock or other Interests, or securities convertible into or exchangeable for such capital stock of, or other Interests in, Holdco or any of its Subsidiaries. The authorized capital stock of US Merger Sub is 1,000 shares of US Merger Sub Common Stock of which 1,000 shares are outstanding. All of the outstanding US Merger Sub Common Stock has been duly authorized and is validly issued, fully paid and non-assessable. The authorized capital of ISR Merger Sub consists of 6,000,000 ordinary shares of ISR Merger Sub, of which 5,587,000 are outstanding as of the date hereof. All of the outstanding ordinary shares of ISR Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable.

5.3 Authority; Execution and Delivery; Enforceability. Each of Holdco, ISR Merger Sub and US Merger Sub has all necessary power and authority to execute and deliver this Agreement and any applicable Related Agreement, to perform and comply with each of its obligations under this Agreement and any applicable Related Agreement, and subject to adoption of this Agreement by Holdco as sole shareholder of US Merger Sub and ISR Merger Sub (which adoption will occur immediately following execution of this Agreement), to consummate the Transactions applicable to it. The execution and delivery by each of Holdco, ISR Merger Sub and US Merger Sub of this Agreement and any applicable Related Agreement, the performance and compliance by each of Holdco, ISR Merger Sub and US Merger Sub with each of its obligations herein and therein and the consummation by it of the Transactions to which it is a party have been duly authorized by all necessary corporate action on the part of Holdco, ISR Merger Sub or US Merger Sub, and no other corporate proceedings on the part of Holdco, ISR Merger Sub or US Merger Sub are necessary to authorize this Agreement or any applicable Related Agreement or the consummation by Holdco, ISR Merger Sub or US Merger Sub of the Transactions to which it is a party, subject, in the case of consummating the US Merger and the ISR Merger, to adoption of this Agreement by Holdco as the sole shareholder of ISR Merger Sub and US Merger Sub (which adoption will occur immediately following execution of this Agreement). Each of Holdco, ISR Merger Sub and US Merger Sub has duly and validly executed and delivered this Agreement and will duly and validly execute each applicable Related

Agreement and, assuming the due authorization, execution and delivery by the other parties of this Agreement and the Related Agreements, this Agreement does and the Related Agreements will, constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by the Enforceability Exceptions.

5.4 No Conflicts.

(a) The execution and delivery of this Agreement by Holdco, ISR Merger Sub and US Merger Sub does not, and the performance of this Agreement by Holdco, ISR Merger Sub and US Merger Sub will not, (i) conflict with or violate any provision of Holdco’s, ISR Merger Sub’s or US Merger Sub’s organizational documents, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.4(b) have been obtained and all filings and notifications described in Section 6.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Holdco, ISR Merger Sub or US Merger Sub or by which any property or asset of Holdco, ISR Merger Sub or US Merger Sub is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Holdco, ISR Merger Sub or US Merger Sub pursuant to, any contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent or delay consummation of the Transactions.

(b) The execution and delivery of this Agreement by Holdco, ISR Merger Sub and US Merger Sub does not and will not, and the consummation by Holdco, ISR Merger Sub and US Merger Sub of the Transactions to which it is a party and compliance by Holdco, ISR Merger Sub and US Merger Sub with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law and the rules and regulations of the NASDAQ, (ii) the filings described in Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8 and 8.9 (iii) the filing of the ISR Merger Certificate or the US Certificate of Merger as required by applicable Law and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications to a Person other than a Governmental Authority, would not, individually or in the aggregate, reasonably be expected to prevent or delay consummation of the Transactions.

5.5 Legal Proceedings. As of the date hereof, there are no Actions pending, or to the knowledge of Holdco, ISR Merger Sub or US Merger Sub, threatened against Holdco, ISR Merger Sub or US Merger Sub or any of their respective Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Holdco, ISR Merger Sub or US Merger Sub that would, in each case, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Termination Date consummation of the Transactions.

5.6 Broker’s Fees. Neither Holdco, ISR Merger Sub nor US Merger Sub nor any of their respective officers or directors on behalf of Holdco, ISR Merger Sub or US Merger Sub has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES REGARDING HW

HW hereby represents and warrants to Valor, the Participating Rights Holders and the Founders as follows as of each of the Agreement Date and the Closing Date (or such other date specified herein); provided, that such representations and warranties shall be qualified by such exceptions as are disclosed in the HW SEC Documents (other than in any “risk factor” disclosure or any other forward looking statements set forth therein) and any filing made by HW with the SEC thereafter, and by the attached Disclosure Schedule of HW (the “HW Disclosure Schedule”). Notwithstanding any other provision of this Agreement or the HW Disclosure Schedule, each disclosure set forth in the HW Disclosure Schedule will be deemed to qualify each representation and warranty of HW set forth in this Agreement (i) that is specifically identified (by cross-reference, section heading or otherwise) in the HW Disclosure Schedule as being qualified by such disclosure or (ii) (notwithstanding the absence of an appropriate cross-reference or section heading) with respect to which the relevance of such disclosure is reasonably apparent on the face of such disclosure:

6.1 Organization, Good Standing and Qualification. HW is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. HW has all requisite corporate or company, as applicable, power and authority to own and operate its properties and assets, to execute and deliver this Agreement and the Related Agreements to the extent it is a party, and to perform its obligations under, and carry out the provisions of, this Agreement and the Related Agreements. HW is duly qualified to transact business and is in good standing in each jurisdiction where such qualification is required and in which failure to so qualify would have a Material Adverse Effect on HW.

6.2 Capitalization; Voting and Other Rights.

(a) The authorized capital stock of HW consists of: (i) 5,000,000 shares of Preferred Stock, $0.001 par value per share, of which no shares are issued and outstanding as of July 30, 2015 and (ii) 50,000,000 shares of Common Stock, $0.001 par value per share, of which 17,307,449 are issued and outstanding as of August 27, 2015.

(b) Except as set forth in Section 6.2(b) of the HW Disclosure Schedule, as of August 27, 2015, there are not outstanding any options, warrants, instruments, rights (including conversion or preemptive rights, rights of first refusal, registration rights (including piggyback rights) or rights of first offer), proxy or shareholder agreements, or other agreements or instruments of any kind, including convertible debt instruments, for the purchase or acquisition from HW of any of its Securities.

(c) All of the issued and outstanding shares of HW (i) have been duly authorized and validly issued and are fully paid and nonassessable, and (ii) were issued in compliance with all applicable Laws concerning the issuance of securities.

6.3 Compliance with Other Instruments. The execution, delivery and performance of this Agreement by HW in accordance with its terms will not (a) violate the certificate of incorporation or bylaws of HW, (b) materially breach or result in a material violation of any Law applicable to HW or the Transactions, or (c) constitute a material breach of the terms, conditions, provisions of, or constitute a default under, any judgment, order, or decree of any court or arbitrator to which HW is a party or any material contract by which such respective party is bound.

6.4 Authorization; Binding Obligations; Governmental Consents.

(a) All corporate company actions on the part of HW, and its officers, directors and equityholders necessary for the authorization, execution and delivery of this Agreement and the Related Agreements, the performance of all obligations of HW hereunder and the consummation of the transactions contemplated hereby and thereby, have been taken prior to the execution and delivery hereof. This Agreement has been, and the Related Agreements will be, duly and validly executed and delivered by HW and (subject to the valid execution and delivery hereof and thereof by the other parties hereto and thereto) constitute valid and legally binding obligations of HW, enforceable against HW in accordance with its terms, except as limited by the Enforceability Exceptions.

(b) No consent, approval, Permit, Order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local Governmental Authority on the part of HW is required in connection with the consummation by HW of the Transactions, except for (i) the Required HW Stockholder Vote; (ii) the filing of the US Merger Certificate with Delaware Secretary of State; (iii) such filings as may be required under any applicable state or foreign anti-takeover and similar Laws; (iv) such consents, approvals, Permits, Orders, authorizations, registrations, qualifications, designations, declarations or filings as may be required under applicable state, federal or foreign securities Laws and state “blue sky” Laws or the rules and regulations of NASDAQ; and (v) such other consents, approvals, Permits, Orders, authorizations, registrations, qualifications, designations, declarations or filings which, if not obtained or made, would not have a Material Adverse Effect on HW and would not prevent, or materially alter or delay any of the Transactions.

6.5 HW SEC Documents; HW Financial Statements.

(a) HW and its Subsidiaries have filed all registration statements, proxy statements and other statements, reports, schedules, forms and other documents required to be filed by it with the SEC during the period since January 1, 2013 to the Agreement Date (collectively, the “HW SEC Documents”). To HW’s knowledge, none of the HW SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. As of the Agreement Date, there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of HW or any of its Subsidiaries. All statements, reports, schedules, forms and other documents required to be filed by HW with the SEC since January 1, 2013 (collectively, the “HW Filed Documents”) have been or will be so filed on a timely basis. As of the time it was or will be filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) each of the HW Filed Documents complied and will comply in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as it may be amended from time to time and (ii) none of the HW Filed Documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were or will be made, not misleading except to the extent corrected by a subsequently filed HW Filed Document, other than, in each case with respect to the preceding clauses (i) and (ii), to the extent that information has been requested of Valor by HW and required to be provided by Valor to HW and such information is not timely provided by Valor to HW.

(b) The financial statements (including any related notes) contained in the HW SEC Documents (collectively, the “HW Financial Statements”) (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto as of their respective dates and (ii) were complete and correct in all material respects and were prepared in accordance with GAAP (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, and except as permitted under Form 10-Q under the Exchange Act) and fairly present in all material respects the consolidated financial position and results of operations of HW and its consolidated Subsidiaries (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to the absence of footnote disclosures and other presentation items and changes resulting from normal year-end adjustments, which are neither individually nor in the aggregate material in amount.

6.6 Related-Party Transactions. Except with respect to applicable employee benefit plans, (a) there are no agreements, understandings or proposed transactions between HW or any of its Subsidiaries and (i) any of their officers, directors or members of their immediate family or (ii) any Affiliate of HW, any of its Subsidiaries or the persons set forth in clause (i) hereof (the persons set forth in clauses (i) and (ii), each, an “HW Related Party”) and (b) no HW Related Party is indebted to HW or any of its Subsidiaries, nor are HW or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any HW Related Party other than (i) for payment of salary or fees (in the case of directors and consultants) for services rendered, (ii) reimbursement for reasonable expenses incurred on behalf of HW or any of its Subsidiaries, and (iii) for other standard employee benefits made generally available to all employees (including stock option agreements outstanding under any stock option plan approved by the HW Board). To the Knowledge of HW, no HW Related Party has or has had any direct or indirect interest in any material asset used in the business of HW or any of its Subsidiaries as currently conducted (other than as a result of his, her or its ownership of Securities of HW or any of its Subsidiaries).

6.7 Brokers. Except as set forth in Section 6.7 of the HW Disclosure Schedule, no finder, broker, agent or similar intermediary has acted for or on behalf of HW or any of its Affiliates in connection with the negotiation of this Agreement or the consummation of the Transactions.

6.8 Litigation. As of the Agreement Date, there are no Actions pending or, to the knowledge of HW, threatened against HW or any of its Subsidiaries, before any Governmental Authority, or any arbitrator, that (a) seek to restrain, enjoin, prohibit or make illegal the consummation of the Transactions or (b) would have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on HW.

6.9 Consents. Except for the Required HW Stockholder Vote, any HSR Act filings, and where the failure to obtain such permit, approval, authorization or consent would not reasonably be expected to result in a Material Adverse Effect on HW, no permit, approval, authorization or consent of any person (excluding Governmental Authorities) is required with respect to HW or any of its Subsidiaries in connection with the execution, delivery and performance by HW or its Subsidiaries of this Agreement, or the consummation of the Transactions, including the consummation of the ISR Merger and the US Merger.

6.10 Organizational Documents. The Organizational Documents of HW and its Subsidiaries are in full force and effect and there is no current violation of any of the provisions of such Organizational Documents.

6.11 Required HW Stockholder Vote. The sole required approval of the stockholders of HW of this Agreement and the Transactions, including the US Merger and the ISR Merger, is the Required HW Stockholder Vote.

6.12 No HW Material Adverse Effect. Since the date of the most recent HW SEC Document filed prior to the date of this Agreement, there has not been any Material Adverse Effect with respect to HW.

6.13 Disclosure. The information supplied by HW and each of its Subsidiaries for inclusion in the Proxy Statement/Prospectus (including the HW Financial Statements) and the Disclosure Materials will not, as of the date of the Proxy Statement/Prospectus, as of the date of the Disclosure Materials or as of the date such information is prepared and presented, as applicable, (a) contain any statement that is inaccurate or misleading with respect to any material facts, or (b) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

6.14 Section 351/368. As of the Agreement Date, neither HW nor any of its Subsidiaries has taken any action or knows of any fact that would reasonably be expected to prevent the US Merger and the ISR Merger, taken together, from qualifying as an exchange satisfying the requirements of Section 351 of the Code and the US Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

6.15 Compliance with Laws. Except as set forth in Section 6.16 of the HW Disclosure Schedule, HW and its Subsidiaries are not, and since January 1, 2013 have not been, in violation in any material respect of any applicable Law or Order, including any such Law or Order relating to the conduct of HW’s business or the ownership of their properties, except for any such violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on HW.

6.16 FDA and Regulatory Matters. Except as set forth in Section 6.16 of the HW Disclosure Schedule and except as would not have a Material Adverse Effect on HW,

(a) HW and its Subsidiaries are, and since January 1, 2013 have been, in material compliance with all Healthcare Laws applicable to HW and its Subsidiaries. The design, manufacture, testing, and distribution of products by or on behalf of HW and its Subsidiaries are being, and since January 1, 2013 have been, conducted in material compliance with all applicable Healthcare Laws, including, without limitation, the FDA’s current good manufacturing practice regulations at 21 C.F.R. Part 820 for medical device products and, to the extent applicable to HW or any of its Subsidiaries, counterpart Laws in the European Union and all other countries where compliance is required. HW and each of its Subsidiaries is, and to the Knowledge of HW any contract manufacturers of HW products are, in material compliance with the FDA’s registration and listing requirements to the extent required by applicable Healthcare Laws, and all HW products, if so required, are in conformance in all material respects with all applicable CE Marking certifications. Since January 1, 2013 through the Agreement Date, neither HW nor any of its Subsidiaries has received any written communication or notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Action from any Governmental Authority, including, without limitation, the FDA, the Centers for Medicare & Medicaid Services, and the U.S. Department of Health and Human Services Office of Inspector General, or any comparable state, federal or foreign Governmental Authority alleging potential or actual non-compliance by, or liability of, HW or any of its Subsidiaries under any Healthcare Law.

(b) HW and its Subsidiaries hold such material Permits of Governmental Authorities from the United States or foreign Governmental Authorities required for the conduct of its business as currently conducted, including, where applicable and without limitation, those Permits to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, shipment, distribution and promotion of HW products in jurisdictions where it currently conducts such activities with respect to each HW product (collectively, the “HW Licenses”). HW and its Subsidiaries have fulfilled and performed all of their material obligations with respect to each HW License and are in material compliance with each HW License.

(c) As of the Agreement Date, neither HW nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of HW, threatened investigation regarding HW, any of its Subsidiaries or any HW products, by the FDA pursuant to the FDA Fraud Policy, or otherwise. As of the Agreement Date, neither HW, nor, to the Knowledge of HW, any officer, employee, agent or distributor of HW or any of its Subsidiaries has made an untrue statement of material fact to the FDA or any other equivalent Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other equivalent Governmental Authority, or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other equivalent Governmental Authority to invoke the FDA Fraud Policy or any similar policy. As of the Agreement Date, no claims, actions, proceedings or investigations that would reasonably be expected to result in a material debarment or exclusion are pending or, to the Knowledge of HW, have been threatened since January 1, 2013 through the Agreement Date, against HW or any of its Subsidiaries. As of the Agreement Date, none of the key employees of HW or any of its Subsidiaries are included on the List of Excluded Individuals/Entities maintained by the Office of Inspector General of the United States Department of Health and Human Services.

6.17 Certain Business Practices. Neither HW nor any of its Subsidiaries, nor, to the Knowledge of HW, any of their directors, officers or employees (in their capacity as directors, officers, or employees) has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of HW’s business; (b) directly or to the Knowledge of HW indirectly, paid or delivered any unlawful fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority which is in any manner illegal under any Laws of the United States or any other country having jurisdiction; or (c) made any unlawful payment to any customer or supplier of HW or any of its Subsidiaries, or given any other unlawful consideration to any such customer or supplier in respect of HW’s business that violates applicable Law in any material respect, except in each case that, individually or in the aggregate, would not have a Material Adverse Effect on HW. Without limiting the foregoing, HW and its Subsidiaries, and to the Knowledge of HW, any of their officers, directors, agents, or employees have not directly or indirectly to the Knowledge of HW, taken any action which would cause them to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, including by offering or conveying, directly or indirectly (such as through an agent) to the Knowledge of HW, anything unlawful of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party, except in each case that, individually or in the aggregate, would not have a Material Adverse Effect on HW.

6.18 Products Liability. As of the Agreement Date, no claim has been made or, to the Knowledge of HW, threatened in connection with the product liability of any HW products, except to the extent such claim or Action would not reasonably be expect to result in a Material Adverse Effect on HW.

6.19 No Other Representations and Warranties; Certain Acknowledgements.

(a) The representations and warranties of HW contained in this Agreement, as modified by the HW SEC Documents (other than in any “risk factor” disclosure or any other forward looking statements set forth therein) and any filing made by HW with the SEC thereafter, the HW Disclosure Schedule or any certificate delivered in connection herewith constitute the sole and exclusive representations and warranties of HW in connection with the Transactions, and all other representations, warranties, statements or information made, communicated or furnished (orally or in writing) of any kind or nature (including any estimates, projections, forecasts, plans and information made available in “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted or any other form in connection with Valor’s consideration and review of the Transactions) are disclaimed.

(b) HW and Holdco acknowledge, agree and confirm (i) that they have made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Transactions; (ii) have been furnished with or given adequate access to such information about Valor and its Subsidiaries as they has requested; and (iii) the representations and warranties of Valor contained in this Agreement, as modified by the Valor Disclosure Schedules, or any certificate delivered in connection herewith constitute the sole and exclusive representations and warranties of Valor, its Subsidiaries and Affiliates and their respective officers, directors and representatives, in connection with the Transactions and neither Valor, its Subsidiaries, Affiliates nor any their respective officers, directors and representatives make any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to Valor, its Subsidiaries, the Valor Business or the Transactions.

ARTICLE 7

CONDUCT OF BUSINESS PENDING THE MERGERS AND RELATED COVENANTS

7.1 Conduct of Business of Valor. Valor covenants and agrees that, during the period beginning on the Agreement Date and ending on the earlier of the ISR Effective Time or termination of this Agreement, except (x) as HW shall otherwise agree in writing (which agreement shall not be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as specifically contemplated by this Agreement or any Related Agreement, the Valor Business shall be conducted in the ordinary course of business and in a manner consistent with past practice; and Valor shall use its commercially reasonable efforts to preserve intact the business organization of Valor and its Subsidiaries, to keep available the services of the current officers and Key Employees, and to preserve the current relationships of Valor and its Subsidiaries with customers, suppliers and other persons with which Valor and its Subsidiaries have significant business relations. Without limiting the foregoing, during the period beginning on the Agreement Date and ending on the earlier of the ISR Effective Time or termination of this Agreement, except (x) with the prior written consent of HW (such consent not to be unreasonably withheld, conditioned or delayed with respect to clauses (d), (h), (k), (m) or (q) below), (y) as required by applicable Law or (z) as specifically contemplated by this Agreement, any Related Agreement or as set forth in Section 7.1 of the Valor Disclosure Schedule, Valor and its Subsidiaries shall not directly or indirectly:

(a) Charter Documents. Amend the Organizational Documents of Valor or its Subsidiaries;

(b) Dividends; Repurchases; Changes in Capital Stock. (i) Declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any shares of its capital stock, (ii) split, combine or reclassify any of its capital stock, (iii) effect a recapitalization, (iv) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (other than pursuant to the exercise of Valor Options or Valor Warrants outstanding as of the date hereof by the holders thereof) or (v) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock (other than pursuant to repurchase rights of Valor or its Subsidiaries that permit Valor or its Subsidiaries to repurchase securities from the holders thereof in connection with the termination of services of such holder as an employee, consultant, or director of Valor or its Subsidiaries);

(c) Stock Option Plans, Warrants, Etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under the Valor Option Plan, establish any new or additional stock option plan, amend the Valor Option Plan, or grant any options (including Valor Options), warrants or other rights to acquire any interest in Valor or its Subsidiaries;

(d) Material Contracts. Enter into any new agreement that would constitute a Material Contract or amend or otherwise modify or waive any of the material terms of any Material Contract, in each case other than in the ordinary course of business;

(e) Issuance of Securities. Issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien, or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of capital stock of Valor or its Subsidiaries or securities or other instruments (including notes or other evidences of Indebtedness) convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible instruments or securities, other than shares of Valor Capital Stock issuable upon exercise of Valor Options or Valor Warrants that are outstanding as of the Agreement Date;

(f) Intellectual Property.

(i) Sell, license, sublicense, assign or transfer any Valor Owned Intellectual Property to any other person other than HW and its Affiliates, or encumber any Intellectual Property of Valor or any of its Subsidiaries;

(ii) License or acquire any Intellectual Property not owned by Valor or any of its Subsidiaries or HW from any third party on terms requiring any royalty, milestone or similar payments or that impose material obligations on Valor or its Subsidiaries following the ISR Effective Time; or

(iii) Fail to take commercially reasonable steps to maintain or further prosecute, or to the extent that it is nonpublic, fail to take or maintain commercially reasonable measures to protect the confidentiality of material Valor Owned Intellectual Property and material Valor Licensed Intellectual Property;

(g) Marketing or Other Rights.

(i) Enter into any agreement that would limit the ability of any of Holdco, the ISR Surviving Company, the US Surviving Corporation or any of their Subsidiaries or Affiliates to operate in a specific area of business or specific geographic area after the closing of the Transactions; or

(ii) Initiate, launch or commence any sale, marketing, distribution, co-promotion or any similar activity with respect to any new product (including products under development) that is not a Valor Product in or outside the United States;

(h) Liens; Dispositions; Obligations.

(i) (x) Create or incur or suffer to be created or incurred any Lien upon any of its property or assets other than Permitted Liens or (y) transfer any of such property or assets or the income or profits therefrom for the purpose of subjecting the same to the payment of Indebtedness or performance of any other obligation in priority to payment of its general creditors; acquire, or have an option to acquire, any property or assets upon conditional sale or other title retention or purchase money security agreement, device or arrangement; in each case, other than (A) pursuant to any Material Contract in effect prior to the date of this Agreement, (B) the sale, purchase or licensing of inventory, raw materials, equipment, goods or others supplies in the ordinary course of business, or (C) licenses of Intellectual Property to third parties not otherwise restricted by this Agreement;

(ii) Sell, lease, license, or otherwise dispose of, any of its material properties or assets, or become a party to any agreement effecting any of the foregoing;

(i) Indebtedness. Incur any Indebtedness for borrowed money or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(j) Payment Obligations. Pay, discharge or satisfy any claim, liability or obligation, including the payment of any Indebtedness or Transaction Costs, other than in the ordinary course of business (except that, regardless of whether or not such payments would otherwise be in the ordinary course of business, Valor shall not pay any (x) Indebtedness not due and payable under the terms of such Indebtedness, (y) Transaction Costs, or (z) amounts to any Affiliates of Valor other than payments to (A) any Subsidiaries who are bound under the same terms under this Section 7.1, (B) any current or former director, officer, employee or consultant of Valor or its Subsidiaries made in compliance with Section 7.1(p), or (C) any payments pursuant to the agreements or arrangements set forth in Section 7.1(w) of the Valor Disclosure Schedule, which agreements or arrangements will be terminated by Valor prior to, or effective as of, the ISR Effective Time));

(k) Leases. Enter into any lease of real property;

(l) Capital Expenditures. Make, or commit to make, any capital expenditures, capital additions or capital improvements requiring payment of an amount greater than $100,000 in the aggregate in excess of the amount budgeted therefor pursuant to the most recent budget provided to HW;

(m) Revaluation. Except as required by GAAP, revalue any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable;

(n) Insurance. Materially alter the amount of or fail to maintain any material insurance coverage provided by existing insurance policies;

(o) Termination or Waiver. (i) pay, discharge, settle or satisfy any Action, other than in the ordinary course of business that involve only the payment of monetary damages not in excess of $1,000,000 in the aggregate; (ii) cancel any material Indebtedness owed to Valor or its Subsidiaries; or (iii) knowingly waive or assign any material claims or material rights of Valor or its Subsidiaries;

(p) Employee Benefit Plans; Pay Increases. Except as required to ensure that any Valor Employee Benefit Plan is not then out of compliance with applicable Laws or to comply with any Valor Employee Benefit Plan entered into prior to the date hereof (to the extent complete and accurate copies of which have been heretofore made available to HW), (i) other than offer letters and letter agreements entered into, in the ordinary course of business and consistent with past practice, with newly hired employees who are terminable “at will”, adopt, enter into, terminate or amend any collective bargaining agreement or Valor Employee Benefit Plan or any employment or benefit agreement involving Valor or its Subsidiaries and any future, current or former director, officer, employee or consultant of Valor or its Subsidiaries; (ii) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to any current or former director, officer, employee or consultant of Valor or its Subsidiaries; (iii) pay to any current or former director, officer, employee or consultant of Valor or its Subsidiaries any benefit or amount not required under any Valor Employee Benefit Plan; (iv) grant or pay (other than as required pursuant to the terms of the Valor Employee Benefit Plans listed in Section 4.19(a) of the Valor Disclosure Schedule and taken into account in the determining the amount of Change in Control Payments) any change in control, severance or termination compensation or benefits to, or increase in any manner the change in control, severance or termination compensation or benefits of, any current or former director, officer, employee or consultant of Valor or its Subsidiaries; (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employment or benefit agreement or Valor Employee Benefit Plan, except as required by Law, or the terms of such agreement or Valor Employee Benefit Plan in effect on the Agreement Date; or (vi) take any action to accelerate the vesting or time of payment of any compensation or benefit under any agreement or Valor Employee Benefit Plan;

(q) Severance Arrangements. Except as specifically described in Section 4.19 of the Valor Disclosure Schedule or as required by applicable Law, adopt or approve any severance, bonus or benefit acceleration arrangements (whether individually or more broadly) that could be triggered as a result of or after the consummation of the Transactions;

(r) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where Valor or its Subsidiaries in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Valor Business, provided that Valor consults with HW prior to the filing of such a suit to the extent practicable, or (iii) with respect to this Agreement;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(t) Taxes. Other than pursuant to Section 8.21(h), make or change any material election in respect of Taxes (including, without limitation, an entity classification election under Treasury Regulations Section 301.7701-3) or change any annual Tax accounting period, adopt or request permission of any Taxation Authority to change any accounting method in respect of Taxes, enter into any Tax allocation, Tax sharing or Tax indemnity agreement or closing agreement in respect of Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit, controversy or assessment in respect of Taxes, surrender or allow to expire any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, file any amended Tax Return, enter into an advance pricing agreement or make any application for, negotiate or conclude any Tax ruling or arrangement with a Taxation Authority, in each case whether or not in connection with the Transactions;

(u) Other Transactions. Merge or consolidate with any entity other than ISR Merger Sub, or liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(v) Confidentiality Agreements. With respect to new employees or consultants, hire any employee or consultant having access to confidential or proprietary information of Valor or its Subsidiaries unless such employee or consultant enters into, or has entered into, a proprietary information and inventions assignment agreement with Valor or its Subsidiaries in the form previously provided to HW or any agreement containing substantially similar and no less restrictive confidentiality and inventions assignment provisions, or amend or otherwise modify, or grant a waiver under, any such proprietary information and inventions assignment agreement with any such person;

(w) Related Party Transactions. Enter into or be a party to any transaction with any Related Party or any person that owns, beneficially or otherwise, five percent (5%) or more of the equity interests or has five percent (5%) or more of the voting power of Valor or its Subsidiaries; or

(x) General. Agree to take any of the foregoing actions.

7.2 Conduct of Business of HW. HW covenants and agrees that, during the period beginning on the Agreement Date and ending on the earlier of the Effective Time or the termination of this Agreement, except (x) with the prior written consent of Valor (such consent not to be unreasonably withheld, conditioned or delayed), (y) as required by applicable Law or (z) as specifically contemplated by this Agreement, any Related Agreement, HW and its Subsidiaries shall not directly or indirectly:

(a) Charter Documents. Amend the Organizational Documents of HW or its Subsidiaries, except for any such amendments that would not prevent, impair or delay the consummation of the transactions contemplated by this Agreement;

(b) Dividends; Repurchases; Changes in Capital Stock. Other than as would result in adjustment under Section 2.5, (i) declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any shares of its capital stock, (ii) split, combine, or reclassify any of its capital stock, (iii) effect a recapitalization, or (iv) repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock (other than pursuant to repurchase rights of HW or its Subsidiaries that permit HW or its Subsidiaries to repurchase securities from the holders thereof in connection with the termination of services of such holder as any employee, consultant, or director of HW or its Subsidiaries), in each case other than in connection with any shareholder rights plan adopted by the HW Board and other than any intercompany transactions;

(c) Issuance of Securities. Issue or sell, or authorize or propose the issuance or sale of, any shares of capital stock of HW or its Subsidiaries or securities or other instruments (including notes or other evidences of Indebtedness) convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible instruments or securities, other than (i) in connection with the exercise of HW Stock Options or the vesting or settlement of any HW RSUs that are outstanding as of the Agreement Date, (ii) issuances to management in the ordinary course of business pursuant to existing arrangements, (iii) issuance upon conversion of convertible notes outstanding as of the Agreement Date, (iv) in connection with any shareholder rights plan adopted by the HW Board and (v) any other issuances which do not exceed in the aggregate ten percent (10%) of the issued and outstanding shares of HW Common Stock as of the Agreement Date;

(d) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, other than acquisitions with purchase prices individually or in the aggregate totaling no more than $150,000,000;

(e) Related Party Transactions. Enter into or be a party to any transaction which is not on an arm’s length basis with any HW Related Party or any person that owns, beneficially or otherwise, five percent (5%) or more of the equity interests or has five percent (5%) or more of the voting power of HW or any of its Subsidiaries; or

(f) General. Agree to take any of the foregoing actions.

7.3 Delivery of Financial Statements; Cooperation in Preparing Pro Forma Financial Statements. From the date hereof until the Closing or the earlier termination of this Agreement, Valor will deliver to HW, as soon as reasonably practicable after the end of each calendar month, an unaudited, consolidated balance sheet as of the end of such month (each such balance sheet, a “Subsequent Financial Statement”). Upon reasonable advance written notice from HW, Valor agrees to cooperate, and use its commercially reasonable efforts to cause its accountants to cooperate in providing, (a) reasonably requested historical financial information to HW in a manner and to the extent necessary for HW to satisfy its filing obligations with the SEC and (b) any other financial information reasonably requested by HW to the extent necessary to comply with the requirements of Rule 305 of Regulation S-X of the Securities Act. HW shall be responsible for, and agrees to promptly reimburse Valor for, all out-of-pocket fees, costs and expenses of Valor’s outside accountants actually incurred by Valor in connection with this Section 7.3; provided that HW shall not be responsible for any such fees, costs and expenses that are greater than $50,000 in the aggregate.

7.4 Notice of Developments. From the Agreement Date and continuing until the earlier of the termination of this Agreement or the Effective Time, HW and Valor shall use commercially reasonable efforts to promptly advise the other party in writing of (a) the occurrence or non-occurrence of any event or circumstance which would reasonably be expected to cause or has caused any representation or warranty made by it in this Agreement to become untrue or inaccurate in any respect so as to cause the Closing conditions set forth in Section 9.2 or Section 9.3, respectively, to fail to be satisfied, (b) the failure by it (and in the case of HW, by Holdco, US Merger Sub or ISR Merger Sub) to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Time, (c) with respect to Valor and its Subsidiaries, any change or event having or which is reasonably likely to have a Material Adverse Effect with respect to Valor, (d) with respect to HW and its Subsidiaries, any change or event having or which is reasonably likely to have a Material Adverse Effect with respect to HW, or (e) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the Transactions; provided, however, that no such notification will be deemed to prevent or cure any breach of, or inaccuracy in, amend or supplement any Section of the Valor Disclosure Schedule or HW Disclosure Schedule, or otherwise disclose an exception to, or affect in any manner, the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties or the Participating Rights Holders under this Agreement. A breach of this Section 7.4 by either HW or Valor shall not (i) be considered for purposes of determining the satisfaction of any of the conditions set forth in Article 9 and (ii) be the basis for any indemnification liability to any person under Article 11.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 ISR Merger Proposal, Notice and Actions by Companies Registrar.

(a) Subject to the Israeli Companies Law and regulations promulgated thereafter, as promptly as practicable after the execution and delivery of this Agreement: (i) each of Valor and ISR Merger Sub shall cause a merger proposal (in the Hebrew language) in the form of the attached Exhibit B (the “ISR Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law; (ii) Valor shall obtain approval from the Valor Shareholders pursuant to Section 8.5, it being understood that the sole shareholder of ISR Merger Sub has approved the ISR Merger contemporaneously with the execution of this Agreement; and (iii) within three (3) business days from the date of notice of the ISR Merger is sent pursuant to Section 8.5, each of Valor and ISR Merger Sub shall deliver and file the ISR Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the Israeli Companies Law. Each of Valor and ISR Merger Sub shall cause a copy of the ISR Merger Proposal to be delivered to each of their secured creditors, if any, no later than three (3) days after the date on which the ISR Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its unsecured creditors, if any, of the ISR Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. Subject to the Israeli Companies Law, promptly after Valor and ISR Merger Sub shall have complied with the preceding sentence, but in any event no more than three (3) business days following the date on which such notice was sent to the creditors, Valor and ISR Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors pursuant to Section 318 of the Israeli Companies Law and the regulations promulgated thereunder. In addition to the above, each of Valor and, if applicable, ISR Merger Sub, shall (A) publish a notice to its creditors, stating that a ISR Merger Proposal was submitted to the Companies Registrar and that the creditors may review the ISR Merger Proposal at the office of the Companies Registrar, Valor’s registered offices or ISR Merger Sub’s registered offices, as applicable, and at such other locations as Valor or ISR Merger Sub, as applicable, may determine, in (1) two daily Hebrew newspapers circulated in Israel, on the day that the ISR Merger Proposal is submitted to the

Companies Registrar, (2) one newspaper circulated in Israel, no later than three (3) business days following the day on which the ISR Merger Proposal was submitted to the Companies Registrar, and (3) in such other manner as may be required by applicable Laws, (B) within four (4) business days from the date of submitting the ISR Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which Valor or ISR Merger Sub, as applicable, is aware, in which it shall state that a ISR Merger Proposal was submitted to the Companies Registrar and that the creditors may review the ISR Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (A) above, and (C) display in a prominent place at Valor’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (A)(1) above), no later than three (3) business days following the day on which the ISR Merger Proposal was submitted to the Companies Registrar.

(b) The ISR Merger shall be effected in accordance with Section 323 of the Israeli Companies Law and this Agreement no earlier than (i) the later of thirty (30) days from the approval by the Valor Shareholders of the ISR Merger or fifty (50) days from the submission of the ISR Merger Proposal to the Companies Registrar and (ii) the receipt of the ISR Merger Certificate from the Companies Registrar.

8.2 Companies Registrar Notification. Each of Valor and ISR Merger Sub shall (in accordance with Section 317(b) of the Israeli Companies Law and the regulations thereunder) inform the Companies Registrar of the decision of the respective general meetings of shareholders or written consent in lieu of a meeting, as applicable, with respect to approval of the ISR Merger within three (3) days following the approval by the shareholders of ISR Merger Sub and Valor, respectively.

8.3 Transaction Reporting. As promptly as practicable (but in no event, with respect to filing, later than the date required under applicable Law), HW will prepare and file any forms, reports, statements or documents required to be filed under Law with respect to the ISR Merger and the US Merger, as well as under regulations of or as required by NASDAQ and such Governmental Authorities as may require the filing of such other filings; provided that HW shall provide Valor with copies of any such forms, reports, statements or documents in advance and shall allow Valor a reasonable opportunity to review and comment thereon, and HW shall consider such comments in good faith, provided, further, that HW shall retain ultimate editorial control over such filings.

8.4 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, and in no event later than forty-five (45) days following the date hereof, HW shall prepare (with Valor’s reasonable cooperation) and cause to be filed with the SEC the Joint Proxy Statement/Prospectus and HW shall prepare (with Valor’s reasonable cooperation) and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus will be included as a prospectus. HW shall provide Valor with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus and the Form S-4 Registration Statement and any amendments or supplements thereto (which comments shall be considered in good faith) prior to filing. No filing of the Joint Proxy Statement/Prospectus or the Form S-4 Registration Statement, or, in each case any amendments or supplements thereto, shall be made by HW or any of its Affiliates without the prior consent of Valor (which shall not be unreasonably withheld, delayed or conditioned). HW shall cause the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC. HW shall use its reasonable efforts to (i) respond promptly to any comments of the SEC or its staff, (ii) have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, (iii) keep the S-4 Registration Statement effective as long as is necessary to consummate the Transactions, and (iv) cause the Joint Proxy Statement/Prospectus to be cleared by the SEC as promptly as reasonably practicable. Each party agrees to provide the other parties and their respective counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel receives from the SEC or its staff with respect to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus promptly after receipt thereof, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall consider in good faith the additions, deletions or changes suggested thereto by the other parties and their respective counsel. HW shall cause the Joint Proxy Statement/Prospectus to be mailed to HW’s stockholders as promptly as practicable, and in no event later than the fifth (5th) business day following the date the Form S-4 Registration Statement is declared effective under the Securities Act. Each party shall promptly furnish to the other party all information concerning such party and such party’s subsidiaries and such party’s stockholders that may be reasonably required in connection with any action contemplated by this Section 8.4. If, prior to the Effective Time, any event relating to a party or its subsidiaries occurs, or if a party becomes aware of any information, that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus, then such party shall promptly inform the other parties thereof and shall cooperate fully with the other parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the stockholders of any applicable party.

(b) Prior to the Effective Time, HW shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Holdco Common Shares and Warrants to be issued in the Transactions (to the extent required) be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of the Valor Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote for the Required Valor Shareholder Vote; provided, however, that HW and Holdco shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; (ii) to file a general consent to service of process in any jurisdiction; or (iii) register the Warrants under the Exchange Act.

(c) Valor shall cooperate with HW and provide HW, and cause its Representatives, advisors, accountants and attorneys to provide, HW and its Representatives, advisors, accountants and attorneys, with all information regarding Valor that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Valor to be included in the Form S-4 Registration Statement or other required filings.

8.5 Valor Shareholders’ Meeting.

(a) Valor shall take all action necessary under all applicable Laws and the Valor Charter to convene, give notice of and hold a general meeting of the Valor Shareholders, such that as promptly as practicable after the Form S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than fifteen (15) days thereafter, Valor shall obtain the approval from Valor Shareholders sufficient for the Required Valor Shareholder Vote, which such Valor Shareholders shall include the parties to the Shareholder Support Agreements, for purposes of (i) adopting this Agreement and approving the ISR Merger, the US Merger or the other Transactions and (ii) acknowledging that the approval given thereby is irrevocable. As promptly as reasonably practicable following the date that the Required Valor Shareholder Vote has been obtained, Valor shall deliver to HW a certificate executed on behalf of Valor by an individual authorized to sign on behalf of Valor certifying that the Required Valor Shareholder Vote has been obtained. Under no circumstances shall Valor assert that any other approval or consent is necessary by its shareholders to approve the ISR Merger, the US Merger, the other Transactions or this Agreement.

(b) Valor agrees that: (i) the Valor Board shall recommend that the Valor Shareholders vote to adopt and approve this Agreement and the Transactions, including the ISR Merger, and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 8.5(a) (the recommendation of the Valor Board that Valor Shareholders vote to adopt and approve this Agreement being referred to as the “Valor Board Recommendation”); and (ii) the Valor Board Recommendation shall not be withdrawn or modified in a manner adverse to HW, and no resolution by the Valor Board or any committee thereof to withdraw or modify the Valor Board Recommendation in a manner adverse to HW shall be adopted or proposed.

8.6 HW Stockholders’ Meeting.

(a) HW shall take all action necessary under applicable Laws to call, give notice of and hold a meeting of the holders of HW Common Stock to consider the Required HW Stockholder Vote (such meeting, the “HW Stockholders’ Meeting”). The HW Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. HW shall take reasonable measures to ensure that all proxies solicited in connection with the HW Stockholders’ Meeting are solicited in compliance with all applicable Laws. HW shall use its commercially reasonable efforts to solicit proxies in favor of the approval of the ISR Merger, the US Merger and the other Transactions including, if requested by Valor, by engaging the services of investment dealers and proxy solicitation agents. HW shall take all actions reasonably necessary to obtain the Required HW Stockholder Vote and shall keep Valor apprised, and shall consult with Valor, with respect to the solicitation of proxies in connection with the HW Stockholders’ Meeting and such actions.

(b) HW agrees that: (i) the HW Board shall recommend that the holders of HW Common Stock vote to approve the ISR Merger, the US Merger and the other Transactions and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 8.6(a) above, and (ii) the Joint Proxy Statement/Prospectus shall include a statement to the effect that the HW Board recommends that HW’s stockholders vote to approve the ISR Merger, the US Merger and the other Transactions (the recommendation of the HW Board that HW’s stockholders vote to approve the ISR Merger, the US Merger and the other Transactions being referred to as the “HW Board Recommendation”).

(c) HW’s obligation to call, give notice of and hold the HW Stockholders’ Meeting in accordance with Section 8.6(a) shall not be limited or otherwise affected by any withdrawal or modification, or proposed withdrawal or modification, of the HW Board Recommendation.

(d) No later than twenty-four (24) hours following a Change of Recommendation, HW shall provide written notice (the “Change of Recommendation Notice”) to Valor thereof.

(e) Nothing contained in this Agreement shall prohibit HW or the HW Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.

8.7 Notices; Consents; Filings.

(a) From the date hereof until the Closing or the earlier termination of this Agreement in accordance with Article 10, Valor shall use its commercially reasonable efforts to obtain the consents described in Section 4.23 of the Valor Disclosure Schedule; provided that neither Valor nor any of its Subsidiaries shall be required to incur any expense or fee in connection therewith (including consent fees). For the avoidance of doubt, the failure to obtain any such consents shall not be deemed a breach of any provision of this Agreement or the failure of any condition to closing contained in Article 9.

(b) Subject to applicable Laws relating to the exchange of information, each party will promptly furnish to the other parties copies of material written communications (and advise the other parties of any material oral communications) received by such party, or any of their respective Subsidiaries, Affiliates or employees from, or delivered by any of the foregoing to, any Governmental Authority relating to or in respect of the Transactions, including without limitation any communication to or from the Israel Securities Authority, the Companies Registrar or any other Israeli Governmental Authority regarding the ISR Merger, the US Merger or the other Transactions.

(c) Each of the parties recognizes the need to comply with Israeli Securities Laws, 5728-1968 (the “Israeli Securities Law”), regarding the offering of Holdco Common Shares, Warrants and Deducted Warrants pursuant to the ISR Merger (the “Israeli Offering”). Accordingly, as soon as practicable following the Agreement Date, Holdco and HW shall request a no-action letter with respect to the Israeli Offering from the Israel Securities Authority. In the event that such no-action request is not granted by the Israel Securities Authority prior to the ISR Effective Time, Holdco and HW shall take those actions reasonably necessary to cause the Israeli Offering to comply at and following the ISR Effective Time with the Israeli Securities Law, with the coordination of the Israeli Securities Authority, which actions may include listing the Holdco Common Shares on the Tel Aviv Stock Exchange pursuant to Section E’3 of the Israeli Securities Law and obtaining a permit from the Israel Securities Authority based on the Form S-4 Registration Statement or obtaining another valid exemption from the requirement to publish an Israeli prospectus under the Israeli Securities Law. Each of the parties agrees to fully cooperate with each other in formulating strategies with respect to the foregoing, submitting requests or filings to, sharing correspondence from, and holding joint discussions or meetings with, any Governmental Authority in connection with the Israeli Offering or any exemptions or listings sought in connection thereof.

(d) Valor and ISR Merger Sub will, as soon as practicable following the date hereof, file with the Companies Registrar the required notice that all conditions under Section 323(5) of the Israeli Companies Law have been fulfilled and will obtain the respective ISR Merger Certificate.

8.8 OCS.

(a) Promptly following the execution of this Agreement, and in any event within three (3) Business Days from the date hereof, Valor will submit to the Research Committee of the OCS an application to obtain the OCS Approval, in the form attached hereto as Schedule 8.8(a)(i). HW and Holdco will cooperate with Valor in obtaining the OCS Approval as promptly as practicable following the filing of such application, including, without limitation, by executing and delivering the undertaking to comply with the R&D Law in the form attached hereto as Schedule 8.8(a)(ii). Each party agrees that, from the Agreement Date until the twelve (12) month anniversary of the ISR Effective Time, it shall not, and shall cause its Affiliates not to, include any plan, proposal or intention that does not comply with the first sentence of Section 8.13 in any application, undertaking, filing, correspondence, discussion or other communication to or with the OCS or any committee or department thereof.

(b) From the Agreement Date until the ISR Effective Time, Valor shall, and from the ISR Effective Time until the twelve (12) month anniversary of the ISR Effective Time, the Shareholder Representative shall (or shall cause one or more of the Participating Rights Holders to), (i) attempt to cause an Obligated Valor Shareholder to pay the OCS Loan Amount to the OCS, and (ii) attempt to pay, or cause to be paid, the OCS Grant Amount to the OCS and obtain the OCS Settlement in connection therewith, provided, that in no event shall any such OCS Settlement obtained by Valor or the Shareholder Representative require the payment by Valor or Holdco of any amount in excess of the OCS Maximum Amount. In the event that, and only in the event that, the amounts described in the foregoing clauses (i) and (ii) have not been paid on or prior to the twelve (12) month anniversary of the ISR Effective Time, and the OCS Settlement described in the foregoing clause (ii) has not been obtained on or prior to such time, Holdco, HW and the ISR Surviving Company shall be entitled to pay such amounts to the OCS and obtain the OCS Settlement, as applicable, in their sole discretion (and make a claim under Section 11.2(f)).

8.9 Antitrust Filings. In connection with the pre-merger notification made by Holdco, HW and Valor under the HSR Act with respect to the ISR Merger, the US Merger or the other Transactions, each of the parties will:

(a) as promptly as is practicable, but in any event within fifteen (15) business days following the date hereof, make any required filings under the HSR Act;

(b) as promptly as is practicable after receiving any governmental request under the HSR Act for additional information, documents, or other materials, use its commercially reasonable best efforts to comply with such request;

(c) cooperate with the other parties in connection with resolving any governmental inquiry or investigation, whether domestic or foreign, relating to their respective HSR Act filings, the ISR Merger, the US Merger, the other Transactions or any related inquiry or investigation; and

(d) promptly inform the other parties of any communication with, and any proposed understanding, agreement, or undertaking with any Governmental Authority, whether domestic or foreign, relating to their respective HSR Act filings, the ISR Merger, the US Merger, the other Transactions or any related inquiry or investigation.

HW shall pay any filing fees required to be paid by Holdco, HW or Valor in connection with such filings, if any, under the HSR Act (but not with respect to any filings required to be made by any shareholders of HW or Valor under the HSR Act).

8.10 Further Assurances.

(a) From the Agreement Date until the earlier of (x) the later of ISR Effective Time or the Effective Time and (y) termination of this Agreement in accordance with Section 10.1, each of HW and Valor will:

(i) use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the ISR Merger, the US Merger and the other Transactions, including using its commercially reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities as are necessary for the consummation of the ISR Merger, the US Merger or the other Transactions and to fulfill the conditions set forth in Article 9; provided, that HW shall not be required by Section 8.9 or this Section 8.10(a) to enter into any consent decree, hold separate orders or other similar arrangements, including any such consent decree, hold separate order or other arrangements that would require Holdco, HW or Valor to dispose of any material existing assets of such party (including granting a license to any assets to a third party), or any other arrangement that would limit in any material respect the ability of Holdco to conduct its business; and

(ii) cooperate and use its commercially reasonable efforts to vigorously contest and resist any action, including administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the ISR Merger, the US Merger and the other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(b) From the Agreement Date until the earlier of (x) the later of ISR Effective Time or the Effective Time and (y) termination of this Agreement in accordance with Section 10.1, without limiting any of the other provisions of this Agreement, each of HW and Valor shall, and shall cause their respective Affiliates to, (i) take all further action that is necessary or desirable to carry out the purposes of this Agreement and (ii) refrain from taking any actions which (A) would be contrary to, inconsistent with or against, or would frustrate the essential purposes of, the Transactions or (B) could reasonably be expected to impair, delay or impede the Closing (including the acquisition or proposed acquisition of the equity interests or assets of any person, which acquisition or proposed acquisition would reasonably be expected to impair, delay or impede the Closing).

8.11 Mitral. Prior to the Closing Date, Valor shall timely provide the Valtech Sale Notice (as defined in the Mitral Purchase Agreement) in respect of the Transactions to the Founders. The Valtech Sale Notice, which shall be provided to HW prior to sending and shall incorporate any of HW’s reasonable comments, shall: (i) include the Company Valuation (as defined in the Mitral Purchase Agreement), expressed as a monetary amount and a percentage of the Merger Consideration; (ii) specify that the Call Option (as defined in Section 9.2 of the Mitral Purchase Agreement) is being exercised by Valor with respect to all Interests in Mitral held by the Founders; and (iii) specify, based on the Company Valuation, the aggregate consideration to be paid to the Founders in respect of the Call Option (the “Founders’ Portion”), which consideration shall be deducted from the Merger Consideration payable hereunder pursuant to the terms hereof solely to the extent such payment is due to the Founders in respect of the Call Option. At any time prior to the ISR Effective Time, Valor may exchange any Interests in Mitral held by the Founders for shares of Valor Capital Stock. In the event of any such exchange, any such Founder that receives shares of Valor Capital Stock in exchange for Interests in Mitral shall be deemed to be a Participating Rights Holder for all purposes hereunder and under any Related Agreement and the Founders’ Portion shall be proportionately reduced. At the ISR Effective Time, Holdco shall, on behalf of Valor, deliver and issue the Deducted Closing Holdco Shares and the Deducted Warrants to the Founders, on a pro rata basis based on each such Founder’s ownership percentage as of immediately prior to the ISR Effective Time of all Interests in Mitral (on a fully diluted basis) outstanding as of immediately prior to the ISR Effective Time. Concurrently with the payment of any Contingent Payment to any Participating Rights Holder, Holdco shall pay the Founders’ Portion of such Contingent Payment to the Founders, on a pro rata basis based on each such Founder’s ownership percentage as of immediately prior to the ISR Effective Time of all Interests in Mitral (on a fully diluted basis) outstanding as of immediately prior to the ISR Effective Time. Any payments due to the Founders hereunder shall be deposited with the Exchange Agent or the Escrow Agent, as applicable, to hold and distribute pursuant to the terms of this Agreement, the Exchange Agent Agreement or the Escrow Agreement, as applicable. In the event that any portion of the foregoing consideration paid to the Exchange Agent or the Escrow Agent on behalf of a Founder is subject to an attachment imposed by a court (the “Attached Consideration”), the Exchange Agent or the Escrow Agent, as applicable, shall not release the Attached Consideration except pursuant to such court’s instructions or pursuant to a settlement agreement entered as a judgment before such court. For the avoidance of doubt, Holdco shall have satisfied its payment obligations in respect of the Attached Consideration upon release thereof by the Exchange Agent or the Escrow Agent in compliance with the immediately preceding sentence. Valor shall use commercially reasonable efforts to cause any such Founder to seek court approval for the transfer of the Interests in Mitral which are the subject of the Attached Consideration.

8.12 Product Development.

(a) Cardioband Product. Holdco and its Affiliates, including the ISR Surviving Company, shall expend a minimum of $12,000,000 in expenses per year over each of the five (5) consecutive, non-overlapping twelve (12) calendar month periods following the Closing, commencing with the first full calendar month following the calendar month including the Closing Date, incurred in connection with research, Development, Commercialization, engineering, clinical trial design, site selection, quality standards, manufacturing, licensing and sales decisions, regulatory approvals and reimbursement approvals relating to the Cardioband Product (including amounts expended in connection with (i) the design and performance of clinical trials of the Cardioband Product and (ii) the prosecution of patents with respect to Intellectual Property for the Cardioband Product, but excluding amounts expended in connection with the prosecution or defense of any Actions relating to infringement, misappropriation or violation of Valor Owned Intellectual Property.

(b) Cardioband TR Product. Holdco and its Affiliates, including the ISR Surviving Company, shall expend a minimum in expenses of (i) $1,500,000 in the aggregate over the first (1st) twelve (12) calendar month period following the Closing, and (ii) $3,000,000 in the aggregate in each of the second (2nd) and third (3rd) twelve (12) calendar month periods following the Closing directly relating to, or intended to result in, the achievement of the First-in-Man Milestone with respect to the Cardioband TR Product.

(c) The parties agree that in no event shall any amounts expended in connection with the matters described in Section 8.12 of the Valor Disclosure Schedule, or any Damages (including expenses) for which any Holdco Indemnitee is actually indemnified under Article 11, be included for purposes of determining whether Holdco and its Affiliates have satisfied any of the expenditure requirements in this Section 8.12. Valor shall expend amounts payable prior to the ISR Effective Time in connection with the matters described in Section 8.12 of the Valor Disclosure Schedule; provided, that Valor shall not be required to make any expenditures in connection therewith in excess of $300,000 in the aggregate.

8.13 Operations in Israel. Holdco shall, and shall cause its Affiliates to, continue Valor’s operations as of the Agreement Date (including the principal research, development and limited clinical trial manufacturing of the Valor Products and the ownership of the Valor Owned Intellectual Property) in Israel for at least five (5) years following the Closing Date. Holdco and each other member of the Holdco Group acknowledge and agree that, notwithstanding anything to the contrary herein, in the event that Holdco and its Affiliates do not comply with this Section 8.13, no Participating Rights Holder or Founder will be responsible for any OCS Claims in any way relating to arising out of such non-compliance.

8.14 Exclusivity Obligations of Valor.

(a) From and after the Agreement Date until the earlier of the ISR Effective Time or termination of this Agreement pursuant to Article 10, Valor will not, nor will Valor authorize or permit any of its officers, directors, Affiliates or employees or any investment banker, attorney or other advisor or representative retained by it to, directly or indirectly, (i) solicit, initiate or induce the making, submission or announcement of any Acquisition Proposal with respect to

Valor, (ii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal with respect to Valor, (iii) engage in discussions with any person with respect to any Acquisition Proposal with respect to Valor, except as to disclose the existence of these provisions, including in response to any initial unsolicited expression of an Acquisition Proposal, provided, that the receipt without response of an unsolicited interest of an Acquisition Proposal with respect to Valor shall not by itself constitute a violation of this Section 8.14, (iv) endorse or recommend any Acquisition Proposal with respect to Valor, or (v) enter into any Acquisition Agreement in respect of an Acquisition Proposal with respect to Valor. Valor will, and will cause its Affiliates, investment bankers and other Representatives to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal with respect to Valor.

(b) In addition to the obligations of set forth in Section 8.14(a), Valor shall as promptly as practicable shall advise HW in writing of any Acquisition Proposal with respect to Valor or of any request for non-public information or other inquiry which it reasonably believes could lead to an Acquisition Proposal with respect to Valor, the material terms and conditions of such Acquisition Proposal (to the extent known), and the identity of the person or group making any such request, inquiry or Acquisition Proposal. Valor agrees to keep HW informed on a current basis of the status and details (including any material amendments or proposed amendments) of any such request, inquiry or Acquisition Proposal.

8.15 Access. At all times until the termination of this Agreement, Valor will, and will cause its Representatives to, afford to HW and its Representatives, upon reasonable notice, reasonable access during normal business hours, in a manner that does not unreasonably interfere with the operations of Valor or any of its Subsidiaries, to all properties, books, records, contracts and documents and appropriate personnel of Valor as HW and its Representatives may reasonably request (including employees, attorneys, accountants, consultants, physicians performing research and development activities with respect to the Valor Products and other professionals, in each case to the extent the provision of such access is under the control of Valor), and Valor will furnish or cause to be furnished to HW and its Representatives all such information with respect to the affairs and businesses of Valor (including Valor’s development programs and clinical trials) as they may reasonably request; provided, that Valor shall not be required to provide any access to any book, record, contract or document or provide any information (a) that is subject to an attorney-client or other legal privilege that might be impaired by such disclosure (provided, further, that Valor shall use its reasonable efforts to redact or otherwise provide such book, record, contract, document or information in a manner that does not jeopardize such attorney-client or other legal privilege), or (b) if such access or provision is prohibited by applicable Law. No investigation pursuant to this Section 8.15 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. Notwithstanding the foregoing, any access to any Valor Leased Real Property shall be subject to Valor’s reasonable security measures and the insurance requirements of the applicable Valor Lease and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any environmental site assessment. Without limiting the terms thereof, HW acknowledges and agrees that the Confidentiality Agreement shall govern the obligations of HW and its Representatives with respect to all information of any type furnished or made available to them prior to the ISR Effective Time pursuant to this Section 8.15 or any other provision of this Agreement.

8.16 Public Announcements. HW and Valor shall issue a mutually agreed upon press release announcing the Transactions. Thereafter, the parties hereto shall not, without the prior written consent of HW (which consent shall not be unreasonably withheld, conditioned or delayed) or except as required by applicable Law, issue any press release or otherwise make any public statements with respect to this Agreement or the Transactions at any time. HW shall not make any public statements (whether or not filed with any Person) with respect to this Agreement or the Transactions unless such statements are consistent with the HW Board Recommendation; provided, that that nothing in this Section 8.16 shall (x) prohibit HW from effecting a Change of Recommendation (and making public statements consistent with such Change of Recommendation), or (y) affect any party’s obligations under the Confidentiality Agreement.

8.17 Listing. HW shall use its commercially reasonable efforts to cause, prior to the Closing, the Holdco Common Shares being issued in the Transactions (including Holdco Common Shares issuable in respect of Contingent Payments and Holdco Common Shares issuable upon exercise of Warrants and Deducted Warrants) to be approved for listing (subject only to official notice of issuance) on NASDAQ.

8.18 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts, omissions or other matters occurring or existing at or prior to the ISR Effective Time in favor of the current or former directors and officers of Valor and its Subsidiaries (the “D&O Indemnified Parties”) as provided in the Valor Charter, the governing documents of Valor’s Subsidiaries or any indemnification agreements specifically identified in Section 8.18(a) of the Valor Disclosure Schedule between Valor or any of its Subsidiaries and any of the D&O Indemnified Parties (in each case, as in effect on the date hereof or, if amended between the date hereof and the ISR Effective Time pursuant to Section 7.1 of the Valor Disclosure Schedule, in effect as of the ISR Effective Time) shall be assumed by the ISR Surviving Company in the ISR Merger, without further action, as of the ISR Effective Time and shall survive the ISR Merger and shall continue in full force and effect to the fullest extent allowable under applicable Law, and Holdco shall cause the ISR Surviving Company to so honor such agreements, including, to the extent necessary, by providing funds to ensure compliance therewith. Without limiting the foregoing, Holdco, from and after the ISR Effective Time until at least seven (7) years from the ISR Effective Time, shall cause, unless otherwise required by applicable Law, the Articles of Association of ISR Surviving Company and the governing documents of its Subsidiaries (to the extent such Subsidiaries exist as of the ISR Effective Time) to contain provisions no less favorable to the D&O Indemnified Parties with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Valor Charter and the governing documents of Valor’s Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnified Parties with respect to exculpation and limitation of liabilities or insurance and indemnification, unless otherwise required by applicable Law.

(b) Effective as of the Closing, Valor shall, on behalf of the ISR Surviving Company and its Subsidiaries (to the extent such Subsidiaries exist as of the ISR Effective Time), purchase and obtain an extended reporting period endorsement of Valor’s and its Subsidiaries’ current directors’ and officers’ liability insurance in respect of acts, omissions or other matters occurring or existing at or prior to the ISR Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) covering the D&O Indemnified Parties currently covered by Valor’s and its Subsidiaries’ directors’ and officers’ liability insurance policy on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of seven (7) years following the ISR Effective Time (the “Tail D&O Policy”). Following the ISR Effective Time, the Holdco Group shall not cancel the Tail D&O Policy and shall honor its obligations thereunder, if any.

(c) The obligations under this Section 8.18 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such affected D&O Indemnified Party (it being expressly agreed that the D&O Indemnified Parties (and their respective heirs or representatives) shall be third-party beneficiaries of this Section 8.18), and in the event that Holdco consolidates or merges with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then Holdco shall make proper provision so that the continuing or surviving corporation or entity shall assume the obligations set forth in this Section 8.18.

(d) Nothing in this Section 8.18 shall be deemed to limit the rights of HW under Section 11.2.

8.19 280G Matters. Valor shall, prior to the Closing: (a) use commercially reasonable efforts to secure from each person who is a “disqualified individual” under Section 280G(c) of the Code and who has a right to any severance payments, accelerated vesting and payment of options and other payments, which could reasonably be deemed to constitute “parachute payments” under Section 280G of the Code (the “Potential 280G Payments”), a waiver of such person’s rights to a portion of the potential 280G benefits (the “Waived Benefits”) so that all remaining Potential 280G Payments applicable to such person shall not be deemed to be “parachute payments” that would not be deductible under Section 280G of the Code and subject to the imposition of additional Tax under Section 4999 of the Code; and (b) seek approval of its stockholders of payment of the Waived Benefits in a manner that is intended to comply with Section 280G(b)(5)(B) of the Code and Treasury Regulations Section 1.280G-1 (the “280G Approval”). In addition, Valor shall deliver to HW, prior to seeking the 280G Approval, drafts of such 280G Approval and related analysis, for HW’s review and comment, in order to ensure that HW is reasonably satisfied that the 280G Approval of the Waived Benefits will be solicited in accordance with Section 280G(b)(5)(B) of the Code and Treasury Regulations Section 1.280G-1. To the extent that the 280G Approval is not obtained with respect to any Waived Benefits for which Valor has received a waiver pursuant to clause (a) above, Valor will not pay any such Waived Benefits.

8.20 Takeover Laws. If any “fair price,” “moratorium” or “control share acquisition” statute or other similar anti-takeover statute or regulation shall become applicable to the Transactions, each of the parties hereto and their respective Boards of Directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to minimize the effects of any such statute or regulation on the consummation of the transactions contemplated hereby and thereby.

8.21 Tax Matters.

(a) Tax Returns.

(i) Valor shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of Valor and its Subsidiaries that are required to be filed (taking into account any applicable extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of Valor and its Subsidiaries due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of Valor and its Subsidiaries with respect to such items, except as required by applicable Law. At least fifteen (15) days prior to filing any such Tax Return, Valor shall deliver copies of all income and other material Tax Returns to be filed pursuant to this Section 8.21(a)(i) for HW’s review and comment and Valor will reflect all reasonable comments made by HW on such Tax Returns.

(ii) Holdco shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of Valor and its Subsidiaries that relate to taxable periods ending on or before the Closing Date but that are required to be filed (taking into account any applicable extension) after the Closing Date. If such Tax Returns reflect a Tax for which the Participating Rights Holders and Founders could be liable pursuant to Article 11, Holdco shall provide a copy of such Tax Return to the Shareholder Representative for the Shareholder Representative’s review and comment at least fifteen (15) days prior to the due date (taking into account any extension) for the filing of such Tax Returns, and Holdco shall incorporate any reasonable comment that the Shareholder Representative submits to Holdco no less than five (5) Business Days prior to the due date of such Tax Returns.

(iii) Holdco shall prepare and timely file, or cause to be prepared and timely filed, any Tax Return of Valor and its Subsidiaries that is due after the Closing Date and which relate to any taxable period beginning prior to the Closing Date (including any Straddle Period). If such Tax Returns reflect a Tax for which the Participating Rights Holders and Founders could be liable pursuant to Article 11, Holdco shall provide a copy of such Tax Return to the Shareholder Representative for the Shareholder Representative’s review and comment at least fifteen (15) days prior to the due date (taking into account any extension) for the filing of such Tax Returns, and shall incorporate any reasonable comments that the Shareholder Representative submits to Holdco no less than five (5) Business Days prior to the due date of such Tax Returns.

(iv) With respect to Taxes of Valor and its Subsidiaries relating to a Straddle Period, the amount of such Taxes allocable to the portion of the Straddle Period that is deemed to end on the close of business on the Closing Date shall be subject to indemnification pursuant to Section 11.2(d) hereof. The portion of any Tax that is allocable to the taxable period that is deemed to end on the Closing Date will be: (A) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (B) in the case of all other Taxes, determined as though the taxable year of Valor terminated at the close of business on the Closing Date.

(b) Cooperation. Holdco and the Shareholder Representative agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to Taxes, including, without limitation, access to books and records, as is reasonably necessary for the filing of all Tax Returns by Holdco and Valor and their Subsidiaries, the making of any election relating to Taxes, the preparation for any audit by any Taxation Authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Holdco and the Shareholder Representative shall retain all books and records with respect to Taxes of Valor and its Subsidiaries for a period of at least seven (7) years following the Closing Date.

(c) Tax Contests.

(i) After the Closing, Holdco and Valor, on the one hand, and the Shareholder Representative, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes of Valor relating to any Taxes for which Participating Rights Holders and Founders could be liable under Section 11.2 (any such inquiry, claim, assessment, audit or similar event, a “Tax Matter”). Any failure to so notify the other party of any Tax Matter shall not relieve such other party of any liability with respect to such Tax Matters except to the extent such party was actually prejudiced as a result thereof.

(ii)

(A) Holdco shall promptly notify the Shareholder Representative upon receipt of notice of any pending or threatened Tax Matter for which the Participating Rights Holders and the Founders (or any of their respective Affiliates) may be liable under Section 11.2. The Shareholder Representative will have the right to assume the defense of any Tax Matter with counsel of its choice reasonably satisfactory to Holdco by written notice to Holdco within thirty (30) days after the Shareholder Representative has received notice of the Tax Matter; provided, however, that the Shareholder Representative must continue to conduct the defense with reasonable diligence thereafter in order to preserve their rights to control such defense; provided, further, that Holdco may retain separate co-counsel at its sole cost and expense and participate in the defense (but not control such defense) of the Tax Matter.

(B) The Shareholder Representative will not consent to the entry of any judgment or enter into any settlement with respect to the Tax Matter without the prior written consent of Holdco (which consent will not be unreasonably conditioned, withheld or delayed), provided that Holdco’s consent shall not be required if the judgment or proposed settlement (i) includes an unconditional release of all liability of Holdco with respect to such Tax Matter, (ii) involves only the payment of damages that are fully covered by the Participating Rights Holders and the Founders (including amounts deemed to be paid pursuant to a future set-off), and (iii) does not impose an injunction or other equitable relief upon Holdco or subject Holdco to criminal liability. Holdco will not consent to the entry of any judgment or enter into any settlement with respect to the Tax Matter without the prior written consent of the Shareholder Representative (which consent will not be unreasonably conditioned, withheld or delayed).

(C) In the event that the Shareholder Representative fails to assume or have no further right to conduct the defense of any Tax Matter in accordance with Section 8.21(c)(ii)(A), Holdco may assume the defense of the Tax Matter in any manner it reasonably may deem appropriate but shall not be entitled to consent to the entry of any judgment or enter into any settlement with respect to such Tax Matter without the prior written consent of the Shareholder Representative (which consent will not be unreasonably conditioned, withheld or delayed); provided, however, that, the Shareholder Representative may retain separate co-counsel at its sole cost and expense and participate in the defense of the Tax Matter.

(d) Tax Sharing Agreements. All Tax sharing agreements or similar agreements between Valor or any Subsidiary of Valor, on the one hand, and any of the Valor Shareholders and their Affiliates, on the other hand, shall be terminated prior to the Closing Date, and, after the Closing Date, the ISR Surviving Company shall not be bound thereby or have any liability thereunder.

(e) Code Section 351/368 Transaction. The parties hereto intend for (i) the US Merger and the ISR Merger, taken together, to qualify as an exchange satisfying the requirements of Section 351 of the Code, and (ii) the US Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto will not take any position on any federal, state, or local income or franchise tax return, or take any tax reporting position, that is inconsistent with the foregoing, unless otherwise required by a “determination” (as defined by Section 1313(a)(1) of the Code) or by applicable state or local income or franchise tax law. The parties shall use their reasonable best efforts to cause (i) the US Merger and the ISR Merger, taken together, to qualify as an exchange satisfying the requirements of Section 351 of the Code, and (ii) the US Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither HW nor Valor shall knowingly take or fail to take (and, following the Transactions, Holdco will cause HW and Valor not to knowingly take or fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the US Merger and the ISR Merger, taken together, to fail to qualify as an exchange within the meaning of Section 351 of the Code, or (ii) cause the US Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of HW, Valor, Holdco, ISR Merger Sub and US Merger Sub shall deliver such officer’s certificates as may be reasonably required by

Latham & Watkins LLP, counsel to HW, and Willkie Farr & Gallagher LLP, counsel to Valor, at the time of the filing of the Form S-4 Registration Statement (and of each amendment or supplement thereto, as applicable) in connection with the tax matters addressed in the Form S-4 Registration Statement and in connection with the opinions of counsel referred to in Sections 9.2(f) and 9.3(e). HW and Valor shall each use its reasonable best efforts to obtain the opinions of counsel referred to in Sections 9.2(f) and 9.3(e), respectively.

(f) ISR Merger Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, goods and services, harmonized sales, recording, filing, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with the ISR Merger shall be borne fifty percent (50%) by Holdco and fifty percent (50%) by the Participating Rights Holders and Founders.

(g) Conflict. In the event of any conflict or overlap between the provisions of this Section 8.21 and Article 11, the provisions of this Section 8.21 shall control.

(h) Israeli Tax Ruling. Promptly following the date of this Agreement, legal counsel for Valor, in full coordination with legal counsel of HW, will approach the ITA with an application for a ruling (the “Israeli Options Tax Ruling”) in relation to the tax treatment of Valor 102 Shares, Valor 102 Options and Valor 3(i) Options (to the extent not exercised prior to the Closing) within the scope of this Agreement, to confirm, among others, that (i) Holdco and anyone acting on its behalf shall not be required to withhold Israeli Taxes in relation to any consideration payable in respect of Valor 102 Shares, Valor 102 Options and Valor 3(i) Options where such consideration is transferred to the Section 102 Trustee to be held and distributed by the Section 102 Trustee pursuant to the terms of the Israeli Options Tax Ruling; (ii) the payment of consideration for Valor 102 Shares and Valor 102 Options which have not yet completed the “requisite holding period” (as such term is defined in Section 102 of the Israeli Tax Code) shall not constitute a violation of Section 102 of the Israeli Tax Code as long as such consideration is deposited with the Section 102 Trustee; and (iii) any contingent payment expected to be made in the future in respect of Valor 102 Shares, Valor 102 Options and Valor 3(i) Options shall not be subject to Israeli Tax until actually paid to the Section 102 Trustee (which ruling may be subject to customary conditions regularly associated with such a ruling). If the Israeli Options Tax Ruling is not granted prior to the Closing, Valor shall seek to receive prior to the Closing an interim tax ruling confirming, among other things, that Holdco and anyone acting on its behalf shall be exempt from Israeli withholding Tax in relation to any consideration payable with respect to Valor 102 Shares, Valor 102 Options and Valor 3(i) Options (to the extent not exercised prior to the Closing) (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Options Interim Tax Ruling”), where such consideration is transferred to the Section 102 Trustee to be held and distributed by the Section 102 Trustee pursuant to the terms of the Israeli Options Interim Tax Ruling or the Israeli Options Tax Ruling to be obtained following the Closing. Each of HW and Valor shall, and shall cause their respective Israeli legal counsel to, coordinate and cooperate with each other with respect to the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Options Tax Ruling or the Israeli Options Interim Tax Ruling, as applicable. Subject to the terms and conditions hereof, Valor shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Options Interim Tax Ruling and the Israeli Options Tax Ruling as promptly as practicable. The final text of the Israeli Options Tax Ruling or the Israeli Options Interim Tax Ruling shall in all circumstances be subject to the prior written confirmation of HW or its counsel.

8.22 Conduct of Business. From and after the date hereof until the Effective Time, neither Holdco, ISR Merger Sub nor US Merger Sub shall conduct any business other than activities incidental to the consummation of the Transactions or otherwise permitted hereby.

8.23 Interim Funding. If Valor’s cash balances are equal to $1,000,000 or less at any time following the date hereof and prior to the ISR Effective Time or the earlier termination of this Agreement in accordance with Article 10, Valor may provide written notice thereof to HW. In the event that Valor delivers such written notice to HW, HW shall make a loan to Valor in the principal amount of $1,000,000 pursuant to Interim Funding Convertible Promissory Notes in the form of Exhibit F attached hereto no later than five (5) days following receipt by HW of such notice (each such Interim Funding Convertible Promissory Note, a “Subsequent HW Note”). In no event shall HW be required to make more than make more than one such loan to Valor in any thirty (30) day period. The proceeds of all loans made to Valor pursuant to this Section 8.23 shall not be used by Valor in a manner that violates Section 7.1.

8.24 Employee Benefit Matters.

(a) During the period beginning on the ISR Effective Time and ending on the first (1st) anniversary of the ISR Effective Time, Holdco shall provide, or shall cause the ISR Surviving Company to provide, employees who continue to be employed by the Holdco Group (collectively, “Continuing Employees”) with the salary or hourly wage rate and annual incentive compensation opportunities as provided to either (i) such Continuing Employees immediately prior to the ISR Effective Time or (ii) similarly situated employees of HW, and with employee benefits (excluding equity-based compensation) that are either (A) substantially similar in the aggregate to the employee benefits provided under the Valor Employee Benefit Plans or under any other benefit or compensation plan, program, agreement or arrangement in which such Continuing Employees participated as of the date of this Agreement (the “Old Plans”) or (B) substantially similar in the aggregate to the employee benefits available to similarly situated employees of HW under Holdco’s and HW’s benefit plans and programs. Holdco further agrees that, from and after the ISR Effective Time, Holdco shall, and shall cause the ISR Surviving Company to, use commercially reasonable efforts to recognize service with Valor or any of its Subsidiaries that a Continuing Employee earned prior to the ISR Effective Time for eligibility, vesting, and benefit accrual purposes (excluding benefit accruals under any defined benefit plan) under any benefit or compensation plan, program, agreement or arrangement in which the Continuing Employees commence to participate on or after the ISR Effective Time (collectively, the “New Plans”), except for (i) New Plans as to which employees who are similarly situated to the Continuing Employees are not provided such service credit or (ii) as would result in duplication of benefits. In addition, Holdco shall use commercially reasonable efforts to (x) cause to be waived all pre-existing condition exclusions and actively at work requirements and similar limitations and eligibility waiting periods under any New Plans to the extent waived or satisfied by a Continuing Employee under any Valor Employee Benefit Plan or under any other benefit or compensation plan, program, agreement or arrangement as of the date on which commencement of participation in such New Plan begins, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and (y) cause any deductible, co-insurance and covered out-of-pocket expenses paid during the calendar year in which commencement of participation in such New Plan begins and prior to such commencement of participation by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out of pocket provisions under such New Plan in the year of initial participation.

(b) Nothing contained in this Agreement, including without limitation, this Section 8.24, express or implied, shall confer upon any employee any right to continued employment or service for any period, or shall interfere with or restrict in any way the rights of Holdco or HW or any Affiliate of HW, which rights are hereby expressly reserved, to discharge or terminate the services of any employee of Valor of its Subsidiaries at any time for any reason whatsoever, with or without cause. Further, nothing contained in this Agreement, including without limitation, this Section 8.24, express or implied, shall confer upon any employee any right to continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any New Plan, Old Plan or Valor Employee Benefit Plan or employee benefit plan of Holdco or HW or other benefit or compensation plan, program, agreement or arrangement. Further, this Section 8.24 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 8.24, express or implied, shall create any third party rights in any current or former service provider or employee of Holdco, HW, Valor or any of their respective Affiliates (or any beneficiaries or dependents thereof) or confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 8.24.

ARTICLE 9

CONDITIONS TO THE CONSUMMATION OF THE TRANSACTIONS

9.1 Conditions to the Obligations of Each Party. The obligations of each party hereto to consummate the Transactions are subject to the satisfaction of each of the following conditions:

(a) no Order shall have been entered, issued or enforced by any court of competent jurisdiction which prohibits consummation of the Transactions, and no Law shall have been enacted, entered, enforced or deemed applicable to the Transactions which makes the consummation of the Transactions illegal; provided, that in no event shall any such Order include any Order relating to or arising out of item 8 in Section 4.3 of the Valor Disclosure Schedule;

(b) all actions by or in respect of or filings with any Governmental Authority (i) set forth on Section 9.1(b) of the Valor Disclosure Schedule, or (ii) otherwise required to permit the consummation of the Transactions in accordance with the terms hereof (other than any actions or filings (x) relating to or arising out of item 8 in Section 4.3 of the Valor Disclosure Schedule, and (y) which, if not obtained or made prior to the consummation of the Transactions, would not have a Material Adverse Effect on Valor prior to or after the ISR Effective Time or a Material Adverse Effect on HW after the Effective Time or be reasonably likely to subject any of the parties hereto or any of their respective Subsidiaries or any of their respective officers or directors to criminal liability) shall have been obtained;

(c) the Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the effectiveness of the Form S-4 Registration Statement;

(d) the Required Valor Shareholder Vote and the Required HW Stockholder Vote shall have been obtained;

(e) any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated; and

(f) at least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the ISR Merger by the shareholders of ISR Merger Sub and Valor.

9.2 Conditions to the Obligations of HW. The obligations of HW to consummate the Transactions is subject to the satisfaction of the following further conditions (any one of which may be waived in whole or in part by HW in its sole discretion by giving written notice to Valor in compliance with Section 12.1 hereof):

(a) each of the covenants and obligations that Valor is required to comply with or to perform at or prior to the ISR Effective Time shall have been complied with or performed in all material respects;

(b) each of the representations and warranties of Valor contained in this Agreement and in any certificate delivered by Valor hereunder (including the Capitalization and Closing Adjustment Amount Statement) shall have been true and correct (as qualified by the Valor Disclosure Schedule) as of the time originally made and as of the Closing Date (in each case other than those representations and warranties which refer to or are made as of another date, in which case such representations and warranties shall be true and correct as of such other date), in each case, without giving effect to any qualifications as to materiality or Material Adverse Effect contained therein, except for breaches of representations and warranties which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valor; provided that the Special Representations contained in Article 4 shall have been true and correct in all material respects (as qualified by the Valor Disclosure Schedule) as of the date hereof and as of the Closing Date (in each case other than those representations and warranties which refer to or are made as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such other date);

(c) no Material Adverse Effect with respect to Valor shall have occurred and be continuing since the Agreement Date;

(d) there shall be no Action pending against any of the parties hereto or any of their respective Affiliates by any Governmental Authority in the United States or Israel (as applicable) (i) seeking to enjoin or make illegal or otherwise prohibit the consummation of the US Merger or the ISR Merger (as applicable) (ii) that would result in the US Merger or the ISR Merger (as applicable) being rescinded following consummation; (iii) that would have a Material Adverse Effect on Valor prior to or after the ISR Effective Time or a Material Adverse Effect on HW after the Effective Time; or (iv) seeking to impose any criminal liability on any of the parties hereto in connection with the US Merger or the ISR Merger (as applicable); provided, that in no event shall any such Action include any Action relating to or arising out of item 8 in Section 4.3 of the Valor Disclosure Schedule.

(e) Valor shall have received the OCS Approval;

(f) HW shall have received an opinion of counsel from Latham & Watkins LLP, in form and substance reasonably satisfactory to HW, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the Closing Date, to the effect that the exchange of HW Common Stock for Holdco Common Shares in the US Merger will qualify as a reorganization under Section 368(a) of the Code or as a transaction that, taken together with the ISR Merger, will qualify an exchange under Section 351 of the Code; provided, however, that in the event Latham & Watkins LLP does not render such opinion, HW shall accept such an opinion from Willkie Farr & Gallagher LLP; provided, further, that Valor may waive the condition in this Section 9.2(f) (on behalf of HW) in its sole discretion in the event that the certificates from HW, Holdco, US Merger Sub and ISR Merger Sub contemplated by Section 8.21(e) are not delivered to counsel rendering such opinion or such an opinion is not rendered by either Latham & Watkins LLP or Willkie Farr & Gallagher LLP due to actions undertaken by HW or any of its Representatives following the Agreement Date (including the execution of an Acquisition Agreement in respect of an Acquisition Proposal with respect to HW or otherwise accepting an Acquisition Proposal with respect to HW); and

(g) Valor shall have delivered or caused to be delivered all closing deliveries set forth in Section 3.3.

9.3 Conditions to the Obligations of Valor. The obligations of Valor to consummate the Transactions is subject to the satisfaction of the following further conditions (any one of which may be waived in whole or in part by Valor in its sole discretion by giving written notice to HW in compliance with Section 12.1 hereof):

(a) each of the covenants and obligations that HW, Holdco, US Merger Sub and ISR Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects;

(b) each of the representations and warranties of HW contained in this Agreement and in any certificate delivered by HW hereunder shall have been true and correct (as qualified by the HW Disclosure Schedule) as of the time originally made and as of the Closing Date (in each case other than those representations and warranties which refer to or are made as of another date, in which case such representations and warranties shall be true and correct as of such other date), in each case, without giving effect to any qualifications as to materiality or Material Adverse Effect contained therein, except for breaches of representations and warranties which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on HW; provided that the Special Representations contained in Article 5 and Article 6 shall have been true and correct in all material respects (as qualified by the HW Disclosure Schedule) as of the date hereof and as of the Closing Date (in each case other than those representations and warranties which refer to or are made as of another date, in which case such representations and warranties shall be true and correct in all material respects as of such other date);

(c) no Material Adverse Effect with respect to HW shall have occurred and be continuing since the Agreement Date;

(d) the Holdco Common Shares being issued in the Transactions (including Holdco Common Shares issuable in respect of Contingent Payments and Holdco Common Shares issuable upon exercise of Warrants and Deducted Warrants) shall have been approved for listing (subject only to official notice of issuance) on NASDAQ;

(e) Valor shall have received an opinion of counsel from Willkie Farr & Gallagher LLP, in form and substance reasonably satisfactory to Valor, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the Closing Date, to the effect that the exchange of Valor Capital Stock for Merger Consideration in the ISR Merger, taken together with the US Merger, will or should qualify as an exchange under Section 351 of the Code; provided, however, that in the event Willkie Farr & Gallagher LLP does not render such opinion, Valor shall accept such an opinion from Latham & Watkins LLP; provided, further, that HW may waive the condition in this Section 9.3(e) (on behalf of Valor) in its sole discretion in the event that the certificates from Valor contemplated by Section 8.21(e) or from certain Valor Shareholders pursuant to Section 3.7 of the Shareholder Support Agreement are not delivered to counsel rendering such opinion or such an opinion is not rendered by either Latham & Watkins LLP or Willkie Farr & Gallagher LLP due to (i) actions undertaken by Valor or any of its Representatives following the Agreement Date or (ii) actions undertaken by the Valor Shareholders that are inconsistent with the Tax certificates to be delivered pursuant to Section 3.7 of the Shareholder Support Agreement; and

(f) HW and Holdco shall have delivered or caused to be delivered all closing deliveries set forth in Sections 3.4 and 3.5.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the ISR Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of HW or the Valor Shareholders:

(a) by duly authorized mutual written consent executed by each of HW and Valor;

(b) by HW or by Valor (by written notice to the other), if the ISR Effective Time shall not have occurred before the one hundred and eightieth (180th) day following the Agreement Date (the “Termination Date”); provided, however, that (i) if on the Termination Date any condition set forth in Section 9.1(b), Section 9.1(e), Section 9.1(f), or Section 9.1(d)) has not been satisfied, and the Closing has not occurred due to the failure of any such condition to be satisfied, then the Termination Date shall be automatically extended, without further action of the parties, until the tenth (10th) business day after the date on which such condition has been satisfied (provided, that in no event shall the Termination Date be extended later than April 1, 2016), and (ii) the right to terminate or extend this Agreement under this Section 10.1(b) shall not be available to HW in the event that the failure of the ISR Effective Time to occur on or before such date principally arises out of or is related to the failure of HW, Holdco, ISR Merger Sub or US Merger Sub to fulfill any obligation under this Agreement, and the right to terminate or extend this Agreement under this Section 10.1(b) shall not be available to Valor in the event that the failure of the ISR Effective Time to occur on or before such date principally arises out of or is related to the failure by Valor to fulfill any obligation under this Agreement;

(c) automatically if there shall be any applicable Law that makes consummation of the Transactions illegal or otherwise prohibited or if any court of competent jurisdiction or Governmental Authority shall have issued an Order or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such Order or ruling or other action shall have become final and non-appealable;

(d) by HW (by written notice to Valor) if (i) any representation or warranty of Valor contained in this Agreement shall be inaccurate or shall have been breached such that the condition set forth in Section 9.2(b) would not be satisfied; or (ii) any of the covenants or obligations of Valor contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 9.2(a) would not be satisfied; provided, however, that if an inaccuracy in or breach of any representation or warranty of Valor or a breach of a covenant by Valor is capable of being cured during the 30-day period after HW notifies Valor in writing of the existence of such inaccuracy or breach (the “Valor Cure Period”), then HW may not terminate this Agreement under this Section 10.1(d) as a result of such inaccuracy or breach prior to the expiration of the Valor Cure Period (it being understood that HW may not terminate this Agreement pursuant to this Section 10.1(d) if any of HW, Holdco, US Merger Sub or ISR Merger Sub is in material breach of any of its obligations under this Agreement or if such breach by Valor is cured such that such conditions would then be satisfied);

(e) by Valor (by written notice to HW) if: (i) any representation or warranty of HW contained in this Agreement shall be inaccurate or shall have been breached such that the condition set forth in Section 9.3(b) would not be satisfied; or (ii) any of the covenants or obligations of HW, Holdco, US Merger Sub or ISR Merger Sub contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 9.3(a) would not be satisfied; provided, however, that if an inaccuracy in or breach of any representation or warranty of HW or a breach of a covenant by any such person is capable of being cured during the 30-day period after Valor notifies HW in writing of the existence of such inaccuracy or breach (the “HW Cure Period”), then Valor may not terminate this Agreement under this Section 10.1(e) as a result of such inaccuracy or breach prior to the expiration of the HW Cure Period (it being understood that Valor may not terminate this Agreement pursuant to this Section 10.1(e) if Valor is in material breach of any of its obligations under this Agreement or if such breach by HW is cured such that such conditions would then be satisfied);

(f) by HW (by written notice to Valor) if, within fifteen (15) days after the Form S-4 Registration Statement is declared effective under the Securities Act, the Required Valor Shareholder Vote has not been obtained;

(g) by HW or by Valor (by written notice to the other) if (i) the HW Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and HW’s stockholders shall have taken a final vote on the Transactions and (ii) the Transactions shall not have been approved at the HW Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required HW Stockholder Vote;

(h) by HW (by written notice to Valor) within fifteen (15) days following the date on which a Change of Recommendation is effected;

(i) by Valor (by written notice to HW) within fifteen (15) days following the date of delivery of the Change of Recommendation Notice to Valor or, if no such notice is provided, within fifteen (15) days following the date on which Valor actually becomes aware that a Change of Recommendation has been effected or has occurred; or

(j) by Valor (by written notice to HW) if HW breaches its obligation to make a loan to Valor pursuant to the provisions of Section 8.23 within ten (10) days following written notice from Valor specifying such breach.

10.2 Effect of Termination. In the event of the valid termination of this Agreement as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of Section 10.1 pursuant to which such termination is made, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of HW, Valor or any other party hereto or any of their respective officers, directors, shareholders or Affiliates, and all rights and obligations of any party hereto shall cease, except for damages and liabilities (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out of pocket costs, and can be based on the actual and/or potential damages incurred in the event such party (or, in the case of Valor, the Participating Rights Holders or the Founders) would not receive the benefit of the bargain as set forth in this Agreement, taking into consideration relevant matters including other transactions or other opportunities and the time value of money) arising from fraud; provided, (a) that the provisions of this Article 10, Article 12 and the Confidentiality Agreement shall survive the termination of this Agreement for any reason; and (b) in the event that this Agreement is terminated pursuant to Section 10.1, then HW shall, within three (3) business days of the date on which written notice of such termination is provided, make a loan to Valor in a principal amount equal to $30,000,000 pursuant to the Convertible Promissory Note in the form of Exhibit G attached hereto (the “HW Termination Note”) as Valor’s sole and exclusive remedy under this Agreement, other than damages and liabilities arising from fraud. The parties each agree that this Section 10.2 is an integral part of the Transactions, and that, without the agreements in this Section 10.2, Valor would not have entered into this Agreement.

ARTICLE 11

INDEMNIFICATION AND SET-OFF RIGHTS

11.1 Indemnification by Holdco. Subject to the limitations set forth in Section 11.5 hereof, from and after the ISR Effective Time, Holdco will indemnify, defend and hold harmless each of the Valor Shareholders, the other Participating Rights Holders and the Founders and each of their respective Affiliates, from and against any and all Damages to the extent arising out of or resulting from any breach by Holdco or HW of any representation, warranty, covenant, agreement, obligation or undertaking made by Holdco, HW, US Merger Sub, ISR Merger Sub, the US Surviving Corporation or the ISR Surviving Company in this Agreement (including any certificate delivered hereunder).

11.2 Indemnification by the Participating Rights Holders and Founders; Holdco Set-Off Rights. Subject to the limitations set forth in Section 11.5 hereof, by virtue of the adoption of this Agreement and the approval of the Transactions by the Valor Shareholders, from and after the ISR Effective Time, each of the Participating Rights Holders and each of the Founders (regardless of whether or not such Participating Rights Holder has actually voted his, her or its Securities of Valor in favor of the adoption of this Agreement and the approval of the ISR Merger) shall severally and with respect to himself, herself or itself only, in accordance with and only to the extent of each such Person’s Pro Rata Share of the Escrowed Shares and Pro Rata Share of portions of the CE Mark Contingent Payment, the First-in-Man Contingent Payment and the Net Sales Contingent Payment prior to the payment thereof, if any and as applicable, to indemnify, defend and hold harmless Holdco, its Affiliates, including the ISR Surviving Company and the US Surviving Corporation (collectively, the “Holdco Indemnitees”), from and against any and all Damages to the extent arising out of or resulting from:

(a) any breach by Valor of any representation or warranty made by Valor in this Agreement or in any certificate delivered by Valor pursuant to this Agreement; provided, that for purposes of determining the amount of Damages with respect to any such breach of representations or warranties (but not whether such breach exists), such Damages shall be determined, in each case, as if all qualifications as to materiality, including, each reference to the defined term Material Adverse Effect, were deleted from such representations and warranties;

(b) any breach by Valor of any covenant, agreement, obligation or undertaking made by Valor in this Agreement that is to be performed at or prior to Closing;

(c) regardless of any disclosure on the Valor Disclosure Schedule, any claim, allegation or assertion by a third party that (i) the operation of the Valor Business prior to the ISR Effective Time, or (ii) the development, use, manufacture, marketing, distribution, import or sale of Valor Products by Holdco and its Affiliates, including the ISR Surviving Company and the US Surviving Corporation, prior to or after the ISR Effective Time, infringes, misappropriates or otherwise violates any Intellectual Property of any third party, except in each case, to the extent that the Indemnifying Party is able to demonstrate that (A) such infringement, misappropriation or violation arose in whole or in part from modifications or additions made to such Valor Products, including any modifications or additions to the manufacture or actual or anticipated use thereof, by Holdco and its Affiliates, including the US Surviving Corporation but excluding the ISR Surviving Company (to the extent such modifications or additions were made by the Israeli Technology Center other than at the request of Holdco or any of its Affiliates), after the ISR Effective Time (except to the extent that the Indemnified Party is able to demonstrate that such specific modifications or additions, including any such specific modifications or additions to manufacturing or use, were documented as included or incorporated within the design of a Valor Product by Valor prior to the ISR Effective Time or required by Holdco to be actually reduced to practice pursuant to this Agreement), and (B) such Valor Products would not infringe, misappropriate or violate such Intellectual Property but for such modifications or additions (collectively, the “Intellectual Property Claims”);

(d) regardless of any disclosure on the Valor Disclosure Schedule, (i) any underwithholding of Taxes with respect to such Participating Rights Holder or Founder in connection with the Transactions due to a misrepresentation or action by such Participating Rights Holder or Founder (provided, however, that the indemnification obligations of each Participating Rights Holder or Founder under this Section 11.2(d)(i) shall be limited to (x) Taxes of such Participating Rights Holder or such Founder and (y) such Participating Rights Holder’s or such Founder’s Pro Rata Share of the Escrowed Shares and Contingent Payments and in no event shall any other Participating Rights Holder or Founder have any liability under this Section 11.2(d)(i) in respect thereof), (ii) any Taxes of or owed by Valor or any of its Subsidiaries in respect of any Pre-Closing Tax Period other than any such Taxes (A) set forth as liabilities on the face of the latest balance sheet (rather than in any notes thereto) included in the Valor Financial Statements delivered to HW prior to the date hereof (including, without limitation, any payroll and social security Taxes included in the “other accounts payable” line item therein) or (B) incurred after the date of such latest balance sheet through the Closing Date in the ordinary course in accordance with the past custom and practice of Valor and its Subsidiaries in an amount consistent with amounts reflected on such latest balance sheet (including, without limitation, any payroll and social security Taxes included in the “other accounts payable” line item therein), and (iii) Taxes for which Valor or any of its Subsidiaries (or any predecessor thereof) is held liable under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date (collectively, the “Tax Claims”);

(e) regardless of any disclosure on the Valor Disclosure Schedule, any claims made by, through or on behalf of any Participating Rights Holder, any Founder or other person relating to the entitlement to, or allocation of the Merger Consideration among the Participating Rights Holders and the Founders, including with respect to the transactions described in Section 8.11 (the “Merger Consideration Claims”); or

(f) any claims in respect of any portion of the OCS Amount that has not been paid prior to the twelve (12) month anniversary of the ISR Effective Time to the OCS pursuant to Section 8.8(b), and any additional amounts required to be paid to the OCS in connection with obtaining the OCS Settlement (any such claims, the “OCS Claims”).

The ability of Holdco to recover any Damages under this Section 11.2 shall represent an express contract right to reduce the amount of the First-in-Man Contingent Payment, the CE Mark Contingent Payment and the Net Sales Contingent Payment, if any, in accordance with Section 11.4, but subject to the limitations in this Article 11, and nothing in this Article 11 shall be deemed to require Holdco and its Affiliates, including the ISR Surviving Company and the

US Surviving Corporation, to obtain jurisdiction over any Participating Rights Holder or Founder, or pursue any process in connection therewith beyond that expressly required by the terms of Section 11.3 or Section 11.4.

11.3 Third-Party Claims.

(a) In the event that any Indemnified Party desires to make a claim against an Indemnifying Party (which term shall be deemed to include all Indemnifying Parties if more than one) in connection with any third party Action for which it may seek indemnification hereunder (a “Third-Party Claim”), the Indemnified Party will promptly notify the Indemnifying Party (or, if the Indemnifying Parties are the Participating Rights Holders and the Founders, the Shareholder Representative), of such Third-Party Claim and of its claims of indemnification with respect thereto; provided, that failure to promptly give such notice will not relieve the Indemnifying Party of its indemnification obligations under hereunder, except to the extent, if any, that the Indemnifying Party has actually been prejudiced thereby.

(b) Subject to Section 11.3(e), the Indemnifying Party will, upon its written confirmation of its obligation to indemnify the Indemnified Party with respect to such Third-Party Claim, have the right to assume the defense of the Third-Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party by written notice to the Indemnified Party within thirty (30) days after the Indemnifying Party has received notice of the Third-Party Claim; provided, however, that the Indemnifying Party must continue to conduct the defense of the Third-Party Claim with reasonable diligence thereafter in order to preserve its rights to control such defense; and provided, further, that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense (but not control such defense) of the Third-Party Claim.

(c) The Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (which consent will not be unreasonably conditioned, withheld or delayed), provided that the Indemnified Party’s consent shall not be required if the judgment or proposed settlement (i) includes an unconditional release of all liability of the applicable Indemnified Parties with respect to such Third-Party Claim, (ii) involves only the payment of money damages that are fully covered by the Indemnifying Party (including amounts deemed to be paid pursuant to a future set-off), and (iii) does not impose an injunction or other equitable relief upon the Indemnified Party or subject the Indemnified Party to criminal liability. The Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim (including any Holdco-Handled Claim) without the prior written consent of the Indemnifying Party (which consent will not be unreasonably conditioned, withheld or delayed by the Indemnifying Party); provided, that no such consent of the Indemnifying Party shall be required for any settlement of a Third-Party Claim which involves only a license of Intellectual Property which is permitted pursuant to clause (i) of the proviso in Section 1.6(f)(iii) or for which the Indemnified Party no longer seeks indemnification under this Article 11.

(d) In the event that the Indemnifying Party fails to assume or has no further right to conduct the defense of any Third-Party Claim in accordance with Section 11.3(b) or is not entitled to assume the defense of any Third-Party Claim pursuant to Section 11.3(e), (i) the

Indemnified Party may defend against the Third-Party Claim in any manner it reasonably may deem appropriate but shall not be entitled to consent to the entry of any judgment or enter into any settlement with respect to such Third-Party Claim without the prior written consent of the Indemnifying Party (which consent will not be unreasonably conditioned, withheld or delayed); provided, however, that, the Indemnifying Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim, and (ii) Holdco shall retain all remedies to which it is entitled under this Article 11 (including set-off against portions of the CE Mark Contingent Payment, the First-in-Man Contingent Payment and the Net Sales Contingent Payment, if any, in accordance with Section 11.4, subject to the limitations in this Article 11).

(e) Notwithstanding the foregoing, the Indemnifying Party shall not have the right to assume the defense of a Third-Party Claim if (i) such Third-Party Claims relates to any Intellectual Property Claims, or (ii) such Third-Party Claim principally seeks injunctive relief, specific performance, or seeks to impose any criminal liability on the Indemnified Party (the matters described in clauses (i) and (ii), collectively, the “Holdco-Handled Claims”). Except to the extent that any such disclosure could cause a waiver of applicable attorney-client privilege, the Shareholder Representative shall have the right, upon its reasonable request, to monitor the progress of Holdco-Handled Claims, to review on a timely basis all pleadings and other filings relating thereto and to discuss with counsel to Holdco such matters relating to Holdco-Handled Claims as may be reasonably appropriate. Holdco and its Affiliates shall pursue in good faith, through counsel of their selection, the prosecution, defense or settlement of all Holdco-Handled Claims until such time, if any, that Holdco shall elect not to pursue indemnification with respect to such Third-Party Claim. The Indemnifying Party will remain responsible for any Damages of Holdco as a result of such Holdco-Handled Claims to the extent subject to indemnification under this Article 11, and Holdco and its Affiliates, including the ISR Surviving Company and the US Surviving Corporation, shall retain all remedies to which they are entitled under this Article 11 (including set-off against the Contingent Payments, subject to the limitations in this Article 11).

11.4 Payment of Claims.

(a) In the event of any bona fide claim for indemnification hereunder, including a Third-Party Claim, the Indemnified Party will provide to the Indemnifying Party a certificate signed by any officer of the Indemnified Party (an “Officer’s Certificate”) stating that Damages have been incurred, or are reasonably expected to be incurred, or are claimed by a third party to be or have been incurred with respect to the indemnification obligations of the Indemnifying Party set forth in Article 11, specifying, in reasonable detail and to the extent known to the Indemnified Party in each case: (i) the amount of such Damages that have been incurred at the time of the delivery of the Officer’s Certificate (or a reasonable estimate of such Damages) and, to the extent known, the amount of Damages that are expected to be incurred (or a reasonable estimate of such Damages), (ii) the individual items of such Damages included in the amount so stated, (iii) the date of the occurrence of each such item, and (iv) the nature of the misrepresentation, breach of warranty, covenant or claim to which such item is related and the specific representation, warranty, covenant or obligation in this Agreement to which the claim for such misrepresentation or breach relates. The Officer’s Certificate shall be accompanied with a copy of all court filings with respect to a Third-Party Claim. The Indemnifying Party will have a period of thirty (30) days within which to respond in writing to any claim by an Indemnified

Party on account of a Damage that does not result from a Third-Party Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party will be deemed to have rejected such claim, in which event the Indemnified Party will be entitled to pursue such remedies as may be available to the Indemnified Party. In order to satisfy any indemnification obligations of the Participating Rights Holders and the Founders with respect to any claim for indemnification pursuant to this Article 11, the Holdco Indemnitees shall recover any Damages that are finally determined to be payable hereunder, subject to the limitations in this Article 11, from the Escrowed Shares (to the extent not yet released) or amounts set-off with respect to a claim for indemnification from portions of certain Contingent Payments in accordance with this Section 11.4 whether or not such Contingent Payments are then required to be paid; provided that set-off with respect to Intellectual Property Claims shall only be from the Net Sales Contingent Payment; provided, further that if the OCS Claims remain outstanding as of the date of the release of the Escrowed Shares, an amount equal to the OCS Maximum Amount shall remain in escrow until the OCS Settlement is obtained and the OCS Claims are finally determined. Notwithstanding any other provision herein or in the Escrow Agreement, the Holdco Indemnitees shall only be entitled to recover any Damages for Intellectual Property Claims from amounts set-off from the Net Sales Contingent Payment. All such recoveries from the Escrowed Shares or set-offs against such Contingent Payments shall be made on a pro rata basis from all Participating Rights Holders and all Founders in accordance with each such Person’s Pro Rata Share. For purposes of determining the value of any Holdco Common Shares used to satisfy indemnification claims made by Holdco Indemnitees under this Agreement, each such share shall be deemed to have a value equal to the Reference Market Value on the date of issuance; provided, however, that in the case of any Escrowed Shares used to satisfy an indemnification claim made by the Holdco Indemnitees under this Agreement, such share shall be deemed to have a value equal to the Reference Market Value on the date of such indemnification claim. For the avoidance of doubt, once the Escrowed Shares or Contingent Payments have been actually paid to the Participating Rights Holders and the Founders, absent fraud, Holdco shall have no right of recovery against such Escrowed Shares or Contingent Payments or the Participating Rights Holders and the Founders in respect thereof pursuant to this Agreement (including this Article 11). Other than in the case of fraud by such Person, in no event shall any Participating Rights Holder or any Founder have any personal liability above and beyond such Person’s Pro Rata Share of the Escrowed Shares or such Person’s Pro Rata Share of portions of Contingent Payments set-off for Damages recoverable hereunder. Any indemnification obligations of Holdco pursuant to this Article 11 shall be paid to the Participating Rights Holders and the Founders as Contingent Payments, at Holdco’s election either (x) in cash or (y) in Holdco Common Shares valued at the Reference Market Value on the date of issuance, or (z) through a combination of the methods specified in clauses (x) and (y). The parties agree that to the greatest extent permitted by Law the payment of any indemnity hereunder shall be treated as an adjustment to the Merger Consideration and Founders’ Portion for Tax purposes.

(b) Subject to the limitations in Section 11.5, Holdco shall be entitled to reduce certain Contingent Payments by the amount of any Damages that have been incurred or suffered, or are reasonably likely to be incurred or suffered, by any Holdco Indemnitee to the extent that any Holdco Indemnitee has asserted an indemnification claim for such Damages hereunder (including any such Damages in respect of any Third-Party Claim); provided, that if the Indemnifying Party has rejected or has deemed to have rejected such claim hereunder and any such Contingent Payment is otherwise due and payable pursuant to the terms hereof, Holdco shall deposit the contested portion of such Contingent Payment with the Escrow Agent, which the Escrow Agent shall hold in a segregated account until such time as such claim has been finally resolved pursuant to the terms of the Escrow Agreement and shall thereafter distribute such Contingent Payment pursuant to the terms of the Escrow Agreement.

(c) Notwithstanding anything to the contrary herein, the Shareholder Representative shall have the right, but not the obligation, to fulfill any indemnification obligations of the Participating Rights Holders and the Founders to any Holdco Indemnitee hereunder by payment of cash to Holdco. In the event that any such indemnification obligation hereunder is so fulfilled by payment of cash, any Escrowed Shares or Contingent Payments in respect of such indemnification obligations shall promptly be deposited by the Escrow Agent or Holdco, as the case may be, with the Exchange Agent for further distribution to the Participating Rights Holders and the Founders in accordance with each such Person’s Pro Rata Share. Any costs, fees and expenses incurred by the Shareholder Representative in connection with fulfilling any indemnification obligations by payment of cash, including in respect of premiums, deductibles, retention amounts and other fees associated with any representation and warranty or other insurance policy obtained the Shareholder Representative, shall be deemed Shareholder Representative Expenses hereunder.

11.5 Limitations of Liability.

(a) Threshold. The Participating Rights Holders and the Founders will not be required to indemnify any Holdco Indemnitee pursuant to Section 11.2(a): (i) unless any claim or series of related claims involves Damages in excess of $25,000 (the “Mini-Basket”) and if such Damages do not exceed the Mini-Basket, such Damages shall not be applied to or considered for the Threshold or otherwise for the purposes of aggregating the amount of Damages under this Section 11.5(a); and (ii) until such time as the aggregate amount of Damages under Section 11.2(a), actually paid or incurred, for which the Holdco Indemnitees are otherwise entitled to indemnification pursuant to this Agreement exceeds $2,500,000 (the “Threshold”), at which time the Participating Rights Holders and the Founders shall only be obligated to indemnify the Holdco Indemnitees for any Damages under Section 11.2(a) in excess of the Threshold. Notwithstanding anything to the contrary in this Section 11.5, the threshold limits imposed by this Section 11.5(a) shall not apply to any Damages arising out of or in connection with (A) any breach by Valor of any Special Representations, (B) any Special Claims, and (C) fraud. In addition, any Damages described in the foregoing sentence shall not count towards the Threshold for purposes of determining whether the threshold limits have been exceeded. Notwithstanding anything to the contrary in this Agreement, in no event shall the Participating Rights Holders or the Founders be required to indemnify any Holdco Indemnitee under Section 11.2(a) for the inability to utilize any Valor Tax Attribute in a Tax period (or portion thereof) after the Closing Date.

(b) Time Limit. All agreements, covenants and other obligations in this Agreement shall survive the Closing and the Effective Time; provided that no Indemnifying Party will be liable for any Damages hereunder with respect to any covenant, agreement, obligation or undertaking that is to be performed at or prior to the Closing unless a written claim for indemnification is given by an Indemnified Party to Holdco or the Shareholder Representative,

as applicable, with respect thereto prior to the twelve (12) month anniversary of the Closing Date. All representations and warranties of HW in this Agreement or any certificate delivered by HW pursuant to this Agreement shall terminate and expire as of the Effective Time, and any liability of Holdco with respect to such representations and warranties shall thereupon cease, other than with respect any Damages arising out of or in connection with fraud. All representations and warranties of Valor in this Agreement or any certificate delivered by Valor or the Shareholder Representative pursuant to this Agreement shall survive the Closing and shall expire on, and no Indemnifying Party will be liable for any Damages hereunder with respect to a breach of such representations and warranties unless a written claim for indemnification is given by an Indemnified Party to the Shareholder Representative with respect thereto prior to the twelve (12) month anniversary of the Closing Date (the “Escrow Release Date”); provided, that (i) the Special Representations and the representations or warranties in Section 4.14 shall survive, and indemnification claims with respect thereto may be made, until the sixtieth (60th) day following the expiration of the applicable statute of limitations (giving effect to any extensions or tolling thereof required by a Governmental Authority) for the claim or matter upon which the indemnification claim is based (which shall be the statute of limitations applicable to a Third Party Claim, in the event of a Third Party Claim). All other indemnification claims under Section 11.2, including any Special Claims and OCS Claims, may be made until the sixtieth (60th) day following the expiration of the applicable statute of limitations (giving effect to any extensions or tolling thereof required by a Governmental Authority) or the claim or matter upon which the indemnification claim is based (which shall be the statute of limitations applicable to a Third Party Claim, in the event of a Third Party Claim); provided, further, that Intellectual Property Claims shall survive, and claims with respect thereto may be made, until the date on which the Net Sales Contingent Payment is due. Notwithstanding anything to the contrary herein, any claims based on fraud shall survive for the period provided by applicable Law. Notwithstanding the foregoing, if at any time prior to the applicable expiration date set forth above any Indemnified Party delivers a written claim for indemnification to the Indemnifying Party (or, if the Indemnifying Party is the Participating Rights Holders, the Shareholder Representative), then the claim asserted by such Indemnified Party shall survive until such time as such claim is fully and finally resolved.

(c) Maximum Liability. The parties specifically agree that, notwithstanding any provision of this Agreement to the contrary:

(i) the maximum aggregate liability of the Participating Rights Holders and the Founders under this Agreement under Section 11.2 shall be (w) the Escrowed Shares, (x) ten percent (10%) of the Holdco Common Shares included in the CE Mark Contingent Payment in the event that the CE Mark Milestone is achieved following the Closing Date, (y) ten percent (10%) of the Holdco Common Shares included in the First-in-Man Contingent Payment and (z) ten percent (10%) of the Net Sales Contingent Payment that, in the case of clauses (x), (y) and (z), becomes payable hereunder, except Damages arising out of (A) Special Representations or Special Claims (which are subject to the limitations in Section 11.5(c)(iv)), (B) Intellectual Property Claims (which are subject to the limitations in Section 11.5(c)(ii), or (C) fraud, shall in each case not be limited to such amounts;

(ii) the ability of the Holdco Indemnitees to recover for any Intellectual Property Claim shall be limited to fifty percent (50%) of the aggregate amount of Damages of the Holdco Indemnitees related to or arising out of such Intellectual Property Claim, and the maximum aggregate liability of the Participating Rights Holders and Founders for Damages arising out of all Intellectual Property Claims (however calculated, and whether or not assessed with respect to any sales of Valor Products) shall not exceed the lesser of (x) an amount equal to five percent (5%) of aggregate Net Sales for the Valor Products to which such Intellectual Property Claims relate and (y) $50,000,000, except for Damages arising out of fraud;

(iii) the maximum aggregate liability of the Participating Rights Holders (including the Obligated Valor Shareholder) and the Founders under this Agreement under Section 11.2(f) shall be the OCS Maximum Amount;

(iv) the maximum aggregate liability of the Participating Rights Holders and the Founders under this Agreement under Section 11.2 (including Damages arising out of Special Representations, Special Claims (other than Intellectual Property Claims) and OCS Claims) shall be (w) the Escrowed Shares, (x) ten percent (10%) of the Holdco Common Shares included in the CE Mark Contingent Payment in the event that the CE Mark Milestone is achieved following the Closing Date, (y) ten percent (10%) of the Holdco Common Shares included in the First-in-Man Contingent Payment, and (z) one hundred percent (100%) of the Net Sales Contingent Payment that becomes payable hereunder, except for any Damages arising out of fraud; and

(v) the maximum aggregate liability of Holdco, HW, US Merger Sub, ISR Merger Sub, the US Surviving Corporation or the ISR Surviving Company under this Agreement (including for breaches under Section 1.6) shall be the Merger Consideration and the Founders’ Portion, except for any Damages arising out of fraud.

(d) Insurance Proceeds; Tax Netting. Any Damages payable hereunder shall be reduced by any insurance, third-party indemnity, contribution or similar proceeds actually received by any Holdco Indemnitee in respect of such Damages, after application of any applicable deductible or retention amounts, cost of recovery and any increase in premiums (including retroactive premium increases). The parties agree that if any Holdco Indemnitee recovers any insurance, third-party indemnity, contribution or similar proceeds in respect of Damages subsequent to such Holdco Indemnitee’s recovery for such Damages hereunder, such proceeds shall promptly be remitted by such Holdco Indemnitee to the Indemnifying Party. Any Damages payable hereunder shall be reduced by any Tax benefits actually realized by Holdco in the year such Damages were incurred in respect of such Damages, determined on a with and without basis.

(e) Mitigation. Each Indemnified Party shall use commercially reasonable efforts to mitigate any Damages for which indemnification may be sought hereunder upon and after becoming aware of any facts, matters, failures or circumstances that would reasonably be expected to result in any Damages that are indemnifiable hereunder. Holdco shall use, and shall cause its Affiliates and the other Holdco Indemnitees to use, commercially reasonable efforts to seek full recovery under all insurance, third-party indemnity, contribution or similar provisions or agreements covering any Damages to the same extent as it would if such Damages were not subject to indemnification hereunder.

11.6 Right to Bring Action; No Contribution. Notwithstanding anything in this Article 11 or elsewhere in this Agreement to the contrary, only the Shareholder Representative shall have the right, power and authority to commence any action, suit or proceeding, including any arbitration proceeding, by and on behalf of any or all Participating Rights Holders or the Founders against Holdco and its Affiliates, including the ISR Surviving Company and the US Surviving Corporation, or any other Holdco Indemnitee, and in no event shall any Participating Rights Holder or Founder himself, herself or itself have the right to commence any action, suit or proceeding, including any arbitration proceeding, against Holdco and its Affiliates, including the ISR Surviving Company and the US Surviving Corporation, or any other Holdco Indemnitee, in each case other than any such action, suit or proceeding, including any arbitration proceeding, in connection with such Participating Rights Holder’s or such Founder’s right to receive Merger Consideration or the Founders’ Portion. Each Participating Rights Holder and Founder waives, and acknowledges and agrees that such Participating Rights Holder or Founder shall not have and shall not exercise or assert (or attempt to exercise or assert), other than in connection with any such Person’s status as a D&O Indemnified Party, any right of contribution, right of indemnity or other right or remedy against Holdco and its Affiliates, including the ISR Surviving Company and the US Surviving Corporation, in connection with any indemnification obligation or any other liability to which such Participating Rights Holder or Founder may become subject under or in connection with this Agreement.

11.7 Sole Remedy. The parties hereto acknowledge and agree that, except for the remedies set forth in Sections 1.5, 1.7 and 12.5 and fraud, if the Closing occurs, the sole and exclusive remedy of the parties hereto following the Closing with respect to any and all claims arising out of or related to the Transactions shall be pursuant to the provisions set forth in this Article 11. Notwithstanding anything to the contrary herein, the parties hereto acknowledge and agree that, except in the case of fraud, the sole and exclusive remedy of any Holdco Indemnitee for Intellectual Property Claims shall be pursuant to Section 11.2(c).

11.8 Certain Other Matters. Following recovery for any Damages hereunder by an Indemnified Party, the Indemnified Party will, to the extent of such recovery, be subrogated to all rights of the Indemnifying Party against any third Person (other than any Taxation Authority) in respect of the Damages to which such recovery related.

ARTICLE 12

GENERAL PROVISIONS

12.1 Notices. All notices, claims and demands hereunder, and all other communications which are required to be given in writing pursuant to this Agreement, shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by a commercial delivery service or by facsimile (received at the facsimile machine to which it is transmitted prior to 5:00 p.m., local time, on a business day for the party to which it is sent, or if received after 5:00 p.m., local time, as of the next business day) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.1) or by email (received at the email address to which it is sent prior to 5:00 p.m., local time, on a business day for the party to which it is sent, or if received after 5:00 p.m., local time, as of the next business day):

if to HW, Holdco, ISR Merger Sub, US Merger Sub, the ISR Surviving Company or the US Surviving Corporation:

HeartWare International, Inc.

500 Old Connecticut Path

Framingham, MA 01701

Attention: Chief Financial Officer

Facsimile: (508) 739-0948

Email: pmcaree@heartware.com

with a copy to (which shall not constitute notice):

HeartWare International, Inc.

500 Old Connecticut Path

Framingham, MA 01701

Attention: General Counsel

Facsimile: (508) 739-0948

Email: lknopf@heartware.com

if to Valor:

Valtech Cardio, Ltd.

3 Commonwealth Avenue

Boston, MA 02116

Attention: Lawrence C. Best

Email: bestlc@comcast.net

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Attention:	Morgan D. Elwyn
Thomas Mark
Facsimile:	(212) 728-8111
Email:	melwyn@willkie.com
tmark@willkie.com

with an additional copy to (which shall not constitute notice):

Goldfarb Seligman & Co.

98 Yigal Alon Street

Tel Aviv, Israel

Attention: Adam M. Klein

Facsimile: +972 (3) 608-9855

Email: adam.klein@goldfarb.com

and if to the Shareholder Representative:

Valor Shareholder Representative, LLC

3 Commonwealth Avenue

Boston, MA 02116

Attention: Lawrence C. Best

Email: bestlc@comcast.net

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

Attention:	Morgan D. Elwyn
Thomas Mark
Facsimile:	(212) 728-8111
Email:	melwyn@willkie.com
tmark@willkie.com

12.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

12.3 Entire Agreement; Assignment. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

12.4 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, including its successors and permitted assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided however, that (i) the Participating Rights Holders and the Founders shall be express third-party beneficiaries for purposes of Holdco’s obligations under Sections 1.6, 1.7, and Article 3 of this Agreement; (ii) the Indemnified Parties shall be express third-party beneficiaries for purposes of Article 11 of this Agreement; and (iii) the former officers and directors of Valor and its Subsidiaries shall be express third-party beneficiaries for purposes of Section 8.18 of this Agreement.

12.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that each party, without the necessity of posting bond or other undertaking, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof (including the parties’ obligations to consummate the Transactions (including the ISR Merger and the US Merger), and Holdco’s obligation to pay, and the right to receive the Merger Consideration by the Participating Rights Holders and the Founders’ Portion by the Founders, as applicable), in addition to any other remedy at law or equity (provided, for the avoidance of doubt, that the issuance of the HW Termination Note hereunder, as applicable, shall, except as expressly provided herein in the case of fraud, be the sole and exclusive remedy under this Agreement for the applicable termination contemplated thereby). In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives any defense or counterclaim, that there is an adequate remedy at law.

12.6 Release. By virtue of the adoption of this Agreement and the approval of the Transactions by the Valor Shareholders, from and after the ISR Effective Time, each of the Participating Rights Holders (regardless of whether or not such Participating Rights Holder has actually voted his, her or its Securities of Valor in favor of the adoption of this Agreement and the approval of the ISR Merger) and Founders shall be deemed to have agreed, effective upon the Closing and in consideration of the Merger Consideration and the Founders’ Portion, and for other good and valuable consideration which are hereby acknowledged, each Participating Rights Holder and Founder (on behalf of itself and its successors and assigns (the “Releasing Persons”)) hereby irrevocably waives, releases and discharges Holdco, HW, ISR Merger Sub, US Merger Sub, the US Surviving Corporation, the ISR Surviving Company, Valor, and their respective Subsidiaries, family members, heirs and affiliates and each of their respective past, present and future direct or indirect Affiliates, successors, predecessors, officers, directors, managers, partners, members, stockholders, equityholders, limited and general partners, employees, agents, representatives, attorneys and assigns (collectively, the “Released Persons”) from any and all claims, actions, causes of action, debts, damages, losses, liabilities or obligations of any kind or nature whatsoever that any of the Releasing Persons now has, has ever had, or may hereafter have, against any Released Person, in each case solely in respect of the Releasing Person’s capacity as a holder of Securities of Valor or Interests in Mitral, as applicable, arising from or relating to actions, failures to act or circumstances in effect or occurring prior to the Closing, in each case, whether absolute or contingent, asserted or unasserted, express or implied, matured or unmatured, liquidated or unliquidated, known or unknown, suspected or unsuspected, and whether arising at equity or under any Law, agreement or understanding or otherwise, including, without limitation, claims of fiduciary duties against any director, officer or manager of Valor or its Subsidiaries or any holder of Securities or Interests in Mitral and all liabilities, obligations and claims relating to Securities of Valor or Interests in Mitral (collectively, the “Holder Related Claims”). Notwithstanding the foregoing, in no event shall this Section 12.6 release or otherwise affect (nor shall Holder Related Claims be deemed to include) any rights of any Releasing Persons pursuant to (x) such Person’s status as a stockholder of Holdco; (y) this Agreement and the Related Agreements any other certificate, document or instrument executed or delivered pursuant to this Agreement or any Related Agreement, or (z) fraud (the Holder Related Claims, in each case, excluding the claims described in this sentence, are referred to herein as the “Released Claims”). Each Releasing Person agrees that no Releasing Person shall bring any claims, actions or suits against, or seek to recover any amounts in connection with any Released Claims or under any Released Claims from, Holdco, HW, ISR Merger Sub, US Merger Sub, the US Surviving Corporation, the ISR Surviving Company, Valor or its Subsidiaries or any of the other Released Persons.

12.7 Governing Law. This Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without reference to conflict of laws principles thereof that would require the application of the Laws of any other jurisdiction; provided that all matters relating to the ISR Merger shall be governed by Israeli Companies Law.

12.8 Consent to Jurisdiction.

(a) EACH OF HW, VALOR, HOLDCO, ISR MERGER SUB, US MERGER SUB AND THE SHAREHOLDER REPRESENTATIVE HEREBY IRREVOCABLY SUBMITS, AND WAIVES ANY OBJECTION BASED ON LACK OF VENUE, IMPROPER VENUE, INCONVENIENT FORUM OR LACK OF PERSONAL JURISDICTION, TO THE EXCLUSIVE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT DOES NOT TAKE JURISDICTION, TO THE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE), FOR THE PURPOSE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND EACH OF HW, VALOR, HOLDCO, ISR MERGER SUB, US MERGER SUB AND THE SHAREHOLDER REPRESENTATIVE HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED EXCLUSIVELY IN THE CHANCERY COURT OF THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT DOES NOT TAKE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE SITTING IN THE CITY OF WILMINGTON). EACH OF HW, VALOR, HOLDCO, ISR MERGER SUB, US MERGER SUB AND THE SHAREHOLDER REPRESENTATIVE AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR, PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(b) EACH OF HW, VALOR, HOLDCO, ISR MERGER SUB, US MERGER SUB AND THE SHAREHOLDER REPRESENTATIVE IRREVOCABLY CONSENTS TO, AND

WAIVES ANY BASIS FOR OBJECTION TO THE SERVICE OF THE SUMMONS AND COMPLAINT AND ANY OTHER PROCESS IN ANY OTHER ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ON BEHALF OF ITSELF OR ITS PROPERTY, BY THE PERSONAL DELIVERY OF COPIES OF SUCH PROCESS TO SUCH PARTY. NOTHING IN THIS SECTION 12.8 SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

12.9 Waiver of Jury Trial. EACH OF HW, VALOR, HOLDCO, ISR MERGER SUB, US MERGER SUB AND THE SHAREHOLDER REPRESENTATIVE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

12.10 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes,” or “including” appears in this Agreement, it shall be deemed in each instance to be followed by the words “without limitation.” Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the nearest fourth decimal place. When required by applicable Law or the interpretation thereof, the words “share capital” shall mean “capital stock” and vice versa and the words “stockholder” shall mean “shareholder” and vice versa.

12.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by electronic mail with a pdf scanned attachment) in one (1) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which when taken together shall constitute one and the same agreement.

12.12 Fees and Expenses. Except as provided in Sections 1.5(b), 3.2(a)(i), 3.7, 7.3, 8.9, 10.2, 11.1 and 11.2, all costs and expenses incurred in connection with this Agreement and the Transactions by Valor, or incurred by the Participating Rights Holders and the Founders for which Valor is responsible for, shall be paid by Valor (including by deduction of Transaction Costs as part of the Closing Adjustment Amount). All costs and expenses incurred in connection with this Agreement and the Transactions by Holdco, US Merger Sub, ISR Merger Sub or HW shall be paid by HW.

12.13 Amendment. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by their respective Boards of Directors at any time prior to the ISR Effective Time, whether before or after the Required HW Stockholder Vote or the Required Valor Shareholder Vote has been obtained; provided, however, that after the Required HW Stockholder Vote or the Required Valor Shareholder Vote, as applicable, has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval by the shareholders of HW or the shareholders of Valor, as applicable, without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

12.14 Waiver. At any time prior to the ISR Effective Time, HW and Valor may agree to (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, or (c) waive compliance by the other party, as the case may be, with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

12.15 Privilege; Waiver of Conflicts. Each member of the Holdco Group (including, after the ISR Effective Time, the ISR Surviving Company) agrees that from and after the Closing Date, it and shall take all steps necessary to ensure that any privilege attaching as a result of Willkie Farr & Gallagher LLP and Goldfarb Seligman & Co. (collectively, “Prior Valor Counsel”), in connection with the ISR Merger or the Transactions, shall survive the Closing and shall remain in effect, provided that from and after the Closing such privilege shall be controlled by the Participating Rights Holders and not the ISR Surviving Company or any other member of the Holdco Group. In addition, each member of the Holdco Group (including, after the ISR Effective Time, the ISR Surviving Company) waives any conflicts that may arise in connection with (i) Prior Valor Counsel representing the Participating Rights Holders, the Founders or the Shareholder Representative after the Closing in connection with any matters or disputes regarding this Agreement and the Related Agreements and (ii) the communication by Prior Valor Counsel to Participating Rights Holders, the Founders or the Shareholder Representative, in such representation, of any fact known to Prior Valor Counsel, including in connection with any negotiation, arbitration, mediation, litigation or other proceeding in any way related to a dispute regarding this Agreement or the Related Agreements with any member of the Holdco Group (including, after the ISR Effective Time, the ISR Surviving Company) following the Closing, and the disclosure of any such fact in connection with any process undertaken for the resolution of such dispute. Each member of the Holdco Group (including, after the ISR Effective Time, the ISR Surviving Company) acknowledges that it has had the opportunity to discuss and obtain adequate information concerning the significance and material risks of, and reasonable available alternatives to, the waivers, permissions and other provisions of this Section 12.15, including the opportunity to consult with counsel other than Prior Valor Counsel. This Section 12.15 is for the benefit of the Participating Rights Holders, the Founders and the Shareholder Representative, and the Participating Rights Holders, the Founders and the Shareholder Representative are intended third-party beneficiaries of this Section 12.15, and the Prior Valor Counsel shall be entitled to enforce such provisions on behalf of such parties.

(THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HEARTWARE INTERNATIONAL. INC.

By:	/s/ Douglas Godshall
Name:	Douglas Godshall
Title:	President and Chief Executive Officer

VALTECH CARDIO, LTD.

By:	/s/ Amir Gross
Name:	Amir Gross
Title:	Chief Executive Officer

HW GLOBAL, INC.

By:	/s/ Douglas Godshall
Name:	Douglas Godshall
Title:	President

VALOR MERGER SUB LTD.

By:	/s/ Douglas Godshall
Name:	Douglas Godshall
Title:	President

HW MERGER SUB, INC.

By:	/s/ Douglas Godshall
Name:	Douglas Godshall
Title:	President

VALOR SHAREHOLDER REPRESENTATIVE, LLC

By:	/s/ Lawrence C. Best
Name:	Lawrence C. Best
Title:	Managing Director

[Signature Page to Business Combination Agreement]

EXHIBIT A

CERTAIN DEFINED TERMS

“Accelerated Earnout Period” means the period beginning at the ISR Effective Time and ending on the date of the consummation of the earliest to occur of a Change in Control of Holdco or the ISR Surviving Company.

“Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other document, agreement, arrangement or undertaking contemplating or otherwise relating to, or that would reasonably be expected to lead to, any Acquisition Proposal.

“Acquisition Proposal” means, with respect to any party hereto, any bona fide offer or proposal (other than the Transactions or an offer or proposal by a party hereto or any of its Affiliates), whether or not in writing, including any modification or proposed modification thereto, relating to any of the following: (a) the acquisition or purchase by any person or group of persons acting jointly or in concert of any capital stock or other voting securities, or securities convertible into or exercisable or exchangeable for any capital stock or other voting securities of such party or any of its Subsidiaries representing all or a significant portion of the outstanding voting securities of such party or such Subsidiary; or (b) the acquisition or purchase by any person or group of persons acting jointly or in concert of any assets of such party and/or one or more of its Subsidiaries (including equity interests of any Subsidiary of such party) which assets individually or in the aggregate contribute all or a significant portion of the consolidated revenue or represent all of a significant portion of the total asset value of such party and its Subsidiaries taken as a whole (in each case, if filed with the SEC, based on the consolidated financial statements of such party most recently filed prior to such time with the SEC) (or any lease, license, royalty, long-term supply agreement or other arrangement having a similar economic effect); provided, that, in the case of an Acquisition Proposal with respect to HW, references to “all or a significant portion” in this definition shall be deemed references to “fifty percent (50%) or more”.

“Action” means any pending action, suit, arbitration, or governmental investigation or proceeding.

“Affiliate” means, with respect to any other person, any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person. For purposes of this definition, “control,” when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have the meanings correlative to the foregoing. Until the consummation of the Transactions, neither Valor nor any of its Subsidiaries shall be deemed for any purposes of this Agreement to be an Affiliate of HW, Holdco, ISR Merger Sub or US Merger Sub. For the avoidance of doubt, Affiliates of HW shall include Holdco, ISR Merger Sub and US Merger Sub.

“Aggregate Closing Holdco Shares” means the number of Holdco Common Shares equal to (a) 4,400,000 Holdco Common Shares (subject to adjustment as provided in Section 2.5 and Section 3.1(h)); minus (b) the quotient obtained by dividing (A) the sum of (i) Closing Adjustment Amount, plus (ii) the dollar amount specified in the definition of Representative Reimbursement Amount, by (B) the Signing Date Price; minus (c) the Escrowed Shares; provided, however, that in the event that either the CE Mark Milestone or the First-in-Man Milestone are achieved prior to the Closing Date, Holdco shall be required to make the CE Contingent Payment and the First-in-Man Contingent Payment at the Closing. For the avoidance of doubt, in no event shall Holdco be required to issue more than 4,400,000 Holdco Common Shares less the number of shares representing the Closing Adjustment Amount (subject to adjustment as provided in Section 2.5 and Section 3.1(h)) to the Participating Rights Holders and Founders at Closing, unless the CE Mark Milestone or the First-in-Man Milestone are achieved prior to the Closing Date.

“Aggregate Exercise Amount” means the sum of (a) the Aggregate Option Exercise Amount, and (b) the Aggregate Warrant Exercise Amount.

“Aggregate Option Exercise Amount” means the aggregate exercise price of all Valor Options outstanding immediately prior to the ISR Effective Time, whether vested or unvested, which aggregate exercise price for each such Valor Option shall be equal to the product of (a) the number of Valor Ordinary Shares represented by such Valor Option multiplied by (b) the exercise price per share for such Valor Option.

“Aggregate Warrant Consideration” means eight hundred and fifty thousand (850,000) Holdco Common Shares (subject to adjustment as provided in the Warrants and Deducted Warrants).

“Aggregate Warrant Exercise Amount” means the aggregate exercise price of all Valor Warrants, whether vested or unvested, which aggregate exercise price for each such Valor Warrant shall be equal to the product of (a) the number of Valor Preferred Shares represented by such Valor Warrant multiplied by (b) the exercise price per share for such Valor Warrant.

“business day” (whether such term is capitalized or not) means any day, other than Saturday Sunday, on which commercial banks located in Boston, Massachusetts or Tel Aviv, Israel are required or authorized to remain closed.

“Cardinal Product” means any surgically implanted, semi-rigid, adjustable annuloplasty ring for mitral valve repair derived from the system for which Valor sought and obtained CE Mark certification in 2011.

“Cardioband Product” means any transfemoral venous delivery mitral valve repair system derived from the system designed by Valor and submitted by Valor for CE Marking in 2014.

“Cardioband TR Product” means any transfemoral tricuspid valve repair product derived from the Cardioband Product.

“Cardiovalve Product” means (a) for the purposes of the definition of “Valor Products” as used in Article 4, the transfemoral mitral valve replacement system currently under development by Valor and its Subsidiaries and (b) for all other purposes hereunder, any transfemoral mitral valve replacement systems or products (i) which are derived from such system currently under development, the Valor Owned Intellectual Property or Valor Licensed Intellectual Property, or (ii) conceived or reduced to practice by the Israeli Technology Center, including, without limitation, any products or systems conceived of, developed by, or otherwise participated in the development of, in each case whether in whole or in part, by the Israeli Technology Center. The definition of Cardiovalve Product shall not include any mitral heart valve replacement products that are (x) developed by Holdco or its Affiliates (other than the ISR Surviving Company) independently of the Valor Products, Valor Owned Intellectual Property, Valor Licensed Intellectual Property and the Israeli Technology Center or (y) acquired by Holdco or any of its Affiliates (including the ISR Surviving Company) from a third party and thereafter developed independently of the Valor Products, Valor Owned Intellectual Property, Valor Licensed Intellectual Property and the Israeli Technology Center, except in each case to the extent such products use or infringe the issued claims of any patents included in the Valor Owned Intellectual Property (whether issued before or after Closing) or any other documented Intellectual Property conceived or reduced to practice by the Israeli Technology Center.

“CE Mark” means the “CE” marking (or such other successor marking to the “CE” marking) required under applicable Laws for the importation, promotion, pricing, marketing and sale of a product in the European Economic Area.

“CE Mark Milestone” means the date upon which the Cardioband Product can rightfully be affixed with a CE Mark.

“CE Mark Milestone Consideration Amount” means the issuance of 800,000 Holdco Common Shares (subject to adjustment as provided in Section 2.5 and Section 3.1(h)).

“Change in Control Payments” means any amounts that become payable in cash to any current or former director, officer, employee or consultant of Valor on or prior to the Closing Date as a result of the execution and delivery of this Agreement or the consummation of the Transactions, whether pursuant to a severance policy of Valor or an individual employment, severance or change-in-control agreement or otherwise (other than (a) any severance resulting from the termination after the Closing Date of a director, officer, employee or consultant of Valor and (b) pursuant to Section 3.1).

“Change in Control” means, with respect to (a) the ISR Surviving Company, any of the following: (i) any consolidation or merger of the ISR Surviving Company with or into one or more entities, the sale of any equity securities of the ISR Surviving Company, or any other transaction or series of transactions, whether or not the ISR Surviving Company is a party thereto, as a result of which the equityholders of the ISR Surviving Company immediately prior to such consolidation, merger, sale or transaction or their Affiliates no longer own directly or indirectly equity securities representing a majority of economic equity interests in or voting power of the ISR Surviving Company or other surviving entity; (ii) any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of the assets of the ISR Surviving Company and its Subsidiaries on a consolidated basis (other than to an Affiliate); or (iii) the liquidation or dissolution of the ISR Surviving Company; provided, that a Change in Control with respect to the ISR Surviving Company shall not include (x) any sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the ISR Surviving Company or (y) for the avoidance of doubt, any corporate restructuring, reorganization or similar transaction or series of transactions after which Holdco continues to control (whether directly or indirectly) the ISR Surviving Company or all or substantially all of its assets; (b) Holdco, (i) any consolidation or merger of Holdco with or into one or more entities, the sale of any equity securities of Holdco, or any other transaction or series of transactions, whether or not Holdco is a party thereto, as a result of which the equityholders of Holdco immediately prior to such consolidation, merger, sale or transaction or their Affiliates no longer own directly or indirectly equity securities representing a majority of economic equity interests in or voting power of Holdco or other surviving entity; (ii) any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of the assets of Holdco and its Subsidiaries on a consolidated basis (other than to an Affiliate); or (iii) at any time, any “person” or “group” (within the meaning of Section 13(d) of the Exchange Act) shall become, or obtain rights, whether by means of warrants, options or otherwise, to become the “beneficial owner,” (as defined in Rule 13(d)-3 under the Exchange Act), directly or indirectly, of equity securities of Holdco representing more than fifty percent (50%) of the ordinary voting power for the election of directors (determined on a fully diluted basis); and (c) HW, any of the following: (i) any consolidation or merger of HW with or into one or more entities, the sale of any equity securities of HW, or any other transaction or series of transactions, whether or not HW is a party thereto, as a result of which the equityholders of HW immediately prior to such consolidation, merger, sale or transaction or their Affiliates no longer own directly or indirectly equity securities representing a majority of economic equity interests in or voting power of HW or other surviving entity; (ii) any sale, lease or other transfer in one transaction or a series of transaction of all or substantially all of the assets of HW and its Subsidiaries on a consolidated basis (other than to an Affiliate); or (iii) the liquidation or dissolution of HW; provided, that a Change in Control with respect to HW shall not include (x) any sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of HW or (y) for the avoidance of doubt, any corporate restructuring, reorganization or similar transaction or series of transactions after which Holdco continues to control (whether directly or indirectly) HW or all or substantially all of its assets.

“Change of Recommendation” means any of the following: (a) the HW Board fails to publicly make the HW Board Recommendation or withholds, withdraws, modifies, changes or qualifies in a manner adverse to Valor or the Valor Shareholders the HW Board’s approval of the Transactions or the HW Board Recommendation; or (b) if an Acquisition Proposal with respect to HW has been made, Valor requests in writing that the HW Board publicly reaffirm the HW Board Recommendation and/or publicly reject any Acquisition Proposal with respect to HW and the HW Board shall, in each case, not have done so within five (5) business days following the receipt of such request.

“Closing Adjustment Amount” means an amount equal to (a) the aggregate amount of Change in Control Payments, plus (b) the Indebtedness Amount, plus (c) the Transaction Costs.

“Closing Holdco Shares” means the Aggregate Closing Holdco Shares less the Founders’ Portion thereof.

“Commercialization” means any and all activities directed to the preparation for sale of, offering for sale of, or sale of the Valor Products, including activities related to marketing, promoting, distributing, importing and exporting the Valor Products, and interacting with Governmental Authorities regarding any of the foregoing.

“Confidentiality Agreement” means the confidentiality agreement, dated as of February 16, 2012, by and between Valor and HW.

“Contingent Payment Amount” means the CE Mark Milestone Consideration Amount, the First-in-Man Milestone Consideration Amount, the Net Sales Milestone Consideration Amount (including the Contingent Payments described in Section 1.5(e)(iv) and the penultimate sentence of Section 11.4, as applicable).

“Damages” means (in each case excluding punitive, consequential, indirect and special damages, lost profits and diminution in value or reputation, other than any of the foregoing awarded as part of a Third-Party Claim) the amount of any loss, deficiency, damage, injury, liability, settlement, judgment, award, fine, penalty, fee (including reasonable attorneys’ fees and reasonable consultants’ and experts’ fees), charge, cost (including reasonable costs of investigation), Tax, or expense, whether or not involving an Action, including any costs of defending any Actions or enforcing an Indemnified Party’s rights under this Agreement, incurred or suffered by a party with respect to or relating to an Action, event, circumstance or state of facts. With respect to Intellectual Property Claims, “Damages” shall mean any royalties or similar payments made by a person to third parties not Affiliated with such person with respect to sales (including past sales) of Valor Products prior to the date on which the Net Sales Milestone is achieved, in addition to amounts paid as part of a Third Party Claim in respect of royalties, lost profits, diminution in value or other awards for past sales, and other Damages (as defined in the preceding sentence) payable to third parties in connection with such payments.

“day” means a calendar day, unless otherwise specified as a business day.

“Deducted Closing Holdco Shares” means the Founders’ Portion of the Aggregate Closing Holdco Shares.

“Deducted Warrants” means the warrants to purchase in the aggregate the Founders’ Portion of the Aggregate Warrant Consideration in the form of Exhibit H.

“Development” means, with respect to a product, any and all activities directed to pre-clinical, clinical and other non-clinical testing and development, regulatory matters, design and development planning, test method development and stability testing, biocompatibility, formulation, manufacturing process development, and manufacturing scale-up, qualification and validation, quality assurance/quality control, clinical trials, statistical analysis and report writing, interacting with key opinion leaders and scientific advisory boards, the preparation, submission and active management and maintenance of regulatory materials for such product and interacting with Governmental Authorities regarding any of the foregoing, in each case whether before or after obtaining any regulatory or marketing authorization or approvals from a Governmental Authority. When used as a verb, “Develop” means to engage in Development.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Materials” means any disclosure that may be required by the Israeli Securities Authority.

“Dollar” or “$” means dollars in lawful currency of the United States of America.

“Earnout Period” means the period beginning at the ISR Effective Time and ending on the earlier of (a) the tenth (10th) anniversary of the Closing Date and (b) the date all Contingent Payments pursuant to Section 1.6 and Section 1.7 have been paid.

“Environmental Law” means any applicable Law pertaining to environmental matters, zoning, or employee health or safety.

“Environmental Permit” means all material permits, licenses and authorizations required by Valor under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent Agreement” means the Exchange Agent Agreement between Holdco, the Shareholder Representative and the Exchange Agent.

“FDA” means the United States Food and Drug Administration and any successor entity.

“FDCA” means the Federal Food, Drug, and Cosmetic Act, as amended, at 21 U.S.C. §§ 301 et seq. and its implementing regulations and guidances.

“First-in-Man Milestone” shall mean the occurrence of a Successful implantation in a human of the Cardioband TR Product or the Cardiovalve Product, which implantation is sponsored by any Relevant Person.

“First-in-Man Milestone Consideration Amount” means the issuance of 700,000 Holdco Common Shares (subject to adjustment as provided in Section 2.5 and Section 3.1(h)).

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Holdco registering the public offering and sale of Holdco Common Shares and Warrants to all holders of Valor Ordinary Shares, Valor Preferred Shares and Valor Options in the ISR Merger, including all Holdco Common Shares and Warrants to be issued in exchange for all other Valor Ordinary Shares, Valor Preferred Shares and Valor Options in the ISR Merger, including in respect of any Contingent Payments, as said registration statement may be amended pursuant to the terms hereof prior to the time it is declared effective by the SEC.

“Founders” means the “Founder” parties to the Mitral Purchase Agreement.

“Fully Diluted Ordinary Shares Number” means the sum of (a) the aggregate number of Valor Ordinary Shares issued and outstanding immediately prior to the ISR Effective Time

(including Valor Ordinary Shares issued upon the exercise of Valor Options exercised on or prior to the ISR Effective Time), (b) the aggregate maximum number of Valor Ordinary Shares issuable immediately prior to the ISR Effective Time upon the exercise of unexercised Valor Options, and other unexercised options, warrants or rights to acquire Valor Ordinary Shares issued and outstanding at such time (whether or not vested or exercisable as of the ISR Effective Time) and upon the conversion of all convertible notes or other securities convertible into Valor Ordinary Shares outstanding at such time (excluding the Valor Preferred Shares), and (c) the aggregate maximum number of Valor Ordinary Shares issuable immediately prior to the ISR Effective Time upon the conversion of the Valor Preferred Shares issued and outstanding at such time, including Valor Preferred Shares issuable upon the exercise of any unexercised options, warrants or rights to acquire Valor Preferred Shares issued and outstanding at such time (including the Valor Warrants). The Fully Diluted Ordinary Shares Number shall exclude any HW Owned Equity.

“GAAP” means generally accepted accounting principles in the United States consistently applied.

“Governmental Authority” means any United States or supranational, foreign, provincial, state, municipal or local government, governmental, regulatory or administrative authority, agency, body, branch or bureau, instrumentality or commission or any court, tribunal, judicial or arbitral body.

“Hazardous Substance” means (a) those substances defined in or regulated under the following federal statutes and their state counterparts and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (b) petroleum and petroleum products, including crude oil and any fractions thereof; (c) natural gas, synthetic gas, and any mixtures thereof; (d) polychlorinated biphenyls, asbestos and radon; and (e) any substance, material or waste defined as “toxic” or “hazardous” by any federal, state, local or foreign Governmental Authority pursuant to any Environmental Laws.

“Health Care Professional” means any person, and any of their related foundations, Affiliates, associations and similar entities, (a) involved in the provision of health care services to patients, or (b) that purchases, leases, recommends, approves, uses, arranges for the purchase or lease of, or prescribes medical devices or similar or related products, specifically including, but not limited to, persons providing health care services, and persons who do not directly provide services but who are involved in the decision to purchase, lease, approve, use or recommend a medical device or similar or related product.

“Healthcare Laws” means the FDCA, Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act), the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Stark Anti-Self-Referral Law (42 U.S.C. §§ 1395nn), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the

Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), the exclusion Laws (42 U.S.C. § 1320a-7), the European Medical Device Directives (Directive 93/42/EEC, 90/385/EEC, and 98/79/EC as amended) and any European Economic Area Member State Laws implementing the provisions of these directives, the Misleading and Comparative Advertising Directive (2006/114/EC), the Unfair Commercial Practices Directive (2005/29/EC), and any European Economic Area Member State Laws implementing the provisions of these directives, all regulations or guidance promulgated pursuant to such Laws, and any other foreign, federal, or state Law that regulates the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, advertising, distributing or marketing of pharmaceutical or medical device products, or that is related to kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care services (but excluding any Environmental Law).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and including all associated regulations promulgated thereunder.

“Holdco Board” means the Board of Directors of Holdco.

“Holdco Common Share” means a validly issued, fully paid and non-assessable share of the Common Stock of Holdco, par value $.001 per share.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HW Note” means the Convertible Promissory Note, dated as of July 10, 2015, issued by Valor to HW.

“HW Owned Equity” means, collectively, (a) each Valor Ordinary Share and Valor Preferred Share held immediately prior to the ISR Effective Time by HW or any of its Affiliates, (b) each HW Note, each Subsequent HW Note and any security or instrument convertible into, or exercisable for, Valor Capital Stock held immediately prior to the ISR Effective Time by HW or any of its Affiliates, and (c) in the event of any breach of the second sentence of Section 3.1(e) by HW or any of its Affiliates, each share of Valor Capital Stock and each security or instrument (including the HW Note and each Subsequent HW Note) convertible into, or exercisable for, Valor Capital Stock held immediately prior to the ISR Effective Time by a direct or indirect transferee or assignee of HW or any of its Affiliates (or a transferee or assignee of any such transferee or assignee of HW or any of its Affiliates).

“HW Preferred Shares” means shares of the preferred stock, par value $.001 per share, of HW.

“Indebtedness” means, as applied to any person, (a) all indebtedness for borrowed money, whether current or funded, or secured or unsecured (including all obligations for principal, interest premiums, penalties, fees, expenses and prepayment or breakage costs), (b) all indebtedness for the deferred purchase price of property or services represented by a note or other security, (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all indebtedness secured by a purchase money mortgage or other Lien to secure all or part of the purchase price of property subject to such mortgage or Lien (excluding operating leases), (e) any liability in respect of banker’s acceptances or letters of credit (but only to the extent drawn), (f) all indebtedness referred to in clauses (a), (b), (c), (d), or (e) above which is directly or indirectly guaranteed by or which such person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss, and (g) the liabilities set forth in item 2 of Section 4.6 of the Valor Disclosure Schedule. Notwithstanding anything herein to the contrary, in no event shall “Indebtedness” include: (i) regular payroll obligations in the ordinary course of business and all obligations under or arising out of any employee benefit plan, employment contract or other similar agreement in existence either on the Agreement Date or the Closing Date; (ii) obligations under any severance or termination of employment agreement or plan; (iii) statutory Liens incurred or advances or deposits or other security granted to any Governmental Authority in connection with a Permit; (iv) trade payables or other current liabilities in the ordinary course of business; (v) intercompany indebtedness between or among any person and one or more of its Subsidiaries; (vi) with respect to Valor and its Subsidiaries, the HW Note and any Subsequent HW Note; and (vii) any loans or grants from, or penalties or royalties imposed by, the OCS.

“Indemnified Party” means any person entitled to seek indemnification pursuant to the provisions of Article 9.

“Indemnifying Party” means any person against whom indemnification may be sought pursuant to the provisions of Article 9; provided, that in the event that the Indemnifying Party is a Participating Rights Holder or Founder, the Shareholder Representative shall have the sole and exclusive right, power and authority to take any action required or permitted by, and to exercise all rights granted to, such Participating Rights Holder or Founder in its capacity as the Indemnifying Party pursuant to Article 9, including the right to consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim pursuant to Section 11.3(c).

“Intellectual Property” means intellectual property and other proprietary rights of any description including (a) rights in any patent, patent application (including any U.S. or foreign provisionals, continuations, divisions, continuations-in-part, extensions, renewals, reissues, revivals and reexaminations, any PCT international applications, national phase applications and any patents issuing or granted from any of the foregoing applications), copyright, industrial design, URL, domain name, trademark, service mark, logo, trade dress or trade name, (b) related registrations and applications for registration, (c) trade secrets, moral rights or publicity rights, (d) invention, discovery, improvements, modification, know-how, technique, methodology, writing, work of authorship, design or data, whether or not patented, patentable, copyrightable or reduced to practice, including as embodied or disclosed in any: (i) computer source codes (human readable format) and object codes (machine readable format); (ii) specifications; (iii) manufacturing, assembly, test, installation, service and inspection instructions and procedures; (iv) engineering, programming, service and maintenance notes and logs; (v) technical, operating and service and maintenance manuals and data; (vi) hardware reference manuals; and (vii) user documentation, help files or training materials, and (e) good will related to any of the foregoing.

“Interests” means all ordinary shares and preferred shares of the reference person, all outstanding options, warrants, convertible notes, rights of conversion and other rights to acquire capital stock or any other control or economic interests of the reference person, and all shares issuable upon exercise or conversion of the shares, options, warrants, convertible notes, rights of conversion and other rights to acquire capital stock or any other control or economic interests of such person, outstanding from time to time, whether or not then vested, exercisable or convertible.

“Israeli Companies Law” means Israel Companies Law 5759-1999.

“Israeli Tax Code” means the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder, as amended.

“Israeli Technology Center” means Valor’s and its Subsidiaries’ operations and personnel located in Israel, including research, intellectual capital, development and manufacturing (including such operations, personnel, research, development and manufacturing of the ISR Surviving Company).

“ITA” means the Israel Tax Authority.

“Joint Proxy Statement/Prospectus” means the joint proxy statement/prospectus to be sent to HW’s stockholders in connection with the HW Stockholders’ Meeting.

“Key Employees” means Amir Gross, Tal Reich, Tal Sheps, Tomer Druker, Nitza Shoham and Ilia Harlton.

“Knowledge of HW” means the knowledge of each of Doug Godshall and Peter McAree, in his capacity as an officer or director of HW or its Subsidiaries, in each case after making inquiry (with respect to a particular subject matter) of each of their direct reports or other managers who are principally responsible for the applicable subject matter and conducting a reasonable investigation of books and records within HW’s possession and control.

“Knowledge of Valor” means the knowledge of each of the following individuals, in his capacity as an officer or director of Valor or its Subsidiaries: each of the Key Employees and Lawrence C. Best, in each case after making inquiry (with respect to a particular subject matter) of each of their direct reports or other managers who are principally responsible for the applicable subject matter and conducting a reasonable investigation of books and records within Valor’s possession and control.

“Law” means national, supranational, state, provincial, municipal or local statute, law, constitution, ordinance, code, regulation, rule, notice, court decision, interpretation, agency guidance, Order, resolution, corporate integrity agreement, stipulation, determination, requirement or rule of law (including common law), code or edict issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Licensee” means a person that is granted a license or assignment by any Relevant Person, other than an Affiliate or a distributor of such person, of Valor Owned Intellectual Property or Valor Licensed Intellectual Property.

“Lien” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal, preemptive right, community property interest, conditional or installment sale agreement or other similar right of third parties of any kind, or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but, for the avoidance of doubt, not including any license or sublicense of Intellectual Property).

“Material Adverse Effect” means with respect to Valor or HW, as the case may be, any change or effect that, when taken individually or together with all other adverse changes or effects, is or is reasonably likely to be materially adverse to the business, results of operations, or financial condition of Valor or HW, as the case may be, and their respective Subsidiaries, taken as a whole, or, with respect to HW, the ability of HW, Holdco, US Merger Sub or ISR Merger Sub to consummate the Transactions; provided, however that in no event shall any change or effect resulting from or arising out of any of the following, either alone or in combination, be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur: (a) general economic conditions in the United States or any other country or region in the world (or changes therein), general conditions in the financial markets in the United States or any other country or region in the world (or changes therein) or general political conditions in the United States or any other country or region in the world (or changes therein); (b) conditions generally affecting the industries in which Valor or HW, as the case may be, operate; (c) changes or proposed changes in applicable Laws, Orders or GAAP (or the interpretation thereof); (d) acts of war, terrorism or sabotage in the United States or any other country or region in the world (or any escalation with respect thereto); (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other similar events in the United States or any other country or region in the world (in the case of each of clauses (a), (b), (c), (d) and (e), provided, that such change or effect may be taken into account when determining whether a Material Adverse Effect has occurred to the extent that such change or effect has a disproportionate impact on Valor or HW, as the case may be, and their respective Subsidiaries, taken as a whole, compared to other participants in the industries in which Valor or HW, as the case may be, operates); (f) actions required to be taken under applicable Laws, contracts or agreements; (g) the announcement or pendency of the Transactions; (h) compliance with the terms of, or the taking of any action required by this Agreement or the Related Agreements; or (i) any failure by Valor or HW to meet published analysts’ estimates, internal or external projections or forecasts of revenues, earnings or other financial or business metrics, or fluctuations in the trading price of the capital stock of HW or Holdco, in each case in and of themselves (it being understood that the underlying cause(s) of any such failure, fluctuations or changes may be taken into account unless otherwise excluded by this definition).

“Merger Consideration” means the aggregate amount of cash, Holdco Common Shares and warrants to purchase Holdco Common Shares payable to the Participating Rights Holders pursuant to Section 3.1 (assuming, solely for the purposes of this definition, that no amounts of cash, Holdco Common Shares or warrants to purchase Holdco Common Shares are deducted from amounts payable to the Participating Rights Holders and paid to the Founders pursuant to Section 8.11).

“Milestone” means any of the CE Mark Milestone, the First-in-Man Milestone, the Net Sales Milestone, or the Net Sales milestone set forth in the Warrants and the Deducted Warrants.

“Mitral” means Mitraltech Ltd., a company organized under the laws of the State of Israel.

“Mitral Purchase Agreement” means that certain Share Purchase Agreement, dated as of July 27, 2010, by and among Valor, Mitral and the Founders.

“NASDAQ” means the NASDAQ Global Market or the NASDAQ Global Select Market, as applicable.

“Net Sales Milestone Consideration Amount” means cash, the issuance of Holdco Common Shares valued at the Reference Market Value (subject to adjustment as provided in Section 3.1(h)), or any combination of cash and the issuance of Holdco Common Shares as determined by Holdco in its sole discretion, in the aggregate amount of $375,000,000 (subject to adjustment as provided in Section 1.6(e)).

“Net Sales Milestone” shall means Net Sales, during any period of twelve (12) consecutive calendar months during the period commencing on the first day of the first calendar month following the calendar month including the ISR Effective Time, equal to $450,000,000 in the aggregate, subject to adjustment as provided in Section 1.6(e).

“Net Sales” means (a) the net sales recorded by any Relevant Person from the Sale of Valor Products by any such person after the ISR Effective Time to third parties that are not Affiliates, in accordance with GAAP, consistently applied (and, in the case of Holdco and its Subsidiaries, consistently applied by Holdco across similar product lines, in connection with the preparation of the financial statements of Holdco, as publicly reported) and (b) any cash royalties received by any Relevant Person from Licensees after the ISR Effective Time in respect of a license of the Valor Owned Intellectual Property or the Valor Licensed Intellectual Property. For purposes of calculating Net Sales, all Net Sales shall be converted into United States dollars using such applicable person’s standard conversion methodology consistent with GAAP.

“Obligated Valor Shareholder” means any Valor Shareholder that has an obligation to Valor and/or the OCS, pursuant to a commitment in effect as of the Agreement Date, to pay all or any portion of the OCS Loan Amount to the OCS and/or Valor.

“OCS Amount” means the OCS Grant Amount and the OCS Loan Amount.

“OCS Grant Amount” means the principal amount of the “Keren Temura” grant made to Valor equal to NIS100,000 plus all accrued interest thereon as of the date of computation but not later than the twelve (12) month anniversary of the ISR Effective Time.

“OCS Loan Amount” means the principal amount of the incubator loan made to the Obligated Valor Shareholder equal to NIS2,100,000 plus all accrued interest thereon as of the date of computation but not later than the twelve (12) month anniversary of the ISR Effective Time.

“OCS Maximum Amount” means an amount equal to (a) three (3) times the OCS Amount minus (b) any amounts in respect of the OCS Amount that have been paid pursuant to Section 8.8(b).

“OCS Settlement” shall mean the grant of an order by a written confirmation from the OCS, or an approval in writing of the OCS addressed to the ISR Surviving Company or Holdco in the form reasonably acceptable to the ISR Surviving Company or Holdco to the effect that, no restrictions or obligations (including the restrictions and obligations described in item 3 of Section 4.26 of the Valor Disclosure Schedule) under the R&D Law are applicable to Valor, the ISR Surviving Company or Holdco.

“Order” means any order, stay, writ, judgment, injunction, decree, determination, ruling or award.

“Participating Rights Holders” means those persons (other than Valor or any holder of HW Owned Equity) who, immediately prior to the ISR Effective Time, were holders of Valor Ordinary Shares, Valor Preferred Shares, Valor Warrants or Valor Options and whose interests therein, as the result of the ISR Merger, are converted into rights to receive a portion of the Merger Consideration.

“Per Share Closing Consideration” means a number of Holdco Common Shares equal to the quotient obtained by dividing (i) the sum of (A) ninety-five percent (95%) of the Closing Holdco Shares plus (B) the quotient obtained by dividing (1) ninety-five percent (95%) of the Aggregate Exercise Amount, by (2) the Signing Date Price, by (ii) the Fully Diluted Ordinary Shares Number (excluding the Valor Preferred S Shares).

“Per Share Contingent Payment Consideration” means, with respect to any Contingent Payment, (i) a number of Holdco Common Shares equal to the quotient obtained by dividing (A) ninety-five percent (95%) of the aggregate number of Holdco Common Shares included in such Contingent Payment (after deduction of the Founders’ Portion), if any, by (B) the Fully Diluted Ordinary Shares Number (excluding the Valor Preferred S Shares); and (ii) an amount in cash equal to the quotient obtained by dividing (A) ninety-five percent (95%) of the aggregate amount of cash included in such Contingent Payment (after deduction of the Founders’ Portion), by (B) the Fully Diluted Ordinary Shares Number (excluding the Valor Preferred S Shares).

“Per Share Preferred S Closing Consideration” means a number of Holdco Common Shares equal to the quotient obtained by dividing (i) the sum of (A) five percent (5%) of the Closing Holdco Shares plus (B) the quotient obtained by dividing (1) five percent (5%) of the Aggregate Exercise Amount, by (2) the Signing Date Price, by (ii) the aggregate number of Valor Preferred S Shares issued and outstanding as of immediately prior to the ISR Effective Time.

“Per Share Preferred S Contingent Payment Consideration” means, with respect to any Contingent Payment, (i) a number of Holdco Common Shares equal to the quotient obtained by dividing (A) five percent (5%) of the aggregate number of Holdco Common Shares included in such Contingent Payment (after deduction of the Founders’ Portion), if any, by (B) the aggregate number of Valor Preferred S Shares issued and outstanding as of immediately prior to the ISR Effective Time; and (ii) an amount in cash equal to the quotient obtained by dividing (A) five percent (5%) of the aggregate amount of cash included in such Contingent Payment (after deduction of the Founders’ Portion), by (B) the aggregate number of Valor Preferred S Shares issued and outstanding as of immediately prior to the ISR Effective Time.

“Per Share Preferred S Warrant Consideration” means a number of Warrants equal to the quotient obtained by dividing (A) five percent (5%) of the aggregate number of Warrants to be issued, by (B) the aggregate number of Valor Preferred S Shares issued and outstanding as of immediately prior to the ISR Effective Time.

“Per Share Warrant Consideration” means a number of Warrants equal to the quotient obtained by dividing (A) ninety-five percent (95%) of the aggregate number of Warrants to be issued, by (B) the Fully Diluted Ordinary Shares Number (excluding the Valor Preferred S Shares).

“Permit” means all permits, registrations, franchises, grants, authorizations (including marketing and testing authorizations), concessions, licenses, easements, variances, exceptions, exemptions, consents, certificates, clearances, approvals and Orders of any Governmental Authority (but excluding Environmental Permits).

“Permitted Liens” means (i) statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements, (ii) statutory or common law Liens or encumbrances in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like Liens, (iii) Liens or encumbrances imposed on the underlying fee interest in Valor Leased Real Property; (iv) any zoning, land use, covenants, conditions and restrictions or similar matters affecting any Leased Real Property, (v) any Lien for Taxes not yet due and payable, unless being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established, (vi) zoning regulations and ordinances which are not violated by the current use of the existing improvements on the Leased Real Property, (vii) easements, restrictive covenants, minor encroachments or any state of facts an accurate survey of the Leased Real Property would disclose which, individually or in the aggregate, do not materially adversely affect the value or the continued use of the real property to which they apply, (viii) rights of parties in possession without options to purchase or rights of first refusal, (ix) title to any portion of the premises lying within the right of way or boundary of any public road or private road which, individually or in the aggregate, do not materially adversely affect the value or the continued use of the Leased Real Property and (x) mechanics’, carriers’, landlords’, workmen’s, repairmen’s and similar Liens, incurred in the ordinary course of business not yet due and payable, unless being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established.

“person” means (whether or not capitalized) an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Privacy Laws, including, without limitation, “protected health information” and “electronic protected health information,” each as defined by HIPAA.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.

“Privacy Laws” means any applicable data privacy, data security, or data protection Law in the United States and Israel, including, without limitation, HIPAA.

“Property Taxes” means all Real Property Taxes, personal property Taxes and similar ad valorem Taxes.

“Pro Rata Share” means, with respect to a particular Participating Rights Holder or Founder, the percentage set forth in the Closing Payment Allocation Schedule or any Closing Payment Allocation Schedule Update next to such Participating Rights Holder’s or Founder’s name and identified as the “Pro Rata Share.” “Pro Rata Share” for each Participating Rights Holder or Founder shall be the percentage of the aggregate amount of Merger Consideration and Founders’ Portion such Person shall be entitled to receive hereunder, calculated, with respect to Participating Rights Holders, in accordance with the Valor Charter. The aggregate Pro Rata Share of all Participating Rights Holders and Founders shall equal one hundred percent (100%).

“Real Property” means any real property, whether owned in fee simple or a leasehold interest or other interest in real property.

“Reference Market Value” means the volume-weighted average closing sale price, as published in the Eastern Edition of the Wall Street Journal, of a share of Holdco Common Shares on NASDAQ for the ten consecutive trading day period ending three trading days prior to the payment date.

“Related Agreements” means the Exchange Agent Agreement, the Escrow Agreement, the ISR Merger Certificate, the US Certificate of Merger and all other agreements or certificates executed in connection with this Agreement.

“Relevant Persons” shall mean Holdco, its Subsidiaries, and Affiliates and any of their respective purchasers in a Change in Control, successors or assigns (and any such purchasers’, successors’ or assigns’ Subsidiaries and Affiliates).

“Representatives” means a person’s officers, directors, employees, agents, attorneys, accountants, advisors and other authorized representatives.

“Required HW Stockholder Vote” means the approval of the ISR Merger, the US Merger and the other Transactions by the affirmative vote of the holders of the required number of the HW Common Stock having voting power at the HW Stockholders’ Meeting.

“R&D Law” shall mean the Israeli Encouragement of Research and Development in Industry Law, 5744-1984, and all regulations thereunder.

“Sale” or “Sold” means the commercial sale for value by a Relevant Person, outside of a clinical trial, of a Valor Product to third parties not Affiliated with such person.

“SEC” means the United States Securities and Exchange Commission.

“Section 102 Trustee” means a trustee appointed by Valor and approved by the ITA to act as a trustee for the purposes of Section 102 and the Valor Option Plan, which is currently Yardeni-Gelfand Trusts (2000) Ltd., or any duly authorized successor thereto.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities” means (a) with respect to Valor, all Valor Ordinary Shares and Valor Preferred Shares, all outstanding options, warrants, convertible notes, rights of conversion and other rights to acquire capital stock of Valor, and all shares issuable upon exercise or conversion of the Valor Preferred Shares, options, warrants, convertible notes, rights of conversion and other rights to acquire stock of Valor, outstanding from time to time, whether or not then vested, exercisable or convertible (other than the HW Note and each Subsequent HW Note), (b) with respect to HW, all shares of HW Common Stock and HW Preferred Shares, all outstanding options, warrants, convertible notes, rights of conversion and other rights to acquire capital stock of HW, and all shares issuable upon exercise or conversion of the HW Preferred Shares, options, warrants, convertible notes, rights of conversion and other rights to acquire stock of HW, outstanding from time to time, whether or not then vested, exercisable or convertible, and (c) with respect to any Subsidiaries of any Person, all outstanding shares of capital stock of such Subsidiary, all outstanding options, warrants, convertible notes, rights of conversion and other rights to acquire capital stock of such Subsidiary, and all shares issuable upon exercise or conversion of the preferred shares, options, warrants, convertible notes, rights of conversion and other rights to acquire stock of such Subsidiary, outstanding from time to time, whether or not then vested, exercisable or convertible.

“Severance Pay Law” means the Israeli Severance Pay Law, 5723-1963 and all regulations thereunder.

“Shareholder Representative” means Valor Shareholder Representative, LLC, a Delaware limited liability company, or any new representative appointed to serve as such under Section 3.7(a).

“Signing Date Price” means $83.73, which represents the volume-weighted average closing sale price, as published in the Eastern Edition of the Wall Street Journal, of a share of HW Common Stock on NASDAQ for the ten consecutive trading day period ending immediately prior to the Agreement Date.

“Special Claims” means any Intellectual Property Claims, Tax Claims, and Merger Consideration Claims.

“Special Representations” means the representations or warranties in the Capitalization and Closing Adjustment Amount Statement, Sections 4.1 (Organization, Good Standing and Qualification), 4.3 (Capitalization; Voting and Other Rights), 4.4(a) (subsection (a) of Authorization; Binding Obligations; Governmental Consents), 4.21 (Brokers), 6.1 (Organization, Good Standing and Qualification), 6.2 (Capitalization; Voting and Other Rights), 6.4(a) (subsection (a) of Authorization; Binding Obligations; Governmental Consents) 6.7 (Brokers) and Article 5 (Representations and Warranties Regarding Holdco, ISR Merger Sub and US Merger Sub).

“state” (whether or not capitalized) means any state or commonwealth of the United States of America, the District of Columbia, the Commonwealth of Puerto Rico, and any other dependency, possession or territory of the United States of America.

“Straddle Period” means any Tax period that includes but does not end on the Closing Date.

“Subsidiary” or “Subsidiaries” (whether or not capitalized) of any person (or of Valor, if no such person is specified) means any corporation, partnership, limited liability company, association, trust, joint venture or other legal entity of which such person (either above or through or together with any other Subsidiary) owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Successful” means, with respect to the implantation of a Cardioband TR Product or Cardiovalve Product in a human, that such product was implanted without the occurrence of a major adverse event relating to such product prior to such individual’s discharge from the operating room.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information and including any amendment thereto) relating to Taxes filed or required to be filed with a Taxation Authority.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means any income, net income, gross receipts, franchise, branch profits, profits, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, ad valorem, excise, export, natural resources, severance, margin, escheat, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, property, capital stock, capital gains, net worth, intangibles, social security, pension insurance contributions, employment, unemployment, disability, payroll, license, employee or other tax, assessment, charge or similar levy, of any kind whatsoever, including any interest, penalties, additional amounts or additions to tax in respect of the foregoing, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other person by law (including under Treasury Regulations Section 1.1502-6), contract or otherwise.

“Taxation Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Treasury Regulations” means the regulations promulgated under the Code.

“ValCo” means Valtech Cardio, Inc., a Delaware corporation.

“Valor 102 Options” means Valor Options granted pursuant to Section 102(b)(2) of the Israeli Tax Code.

“Valor 102 Shares” means shares of the Valor Capital Stock issued upon exercise of Company 102 Options.

“Valor 3(i) Options” means Valor Options granted pursuant to Section 3(i) of the Israeli Tax Code.

“Valor Business” means the business of Valor and its Subsidiaries as presently conducted and as presently contemplated to be conducted as of immediately prior to the ISR Effective Time.

“Valor Capital Stock” means the Valor Ordinary Shares and the Valor Preferred Shares.

“Valor Charter” means Valor’s Amended and Restated Articles of Association.

“Valor Financial Statements” means (i) the audited financial statements (including balance sheets, statements of operations, and statements of shareholders’ equity and cash flows) of Valor and its Subsidiaries as of and for the years ended December 31, 2012, December 31, 2013 and December 31, 2014, and (ii) the unaudited financial statements (including balance sheets, and statements of operations) of Valor and its Subsidiaries as of and for the quarters ended March 31, 2015 and, on a preliminary basis, June 30, 2015, in each case, which Valor has made available to HW and are included in Section 4.5 of the Valor Disclosure Schedule.

“Valor Licensed Intellectual Property” means all Intellectual Property licensed to Valor or its Subsidiaries by any third party at the ISR Effective Time and included or used, or expected to be included or used, in the conduct of the Valor Business or by a Valor Product, including the Intellectual Property set forth on Section 4.11 of the Valor Disclosure Schedule, but excluding off-the-shelf software made commercially available under standard forms.

“Valor Option Plan” means Valor’s 2008 Israeli Share Option Plan, as amended, as adopted by the Valor Board.

“Valor Ordinary Shares” means the ordinary shares, par value NIS 0.01 per share, of Valor.

“Valor Owned Intellectual Property” means all Intellectual Property owned by Valor or its Subsidiaries at the ISR Effective Time, including the Intellectual Property set forth on Section 4.11 of the Valor Disclosure Schedule.

“Valor Preferred S Shares” means all Valor Preferred Shares which have been designated Series S Preferred Shares.

“Valor Products” means the Cardioband Product, the Cardioband TR Product, the Cardinal Product, the Cardiovalve Product, and the V-Chordal Product, and, for purposes of Section 1.6, Section 1.7, Section 11.2(c), the definition of “Net Sales” and any other definition in this Exhibit A when used in Section 1.6, Section 1.7, Section 11.2(c) or the definition of “Net Sales,” any heart valve replacement or repair products or systems which are (a) derived from such products or systems, the Valor Owned Intellectual Property or Valor Licensed Intellectual Property, or (b) conceived or reduced to practice by the Israeli Technology Center, including, without limitation, any products or systems conceived of, developed by, or otherwise participated in the development of, in each case whether in whole or in part, by the Israeli Technology Center. The definition of Valor Products shall not include (i) any ventricular assist device products or (ii) any products that are (x) developed by Holdco or its Affiliates (other than the ISR Surviving Company) independently of the Valor Products, Valor Owned Intellectual Property, Valor Licensed Intellectual Property and the Israeli Technology Center or (y) acquired by Holdco or any of its Affiliates (including the ISR Surviving Company) from a third party and thereafter developed independently of the Valor Products, Valor Owned Intellectual Property, Valor Licensed Intellectual Property and the Israeli Technology Center, except in each case in this clause (ii) to the extent such products use or infringe the issued claims of any patents included in the Valor Owned Intellectual Property (whether issued before or after Closing) or any other documented Intellectual Property conceived or reduced to practice by the Israeli Technology Center.

“Valor Tax Attributes” means the amount of net operating losses, capital loss carryovers, Tax credit carryovers, Tax basis of any assets, or other similar Tax items of Valor and its Subsidiaries as of the Closing Date.

“Valor Warrants” means the warrants to purchase Valor Preferred Shares outstanding immediately prior to the ISR Effective Time.

“V-Chordal Product” means the surgical or transcatheter implanted artificial valve chordate repair system derived from the system designed by Valor and on hold as of the Agreement Date.

“Warrants” means warrants to purchase in the aggregate the Aggregate Warrant Consideration less the Founders’ Portion thereof in the form of Exhibit H hereto.

The following table sets forth certain other defined terms and the Section of the Agreement in which the meaning of each such term appears:

Section(s)
“104(h) Tax Ruling”	3.2(e)(iv)
“280G Approval”	8.19
“Accountant”	1.7(b)(iii)
“Advisory Group”	3.7(d)
“Agreement Date”	Preamble

Section(s)
“Agreement”	Preamble
“Amended Articles”	1.3
“Appraiser”	1.7(b)(iii)
“Articles of Association”	2.2(a)
“Attached Consideration”	8.11
“Capitalization and Closing Adjustment Amount Statement”	1.5(a)(i)
“CE Mark Contingent Payment”	1.6(b)
“Certificates”	3.2(a)
“Change of Recommendation”	8.6(d)
“Change of Recommendation Notice”	8.6(d)
“Closing Date”	1.1(b)
“Closing Payment Allocation Schedule Update”	1.7(d)
“Closing Payment Allocation Schedule”	1.5(d)
“Closing”	1.1(b)
“Code”	Recitals
“Companies Registrar”	1.1(b)
“Contingent Payments”	1.6(a)
“Continuing Employees”	8.24(a)
“D&O Indemnified Parties”	8.18
“Dispute Notice”	1.7(b)(i)
“Effective Time”	2.1(a)
“Efforts Obligation”	1.6(f)(i)
“Electing Holder”	3.2(e)(iv)
“Escrow Account”	1.5(b)
“Escrow Agent”	1.5(b)
“Escrow Agreement”	1.5(b)
“Escrow Release Date”	11.5(b)
“Escrowed Shares”	1.5(b)
“Exchange Agent”	3.2(a)(i)
“Excluded HW Shares”	2.3(a)
“FDA Fraud Policy”	4.20(g)
“Final Closing Adjustment Amount”	1.5(e)(iv)
“First-in-Man Contingent Payment”	1.6(c)
“Founders’ Portion”	8.11
“Government Grants”	4.26
“Holdco Closing Adjustment Calculation”	1.5(e)(i)
“Holdco Group”	1.6(f)(i)
“Holdco Indemnitees”	11.2
“Holdco RSU”	2.7(b)
“Holdco Stock Option”	2.7(a)
“Holdco”	Preamble
“Holdco-Handled Claims”	11.3(e)
“Holder Related Claims”	12.6
“HW Board Recommendation”	8.6(b)
“HW Board”	Recitals

Section(s)
“HW Book-Entry Shares”	2.3(c)
“HW Certificate”	2.3(c)
“HW Common Stock”	2.3
“HW Cure Period”	10.1(e)
“HW Disclosure Schedule”	Article 6
“HW Equity Plans”	2.7(a)
“HW Exchange Ratio”	2.3(b)
“HW Filed Documents”	6.5(a)
“HW Financial Statements”	6.5(b)
“HW Related Party”	6.6
“HW RSU”	2.7(b)
“HW SEC Documents”	6.5(a)
“HW Stock Option”	2.7(a)
“HW Stockholders’ Meeting”	8.6(a)
“HW Termination Note”	10.2
“HW”	Preamble
“Indebtedness Amount”	1.5(a)(i)(D)
“Independent Accounting Firm”	1.5(e)(iii)
“Initial Representative Reimbursement Amount”	1.5(b)
“Initial Resolution Period”	1.5(e)(ii)
“Intellectual Property Claims”	11.2(c)
“ISR Effective Time”	1.1(b)
“ISR Merger Certificate”	1.1(b)
“ISR Merger Proposal”	8.1(a)
“ISR Merger Sub”	Preamble
“ISR Merger”	Recitals
“ISR Surviving Company”	1.1(a)
“Israeli Offering”	8.7(c)
“Israeli Options Interim Tax Ruling”	8.21(h)
“Israeli Options Tax Ruling”	8.21(h)
“Israeli Securities Law”	8.7(c)
“Letter of Transmittal”	3.2(a)(i)
“Material Contract”	4.7(b)
“Merger Consideration Claims”	11.2(e)
“Milestone Notice”	1.7(c)
“Mini-Basket”	11.5(a)
“Net Sales Certificate”	1.7(a)
“Net Sales Contingent Payment”	1.6(d)
“New Plans”	8.24(a)
“Objection Notice”	1.5(e)(ii)
“Objection Period”	1.5(e)(ii)
“OCS Approval”	4.4(b)
“OCS Claims”	11.2(f)
“OCS”	4.4(b)
“Officer’s Certificate”	11.4

Section(s)
“Old Plans”	8.24(a)
“Ordinance”	4.14(q)
“Organizational Documents”	4.24
“Payee”	3.2(e)(i)
“Payor”	3.2(e)(i)
“Potential 280G Payments”	8.19
“Prior Valor Counsel”	12.15
“Registered Valor-Owned Intellectual Property”	4.11(a)
“Related Party”	4.8
“Released Claims”	12.6
“Released Persons”	12.6
“Releasing Persons”	12.6
“Representative Engagement Agreement”	1.5(b)
“Representative Reimbursement Amount”	1.5(b)
“Required Valor Shareholder Vote”	4.29
“Section 102 Options”	4.19(a)
“Shareholder Representative Expenses”	3.7(d)
“Shareholder Representative Group”	3.7(d)
“Shareholder Support Agreements”	Recitals
“Stockholders Voting Agreements”	Recitals
“Subsequent Financial Statement”	7.3
“Subsequent HW Note”	8.23
“Substantial Creditors”	8.1(a)
“Tail D&O Policy”	8.18(b)
“Tax Claims”	11.2(d)
“Tax Matter”	8.21(c)(i)
“Termination Date”	10.1(b)
“Third-Party Claim”	11.3(a)
“Threshold”	11.5(a)
“Transactions”	Recitals
“Transaction Costs”	1.5(a)(i)(C)
“US Certificate of Merger”	2.1(a)
“US Exchange Fund”	2.6(a)
“US Merger Consideration”	2.3(b)
“US Merger Sub Common Stock”	2.4
“US Merger Sub”	Preamble
“US Merger”	Recitals
“US Surviving Corporation”	2.1(a)
“Valor Board Recommendation”	8.5(b)
“Valor Board”	Recitals
“Valor Cure Period”	10.1(d)
“Valor Disclosure Schedule”	Article 4
“Valor Employee Benefit Plan”	4.19(a)
“Valor Leased Real Property”	4.10(b)
“Valor Leases”	4.10(b)

Section(s)
“Valor Licenses”	4.20(b)
“Valor Option”	3.1(c)
“Valor Shareholders”	Recitals
“Valor”	Preamble
“Valtech Sale Notice”	8.1
“VAT”	4.14(s)(iii)
“Waived Benefits”	8.19
“Withholding Certificate”	3.2(e)(ii)
“Withholding Drop Date”	3.2(e)(ii)